The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated October 30, 2003)	Registration No. 333-109697

3,500,000 Shares

Equinix, Inc.

Common Stock

$     per share

We are selling 3,500,000 shares of our common stock, of which approximately 915,600 shares will be sold to STT Communications, Ltd. or its affiliates pursuant to their contractual right to purchase shares in this offering. We have granted the underwriters an option to purchase up to 525,000 additional shares of common stock to cover over-allotments.

Our common stock is quoted on the Nasdaq National Market under the symbol “EQIX.” The last reported sale price of our common stock on the Nasdaq National Market on November 5, 2003 was $17.04 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Equinix, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about November     , 2003.

Sole Book-Runner	Co-Lead Manager
Citigroup	SG Cowen

Needham & Company, Inc.

Adams, Harkness & Hill, Inc.

November     , 2003

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, using a shelf registration process. Under this shelf process, we may, from time to time, sell the common stock of which this offering is a part. The accompanying prospectus provides you with a general description of the shares of common stock that may be offered. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. For a more complete understanding of the offering of our common stock, you should refer to the registration statement, including its exhibits. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, including the risk factors, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Equinix” refer to Equinix, Inc., a Delaware corporation.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This section contains a general summary of the information contained in this prospectus supplement and the accompanying prospectus. It may not include all of the information that is important to you. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

Equinix, Inc.

Equinix provides network neutral colocation, interconnection and managed services to enterprises, content companies, systems integrators and the world’s largest networks. Through our 13 Internet Business Exchange hubs, or IBX hubs, in the U.S. and Asia customers can directly interconnect with each other for critical traffic exchange requirements. Direct interconnection to our aggregation of networks, which serve more than 90% of the world’s Internet routes, allows our customers to increase performance while significantly reducing costs. Based on our network neutral model and the quality of our IBX hubs, we believe we have established a critical mass of customers. This critical mass and the resulting “network effect,” combined with our improved financial position gained through the completion of a series of acquisitions and related financings at the end of last year, has allowed us to accelerate new customer growth and bookings. As a result of our fixed cost model, we believe this continued growth will drive higher incremental margins and increasing cash returns.

Our network neutral business model is a key differentiator for Equinix in the market. Because we do not operate a network, we are able to offer direct interconnection to the largest aggregation of bandwidth providers and Internet service providers. The world’s top tier Internet service providers, and numerous access networks, second tier providers and international carriers such AT&T, British Telecom, Cable & Wireless, Level 3, MCI, NTT, SBC, SingTel and Qwest are all currently located at our IBX hubs. Access to such a wide variety of networks has attracted 7 of the top 10 Internet properties and numerous other customers, including Amazon.com, Electronic Arts, Electronic Data Systems, Fujitsu, Gannett, Google, IBM, MSN, Sony, Washingtonpost.Newsweek Interactive and Yahoo!.

Our products and services are comprised of three types: Colocation, Interconnection, and Managed IT Infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for our customers’ colocation needs.

•	Interconnection services allow customers to trade network traffic with each other simply and easily without contracting bandwidth through local service providers.

•	Managed IT infrastructure services allow our customers to leverage our significant telecommunication expertise, maximize the benefits of our IBX hubs and optimize their infrastructure and resources.

This market has historically been served by large telecommunications carriers who have bundled their telecommunications services with their colocation offerings. Within the past six months, two major telecommunications companies have announced their plans to exit the U.S. market in order to focus on their core offerings. We believe we have an advantage in gaining the business of those customers displaced from these telecommunications companies because access to their networks are also available in our IBX hubs. Strategically, Equinix will continue to look at attractive opportunities to grow our market share and selectively improve our footprint and service streams.

Our Strategy

Our objective is to become the premier hub for critical Internet players to locate their operations in order to gain maximum benefits from the choice of networks and partners in the most simple and efficient manner. Key components of our strategy include the following:

Continue to Build upon our Critical Mass of Network Providers and Content Companies.    We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the Internet. This critical mass is a key selling point since content companies want to connect with a diverse set of networks to provide the best connectivity to their end-customers, and network companies want to sell bandwidth to content customers and interconnect with other networks in the most efficient manner available. Currently, we have over 150 unique networks, including all of the top tier networks, allowing our customers to directly interconnect with providers that serve more than 90% of global Internet routes.

Leverage the Network Effect.    As networks, content providers and other enterprises locate in our IBX hubs, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption. Our interconnection services enable scalable, reliable and cost-effective interconnection and traffic exchange thus lowering overall cost and increasing flexibility.

Promote our IBX Hubs as the Highest Performance Points on the Internet.    Our premier IBX hubs offer state of the art design and security, 24 hour / 365 days a year customer service, and high quality power and back-up redundancy with 99.9999% uptime.

Provide New Products and Services within our IBX Hubs.    We will continue to offer additional products and services that are most valuable to our customers as they manage their Internet and network businesses and, specifically, as they attempt to effectively utilize multiple networks. For example, we offer an automated service to allow customers to easily choose and provision networks, a service that allows backup and recovery of data and a service that allows customers to self monitor their networks.

Recent Developments

Acquisitions and Related Financings.    On December 31, 2002, we completed the acquisitions of i-STT, the Internet infrastructure subsidiary of STT Communications Ltd., and Pihana Pacific, a second Asia-Pacific focused competitor. In connection with the acquisitions, we raised $30.0 million in proceeds through the issuance of a convertible secured note to STT Communications and substantially de-leveraged our balance sheet through the repayment and retirement of outstanding debt. Upon closing the acquisitions, we retired more than $116.0 million of our 13% senior notes, through a combination of cash and equity, and further reduced our credit facility by an additional $8.5 million. As a result of these transactions, STT Communications holds approximately 26% of our outstanding voting stock. In June 2003, we raised an additional $10.0 million through the issuance of convertible secured notes to Crosslink Capital.

New IBX Addition.    On October 27, 2003, we announced that we had signed a definitive agreement to sublease Sprint’s E|Solutions Internet Center in Santa Clara, California, and acquire certain related assets. The 160,000 square foot data center would become our 14th IBX hub, expanding our global footprint to over 1.2 million square feet in five countries. Sprint’s Santa Clara center provides a physical infrastructure that is consistent with our industry leading standards, and currently hosts some of the top Internet companies. Consistent with our model of network-neutrality, we will offer a choice of networks in the new center. We may begin placing customers in the center December 1, 2003, subject to the satisfaction of closing conditions and completion of closing under our agreement with Sprint.

Credit Facility Amendment.    We are in discussions with our senior lenders to amend the terms of our credit facility. The material terms of the proposed amendment are as follows:

•	We agree to prepay the greater of (i) 50% of the gross proceeds from this offering, or (ii) $25.0 million, as a permanent pay down of our outstanding principal balance of $90.5 million as of September 30, 2003;

•	The banks would agree to amend the cash sweep provision, which currently commences on March 31, 2004 and which would require us to pay down our principal balance in an amount equal to 50% of any cash on our balance sheet in excess of $20.0 million. This provision would be amended such that it would not commence until March 31, 2005 and would only be triggered on cash amounts in excess of $25.0 million; and

•	The banks would agree to extend the term of the credit facility from December 2005 to December 2006. In addition, assuming a prepayment of $30.0 million, the banks would amend the amortization schedule to the following schedule: 2004—$12.0 million; 2005—$12.0 million; 2006—$35.6 million.

This amendment is not required for this offering. If this amendment is not finalized, the existing credit facility will remain in effect.

Company Information

Our principal executive offices are located at 301 Velocity Way, Fifth Floor, Foster City, CA 94404 and our telephone number is (650) 513-7000. Our website is located at www.equinix.com. Information contained on our website is not part of this prospectus supplement.

THE OFFERING

Common Stock offered by the Company	3,500,000 shares

Common stock to be outstanding after the offering	12,920,777 shares*

Use of proceeds	We will use the proceeds for general corporate purposes, including repayment of debt, capital expenditures, possible acquisitions of complementary businesses or technologies, and investments. See “Use of Proceeds.”

Dividend policy	Holders of common stock are entitled to receive cash dividends when, and if, declared by our board of directors out of funds legally available. Since inception, we have not paid any cash dividends on common stock and we do not have any present intention to commence payment of any cash dividends. In addition, we are prohibited from paying cash dividends under covenants contained in our current credit agreements.

Nasdaq National Market symbol for common stock	EQIX

*	Excludes 3,500,481 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2003, 5,921,275 shares reserved for the conversion of convertible secured notes as of September 30, 2003, 2,834,341 shares reserved for the conversion of issued and outstanding preferred stock and a preferred stock warrant as of September 30, 2003 and 268,561 shares of common stock issuable upon the exercise of outstanding common stock warrants as of September 30, 2003.

STT Communications, or one of its wholly owned subsidiaries, will purchase approximately 915,600 of the shares to be sold in this offering pursuant to contractual rights granted to STT Communications in connection with our combination and financing transactions in December 2002. Subject to compliance with the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, STT Communications will purchase additional shares of common stock in an amount that allows STT Communications to maintain its current percentage ownership of Equinix of approximately 34% (assuming conversion of all outstanding convertible secured notes and exercise of its outstanding options and warrants).

Unless we specifically state otherwise, all information contained in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The consolidated statement of operations data for the period from June 22, 1998 (inception) to December 31, 1998 and for the years ended December 31, 1999 to 2002 are derived from, and are qualified by reference to, the audited consolidated financial statements and their related notes. The consolidated statement of operations data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003 are derived from our unaudited condensed interim consolidated financial statements and their related notes. The pro forma as adjusted column gives effect to this offering and a proposed repayment on our credit facility in conjunction with this offering as though they had occurred on September 30, 2003. See “Capitalization”.

	Period from June 22, 1998 (inception) to December 31, 1998	Years Ended December 31,				Nine Months Ended September 30,
		1999	2000	2001	2002	2002	2003
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$—	$37	$13,016	$63,414	$77,188	$58,385	$84,788
Costs and operating expenses:
Cost of revenues	—	3,268	43,401	94,889	104,073	78,599	95,567
Sales and marketing	47	3,949	20,139	16,935	15,247	12,168	14,210
General and administrative	902	12,603	56,585	58,286	30,659	22,735	26,350
Restructuring charges	—	—	—	48,565	28,885	28,960	—

Total costs and operating expenses	949	19,820	120,125	218,675	178,864	142,462	136,127

Loss from operations	(949)	(19,783)	(107,109)	(155,261)	(101,676)	(84,077)	(51,339)
Interest income	150	2,138	16,430	10,656	998	961	182
Interest expense	(220)	(3,146)	(29,111)	(43,810)	(35,098)	(26,411)	(15,317)
Gain on debt extinguishment	—	—	—	—	114,158	27,188	—

Net loss	$(1,019)	$(20,791)	$(119,790)	$(188,415)	$(21,618)	$(82,339)	$(66,474)

Historical net loss per share:
Basic and diluted	$(46.32)	$(159.93)	$(111.23)	$(76.62)	$(7.23)	$(28.12)	$(7.52)

Weighted average shares	22	130	1,077	2,459	2,990	2,928	8,837

Pro forma net loss per share (unaudited):
Basic and diluted					$(3.33)		$(5.39)

Weighted average shares					6,490		12,337

	As of September 30, 2003
	Actual	Pro Forma As Adjusted
	(dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$25,223	$51,413
Accounts receivable, net	9,393	9,393
Property and equipment, net	347,846	347,846
Total assets	424,386	450,576
Debt facilities and capital lease obligations, excluding current portion	1,404	1,404
Credit facility, excluding current portion	81,038	51,209
Senior notes	29,142	29,142
Convertible secured notes	28,475	28,475
Total stockholders’ equity	231,559	287,569

Other Financial Data:
Net cash used in operating activities	(20,344)	(20,344)
Net cash used in investing activities	(4,183)	(4,183)
Net cash provided by financing activities	4,971	31,161

RISK FACTORS

You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and we face challenges typically experienced by early-stage companies.

We were founded in June 1998 and did not recognize any revenue until November 1999. In October 2002, we entered into agreements to consummate a series of related acquisition and financing transactions. These transactions closed on December 31, 2002. Under the terms of these agreements, we combined our business with two similar businesses, that of i-STT Pte Ltd, or i-STT, and Pihana Pacific, Inc., or Pihana. We refer to this transaction as the combination. i-STT was founded in January 2000 and did not recognize any revenue until May 2000. Pihana was founded in June 1999 and did not recognize any revenue until June 2000. We expect that we will encounter challenges and difficulties frequently experienced by early-stage companies in new and rapidly evolving international markets, such as our ability to generate cash flow, hire, train and retain sufficient operational and technical talent, and implement our plan with minimal delays. We may not successfully address any or all of these challenges and our failure to do so would seriously harm our business plan and operating results, and affect our ability to raise additional funds.

Equinix’s, i-STT’s and Pihana’s businesses have incurred substantial losses in the past, may continue to incur additional losses in the future and will not be profitable until the combined company reverses this trend.

Equinix has incurred losses since inception and incurred losses of approximately $21.6 million for 2002 (this includes the benefit of a gain on debt extinguishment of $114.2 million), i-STT has incurred losses since inception and incurred losses of approximately $8.0 million for 2002 and Pihana has incurred losses since inception and incurred losses of approximately $148.5 million (this includes restructuring and impairment charges of $113.3 million) for the same period. For the nine months ended September 30, 2003, the combined company incurred additional losses of $66.5 million. Until the quarter ended September 30, 2003, the combined company did not generate cash from operations. There can be no guarantee that the combined company will become profitable and the combined company may continue to incur additional losses. Even if the combined company achieves profitability, given the competitive and evolving nature of the industry in which it operates, the combined company may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our operating results to fluctuate.

Equinix has experienced fluctuations in its results of operations on a quarterly and annual basis. The fluctuation in our operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:

•	acquisition of additional IBX hubs;

•	demand for space and services at our IBX hubs;

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet industries;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and services and the gross margins associated with our products and services;

•	competition in the markets;

•	conditions related to international operations;

•	the operating costs attributable to our real and personal property tax obligations related to our IBX hubs;

•	the timing and magnitude of operating expenses, capital expenditures and expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets; and

•	the cost and availability of adequate public utilities, including power.

Any of the foregoing factors, or other factors discussed elsewhere in this prospectus supplement, could have a material adverse effect on our business, results of operations, and financial condition. Although the combined company has experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. It is possible that the combined company may never generate net income on a quarterly or annual basis. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization, and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of the combined company’s future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

We have significant debt and we may not generate sufficient cash flow to meet our debt service obligations and repay our indebtedness.

As of September 30, 2003, our total debt, gross of unamortized discounts, consists primarily of the following:

•	a total of $30.5 million principal amount of senior notes;

•	a total of $90.5 million principal amount of loans under our credit facility;

•	a total of $41.4 million of convertible secured notes; and

•	approximately $4.5 million of other outstanding debt facilities and capital lease obligations.

Our credit facility currently matures in December of 2005 and the convertible secured notes and our senior notes mature in November and December of 2007, respectively. Each of these obligations require significant amounts of liquidity in order to meet payment obligations. In 2004, we are required to make $12.0 million in principal payments to our senior lenders, and in 2005 we are required to pay our senior lenders approximately $77.5 million in principal. We are currently in discussions with our senior lenders to extend the term of the credit facility to December 2006 in exchange for a payment of at least $25.0 million from the proceeds of this offering. There can be no assurance we will reach agreement on this extension. If we are unable to meet our debt service obligations our lenders could require immediate repayment of all amounts outstanding. We do not have sufficient cash reserves to repay such amounts and we would need to obtain additional financing to repay our lenders.

Our ability to arrange additional financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions generally, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically;

•	the success of our IBX hubs; and

•	provisions of tax and securities laws that are conducive to raising capital.

If we need additional funds, our inability to raise them will have an adverse effect on our operations, including our lenders’ ability to foreclose on substantially all of our assets. If we decide to raise additional funds by incurring debt, we may become subject to additional or more restrictive financial covenants and ratios.

The amount of our debt could have other important consequences, including:

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on indebtedness, thereby reducing the funds available for operations;

•	impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise; and

•	making us more vulnerable if a general economic downturn continues or if its businesses experience difficulties.

If we cannot generate sufficient additional revenue we may not be able to meet our debt service obligations when due.

We are subject to restrictive covenants under our credit agreements that limit our flexibility in managing our business and could trigger an acceleration of our outstanding indebtedness if we were to breach such covenants.

Our credit agreements require that we maintain specific financial ratios and comply with covenants, including a monthly cash covenant, and contain numerous restrictions on our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financial arrangements are, and future financing arrangements are likely to be, secured by substantially all of our assets. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of outstanding indebtedness and cause our debt to become immediately due and payable. If an acceleration occurs, we will not be able to repay our debt, and it is unlikely that we will be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

If we cannot effectively integrate and manage international operations, our revenues may not increase and our business and results of operations would be harmed.

In 2002, our sales outside North America represented less than 1% of our revenues, i-STT’s sales outside North America represented approximately 100% of its revenues and Pihana’s sales outside North America represented approximately 45% of its revenues. For the nine months ended September 30, 2003, the combined company recognized 16% of its revenues outside North America. We anticipate that, for the foreseeable future, approximately 15% to 20% of the combined company’s revenues will be derived from sources outside North America. Our management team is comprised primarily of Equinix executives before the combination, some of whom have had limited or no experience overseeing international operations.

To date, the neutrality of the Equinix IBX hubs and the variety of networks available to our customers has often been a competitive advantage for us. In certain of our recently acquired IBX hubs, in Singapore in particular, the limited number of carriers available diminishes that advantage. As a result, we may need to adapt our key revenue-generating services and pricing to be competitive in that market.

We may experience gains and losses resulting from fluctuations in foreign currency exchange rates, and we currently do not engage in any hedging activities to mitigate such risks. Where our prices are denominated in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making our products more expensive in local currencies. Our international operations are generally subject to a number of additional risks, including:

•	costs of customizing IBX hubs for foreign countries;

•	protectionist laws and business practices favoring local competition;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing foreign operations;

•	political and economic instability;

•	ability to obtain, transfer, or maintain licenses required by governmental entities with respect to the combined business; and

•	compliance with governmental regulation with which we have little experience.

To date, the majority of Equinix’s revenues and costs have been denominated in U.S. dollars, the majority of i-STT’s revenues and costs have been denominated in Singapore dollars and the majority of Pihana’s revenues and costs have been denominated in U.S. dollars, Japanese yen and Australian, Hong Kong and Singapore dollars. Although the combined company may undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, it does not currently intend to eliminate all foreign currency transaction exposure.

We may make acquisitions, which pose integration and other risks that could harm our business.

We may seek to acquire complementary businesses, products, services and technologies. As a result of these acquisitions, we may be required to incur additional debt and expenditures and issue additional shares of our stock to pay for the acquired business, product, service or technology, which will dilute existing stockholders’ ownership interest in the combined company and may delay, or prevent, our profitability. These acquisitions may also expose us to risks such as:

•	the possibility that we may not be able to successfully integrate acquired businesses or achieve the level of quality in such businesses to which our customers are accustomed;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired businesses; and

•	the possible loss or reduction in value of acquired businesses.

On October 27, 2003, we announced that we signed an agreement to sublease Sprint’s E|Solutions Internet Center in Santa Clara and acquire certain related assets. In negotiating this transaction we were only able to conduct limited due diligence and received limited representations and warranties. If the subleased facility and acquired assets are not in the condition we believe them to be in, we may be required to incur substantial additional costs to repair the acquired facility and related assets. If incurred, these costs could materially adversely affect our business, financial condition and results of operations. We expect to close the transaction with Sprint on December 1, 2003. If we fail to close the transaction we will not be reimbursed for our costs incurred to date and we will not realize the anticipated benefits of the transaction.

We cannot assure you that we would successfully overcome these risks or any other problems encountered with these acquisitions.

STT Communications holds a substantial portion of our stock and has significant influence over matters requiring stockholder consent.

As of September 30, 2003, STT Communications owns approximately 26% of our outstanding voting stock. In addition, STT Communications is not prohibited from buying shares of our stock in public or private transactions. Because of the diffuse ownership of our stock, STT Communications has significant influence over matters requiring our stockholder approval. Following the expiration of restrictions on STT Communications preventing it from converting its convertible secured notes and warrants into voting stock, STT Communications may own more than 40% of our voting stock. As a result, STT Communications will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could prevent or delay a third party from acquiring or merging with us. STT also has a right of first offer which entitles them to participate in an offering of our equity securities, or securities convertible into our equity securities, to maintain their ownership percentage prior to such offering. STT Communications, or one of its wholly owned subsidiaries, will purchase approximately 915,600 of the shares to be sold in this offering pursuant to contractual rights granted to STT Communications in connection with our combination and financing transactions in December 2002. Subject to compliance with the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, STT Communications will purchase additional shares of common stock in an amount that allows STT Communications to maintain its current percentage ownership of Equinix of approximately 34% (assuming conversion of all outstanding convertible secured notes and exercise of its outstanding options and warrants).

We may be forced to take steps, and may be prevented from pursuing certain business opportunities, to ensure compliance with certain tax-related covenants agreed to by us in the combination agreement.

We agreed to a covenant in the combination agreement (which we refer to as the FIRPTA covenant) that we would use all commercially reasonable efforts to ensure that at all times from and after the closing of the combination until such time as neither STT Communications nor its affiliates hold our capital stock or debt securities (or the capital stock received upon conversion of the debt securities) received by STT Communications in connection with the consummation of the transactions contemplated in the combination agreement, none of our capital stock issued to STT Communications would constitute “United States real property interests” within the meaning of Section 897(c) of the Internal Revenue Code of 1986, which we call the Code. Under Section 897(c) of the Code, our capital stock issued to STT Communications would generally constitute “United States real property interests” at such point in time that the fair market value of the “United States real property interests” owned by us equals or exceeds 50% of the sum of the aggregate fair market values of (a) our “United States real property interests,” (b) our interests in real property located outside the U.S., and (c) any other assets held by us which are used or held for use in our trade or business. Given that we currently own significant amounts of “United States real property interests,” we may be limited with respect to the business opportunities we may pursue, particularly if the business opportunities would increase the amounts of “United States real property interests” owned by us or decrease the amount of other assets owned by us. In addition, pursuant to the FIRPTA covenant we may be forced to take commercially reasonable proactive steps to ensure our compliance with the FIRPTA covenant, including, but not limited to, (a) a sale-leaseback transaction with respect to all real property interests, or (b) the formation of a holding company organized under the laws of the Republic of Singapore which would issue shares of its capital stock in exchange for all of our outstanding stock (this reorganization would require the submission of that transaction to our stockholders for their approval and the consummation of that exchange). We will only be required to take these actions if such actions are commercially reasonable for Equinix or our stockholders.

Our non-U.S. customers include numerous related parties of i-STT.

In the past, a substantial portion of i-STT’s financing, as well as its revenues, has been derived from its affiliates, including STT Communications. We continue to have contractual and other business relationships and may engage in material transactions with affiliates of STT Communications. Circumstances may arise in which the interests of STT Communications’ affiliates may conflict with the interests of our other stockholders. In addition, Singapore Technologies Pte Ltd, an affiliate of STT Communications, makes investments in various companies; it has invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor.

A significant number of shares of our capital stock have been issued in the past 12 months and may be sold in the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

We issued a large number of shares of our capital stock to the former Pihana stockholders, STT Communications, and holders of our senior notes in connection with the combination, financing and senior note exchange and to Crosslink Capital in connection with the Crosslink financing. The shares of common stock issued in the senior note exchange are currently freely tradeable. The shares of common stock issued in connection with the combination have been registered for resale as of June 30, 2003 and the shares of common stock issued upon exercise of the warrants issued in connection with the Crosslink financing have been registered for resale as of September 22, 2003. Subject to the restrictions described in our proxy statement dated December 12, 2002, the convertible secured notes and warrants issued in connection with the financing and the Crosslink financing are immediately convertible or exercisable into shares of common stock and the underlying shares of common stock may be registered for resale. Sales of a substantial number of shares of our common stock by these parties within any narrow period of time could cause our stock price to fall. In addition, the issuance of the additional shares of our common stock as a result of these transactions will reduce our earnings per share, if any. This dilution could reduce the market price of our common stock unless and until we achieve revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. We cannot assure you that we will achieve revenue growth, cost savings or other business economies.

We depend on a number of third parties to provide Internet connectivity to our IBX hubs; if connectivity is interrupted or terminated, our operating results and cash flow will be materially adversely affected.

The presence of diverse telecommunications carriers’ fiber networks in our IBX hubs is critical to our ability to attract new customers. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results.

We are not a telecommunications carrier, and as such we rely on third parties to provide our customers with carrier services. We rely primarily on revenue opportunities from the telecommunications carriers’ customers to encourage them to invest the capital and operating resources required to build facilities from their locations to our IBX hubs. Carriers will likely evaluate the revenue opportunity of an IBX hub based on the assumption that the environment will be highly competitive. We cannot assure you that any carrier will elect to offer its services within our IBX hubs or that once a carrier has decided to provide Internet connectivity to our IBX hubs that it will continue to do so for any period of time.

The construction required to connect multiple carrier facilities to our IBX hubs is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our IBX hubs does not occur or is materially delayed or is discontinued, our operating results and cash flow will be adversely affected. Further, many carriers are experiencing business difficulties. As a result, some carriers may be forced to terminate connectivity within our IBX hubs.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable service. We must protect customers’ IBX infrastructure and customers’ equipment located in our IBX hubs. The services we provide are subject to failure resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	water damage;

•	power loss;

•	sabotage and vandalism; and

•	failure of business partners who provide the combined company’s resale products.

Problems at one or more of our IBX hubs, whether or not within our control, could result in service interruptions or significant equipment damage. We have service level commitment obligations to certain of our customers. As a result, service interruptions or significant equipment damage in our IBX hubs could result in service level commitments to these customers. In the past, a limited number of our customers have experienced temporary losses of power and failure of our services levels on products such as bandwidth connectivity. If we incur significant financial commitments to our customers in connection with a loss of power, or our failure to meet other service level commitment obligations, our liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations, particularly in the early stage of our development, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Furthermore, we are dependent upon Internet service providers, telecommunications carriers and other website operators in the U.S., Asia and elsewhere, some of which may have experienced significant system failures and electrical outages in the past. Users of our services may in the future experience difficulties due to system failures unrelated to our systems and services. If for any reason, these providers fail to provide the required services, our business, financial condition and results of operations could be materially adversely impacted.

A portion of the managed services business we acquired in the combination involves the processing and storage of confidential customer information. Inappropriate use of those services could jeopardize the security of customers’ confidential information causing losses of data or financially impacting us or our customers. Efforts to alleviate problems caused by computer viruses or other inappropriate uses or security breaches may lead to interruptions, delays or cessation of our managed services.

There is no known prevention or defense against denial of service attacks. During a prolonged denial of service attack, Internet service will not be available for several hours, thus impacting hosted customers’ on-line business transactions. Affected customers might file claims against us under such circumstances.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our IBX hubs are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages such as those that occurred in California during 2001 and in the Northeast in 2003, and limitations, especially internationally, of adequate power resources. The overall power shortage in California has increased the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

We resell products and services of third parties that may require us to pay for such services even if our customers fail to pay us for the services which may have a negative impact on our operating results.

In order to provide resale services such as bandwidth, managed services, backup and recovery services and other network management services, we will contract with third party service providers. These services require us to enter into fixed term contracts for services with third party suppliers of products and services. If we experience the loss of a customer who has purchased a resale product, we will remain obligated to continue to pay our suppliers for the term of the underlying contracts. The payment of these obligations without a corresponding payment from customers will reduce our financial resources and may have a material adverse affect on our financial performance and operating results.

IBM accounts for a significant portion of our revenues, and the loss of IBM as a customer could significantly harm our business, financial condition and results of operations.

For the nine months ended September 30, 2003, IBM accounted for 16% of our revenue. For the year ended December 31, 2002, IBM accounted for 20% of our revenue and as of December 31, 2002 accounted for 15% of our accounts receivable. We expect that IBM will continue to account for a significant portion of our revenue for the foreseeable future, although we expect revenues received from IBM to decline as a percentage of our total revenues as we add new customers in our IBX hubs. If we lose IBM as a customer, our business, financial condition and results of operations could be adversely affected.

We may not be able to compete successfully against current and future competitors.

Our IBX hubs and other products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have IBX hubs. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX hubs. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected.

We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in peering arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it will be extremely difficult to convince them to relocate to our IBX hubs.

Because we depend on the development and growth of a balanced customer base, failure to attract and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including network service providers, site and performance management companies, and enterprise and content companies. The more balanced the customer base within each IBX hub, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our IBX hubs will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the IBX hub’s operating reliability and security and our ability to effectively market our services. In addition, some of our customers are and will continue to be Internet companies that face many competitive pressures and that may not ultimately be successful. If these customers do not succeed, they will not continue to use the IBX hubs. This may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

Increases in property taxes could adversely affect our business, financial condition and results of operations.

Our IBX hubs are subject to state and local real property taxes. The state and local real property taxes on our IBX hubs may increase as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. Many state and local governments are facing budget deficits, which may cause them to increase assessments or taxes. If property taxes increase, our business, financial condition and operating results could be adversely affected.

Our products and services have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to license cabinet space in one of our IBX hubs and to purchase additional services typically involves a significant commitment of resources and will be influenced by, among other things, the customer’s confidence in our financial strength. In addition, some customers will be reluctant to commit to locating in our IBX hubs until they are confident that the IBX hub has adequate carrier connections. As a result, we have a long sales cycle. Delays due to the length our sales cycle may materially adversely affect our business, financial condition and results of operations.

We are subject to securities class action litigation, which may harm our business and results of operations.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against us, a number of our officers and directors, and several investment banks that were underwriters of our initial public offering. The suits allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. In July 2003, a special litigation committee of our board of directors agreed to participate in a settlement with the plaintiffs. The settlement agreement is subject to court approval and sufficient participation by defendants in similar actions. If the proposed settlement is not approved by the court or a sufficient number of defendants do not participate in the settlement, the defense of this litigation may increase our expenses and divert management’s attention and resources. An adverse outcome in this litigation could seriously harm our business and results of operations. In addition, we may, in the future, be subject to other securities class action or similar litigation.

Risks Related to Our Industry

If the economy does not improve and the use of the Internet and electronic business does not grow, our revenues may not grow.

Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand for Internet services and products are subject to a high level of uncertainty and are subject to significant pricing pressure, especially in Asia-Pacific. In addition, even if consumers do adopt and continue to use online services, we do not expect a significant increase in revenues until the economy begins to improve generally. As a result, we cannot be certain that a viable market for our IBX hubs will materialize. If the market for our IBX hubs grows more slowly than we currently anticipate, our revenues will not grow and our operating results will suffer.

Government regulation may adversely affect the use of the Internet and our business.

Various laws and governmental regulations governing Internet related services, related communications services and information technologies, and electronic commerce remain largely unsettled, even in areas where there has been some legislative action. This is true both in the U.S. and the various foreign countries in which we now operate. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications services, and taxation, apply to the Internet and to related services such as ours. We have limited experience with such international regulatory issues and substantial resources may be required to comply with regulations or bring any non-compliant business practices into compliance with such regulations. In addition, the development of the market for online commerce and the displacement of traditional telephony service by the Internet and related communications services may prompt an increased call for more stringent consumer protection laws or other regulation both in the U.S. and abroad, that may impose additional burdens on companies conducting business online and their service providers. The compliance with, adoption or modification of, laws or regulations relating to the Internet, or interpretations of existing laws, could have a material adverse effect on our business, financial condition and results of operation.

Recent terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions internationally. These effects may, in turn, increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our IBX hubs.

Risks Related to an Offering of Our Common Stock

Management might apply the net proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

Our management will have considerable discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess how the proceeds will be used. The net proceeds may be used for corporate purposes that do not improve our operating results or market value and you will not have the opportunity to evaluate the economic, financial, or other information on which we base our decisions on how to use the proceeds. Pending application of the proceeds, they might be placed in investments that do not produce income or that lose value.

Our directors exert substantial influence over matters requiring stockholder approval.

Our directors, and entities affiliated with them together beneficially own a substantial portion of our outstanding common stock. As a result, these stockholders are able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by other stockholders. See also the risk factor entitled “STT Communications holds a substantial portion of our stock and has a significant influence over matters requiring stockholder consent” on page S-9.

Future sales of shares by us or by existing stockholders could affect our stock price.

The shares held by our stockholders, including our executive officers and directors, may be sold in the public market at any time and from time to time subject in certain cases to volume limitations under Rule 144 of the Securities Act and various vesting agreements. If any of these stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. In addition, shares subject to outstanding options and shares reserved for future issuance under our stock option and purchase plans will continue to become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and the securities rules and regulations applicable to these shares. Furthermore, certain of our directors and officers have entered into written trading plans designed to comply with Rule 10b5-1 of the 1934 Act under which they have been selling shares of our common stock in the public market, which sales could have an adverse effect on our stock price. See also the risk factor entitled “A significant number of shares of our capital stock have been issued in the past 12 months, and may be sold in the market in the near future” on page S-11.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the registration statement of which they are a part contain or incorporate by reference forward-looking statements that involve risks and uncertainties. Statements contained in this prospectus supplement, the related prospectus and the registration statement or statements incorporated by reference herein or therein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act, including statements regarding our financial outlook, competitive position, business strategies, expectations, beliefs, intentions or other strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus supplement under “Risk Factors.” You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus supplement and incorporated by reference herein, before making an investment decision.

USE OF PROCEEDS

We will use the net proceeds from the sale of our common stock that we may offer with this prospectus supplement and any accompanying prospectus for general corporate purposes. General corporate purposes may include repayment of debt, capital expenditures, possible acquisitions of complementary businesses or technologies and investments. We are currently in discussions with our senior lenders to amend the terms of our credit facility. Under the terms of the amendment we will be required to pay the greater of $25.0 million or 50% of the gross proceeds of this offering to pay down the principal balance of our credit facility as well as any lenders’ fees and expenses in connection with the amendment. The interest rate on our credit facility is currently 5.92% and currently has a final maturity of December 2005. We expect this amendment to be finalized prior to the closing of this offering. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, we are prohibited from paying cash dividends under covenants contained in our current credit agreements. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

COMMON STOCK PRICE RANGE

Our common stock is traded on the Nasdaq National Market System under the symbol of “EQIX.” Our common stock began trading in August 2000. The following table sets forth on a per share basis the high and low closing prices for our common stock as reported on the Nasdaq National Market during the periods indicated. On December 31, 2002, we completed a 32 for 1 reverse stock split of our common stock in order to comply with Nasdaq initial listing requirements. The per share information presented below reflects this reverse stock split.

	Price Range of Common Stock
Period	High	Low
2001
First Quarter	$224.00	$40.00
Second Quarter	55.36	19.00
Third Quarter	45.76	12.16
Fourth Quarter	107.84	12.48

2002
First Quarter	$108.16	$33.92
Second Quarter	36.80	11.20
Third Quarter	18.56	6.72
Fourth Quarter	11.52	5.70

2003
First Quarter	$7.95	$2.00
Second Quarter	10.67	2.85
Third Quarter	23.65	7.50
Fourth Quarter (through November 5, 2003)	20.15	17.04

The last reported sale price of our common stock on the Nasdaq National Market on November 5, 2003, was $17.04 per share. As of September 30, 2003, there were 499 registered holders of our common stock.

CAPITALIZATION

The following unaudited table sets forth our capitalization as of September 30, 2003:

•	on an actual basis; and

•	pro forma as adjusted to reflect the sale of 3,500,000 shares offered herein at an offering price of $17.04 per share, after deducting the underwriting discount and estimated offering expenses, and a $29.8 million repayment of the credit facility pursuant to a proposed amendment of the credit facility contemplated to close in conjunction with this offering.

Please read the capitalization table together with the sections of this registration statement entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included in this prospectus supplement.

	As of September 30, 2003
	Actual	Pro Forma As Adjusted
	(dollars in thousands)
Cash, cash equivalents and short-term investments	$25,223	$51,413

Current portion of debt facilities and capital lease obligations	$2,933	$2,933

Current portion of credit facility	$9,481	$9,490

Long-term debt, net of current portion:
Debt facilities and capital lease obligations	$1,404	$1,404
Credit facility	81,038	51,209
Senior notes	29,142	29,142
Convertible secured notes (1)	28,475	28,475

Total long-term debt	140,059	110,230

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized actual and pro forma as adjusted; 1,868,667 shares issued and outstanding actual and pro forma as adjusted (2)	2	2
Common stock, $0.001 par value per share; 300,000,000 shares authorized actual and pro forma as adjusted; 9,420,777 shares issued and outstanding actual; and 12,920,777 shares issued and outstanding pro forma as adjusted (3)	9	13
Additional paid-in capital	650,608	706,614
Deferred stock-based compensation	(1,636)	(1,636)
Accumulated other comprehensive income	683	683
Accumulated deficit	(418,107)	(418,107)

Total stockholders’ equity	231,559	287,569

Total capitalization	$371,618	$397,798

(1)	Convertible secured notes are convertible into 5,921,275 shares of common and preferred stock as of September 30, 2003.
(2)	Excludes 965,674 shares of preferred stock issuable upon the exercise of an outstanding warrant as of September 30, 2003. All shares of preferred stock are convertible into shares of common stock on a one for one basis.
(3)	Excludes 3,500,481 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2003, 5,921,275 shares reserved for the conversion of convertible secured notes as of September 30, 2003, 2,834,341 shares reserved for the conversion of issued and outstanding preferred stock and a preferred stock warrant as of September 30, 2003 and 268,561 shares of common stock issuable upon the exercise of outstanding common stock warrants as of September 30, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The following statement of operations data for the periods from our inception on June 22, 1998 to December 31, 1998, and for the years ended December 31, 1999 to 2002, and the balance sheet data as of December 31, 1998 to 2002 have been derived from our audited consolidated financial statements and the related notes to the financial statements. The statement of operations data for the nine months ended September 30, 2002 and 2003 and balance sheet data as of September 30, 2003 were derived from our unaudited condensed interim consolidated financial statements, which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for this period. Our historical results are not necessarily indicative of the results to be expected for the full year or future periods. The pro forma as adjusted column gives effect to this offering and a proposed repayment on our credit facility in conjunction with this offering as though they had occurred on September 30, 2003. See “Capitalization” and “Use of Proceeds.” The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from June 22, 1998 (inception) to December 31, 1998	Years Ended December 31,				Nine Months Ended September 30,
		1999	2000	2001	2002	2002	2003
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$—	$37	$13,016	$63,414	$77,188	$58,385	$84,788
Costs and operating expenses:
Cost of revenues	—	3,268	43,401	94,889	104,073	78,599	95,567
Sales and marketing	47	3,949	20,139	16,935	15,247	12,168	14,210
General and administrative	902	12,603	56,585	58,286	30,659	22,735	26,350
Restructuring charges	—	—	—	48,565	28,885	28,960	—

Total costs and operating expenses	949	19,820	120,125	218,675	178,864	142,462	136,127

Loss from operations	(949)	(19,783)	(107,109)	(155,261)	(101,676)	(84,077)	(51,339)
Interest income	150	2,138	16,430	10,656	998	961	182
Interest expense	(220)	(3,146)	(29,111)	(43,810)	(35,098)	(26,411)	(15,317)
Gain on debt extinguishment	—	—	—	—	114,158	27,188	—

Net loss	$(1,019)	$(20,791)	$(119,790)	$(188,415)	$(21,618)	$(82,339)	$(66,474)

Historical net loss per share:
Basic and diluted	$(46.32)	$(159.93)	$(111.23)	$(76.62)	$(7.23)	$(28.12)	$(7.52)

Weighted average shares	22	130	1,077	2,459	2,990	2,928	8,837

Pro forma net loss per share (unaudited):
Basic and diluted					$(3.33)		$(5.39)

Weighted average shares					6,490		12,337

	As of December 31,					As of September 30, 2003
	1998	1999	2000	2001	2002	Actual	Pro Forma As Adjusted
	(dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9,165	$222,974	$207,210	$87,721	$41,216	$25,223	$51,413
Accounts receivable, net	—	178	4,925	6,909	9,152	9,393	9,393
Restricted cash and short-term investments	—	38,609	36,855	28,044	1,981	2,193	2,193
Property and equipment, net	482	28,444	315,380	325,226	390,048	347,846	347,846
Construction in progress	31	18,312	94,894	103,691	—	—	—
Total assets	10,001	319,946	683,485	575,054	492,003	424,386	450,576
Debt facilities and capital lease obligations, excluding current portion	—	8,808	6,506	6,344	3,633	1,404	1,404
Credit facility, excluding current portion	—	—	—	105,000	89,529	81,038	51,209
Senior notes	—	183,955	185,908	187,882	28,908	29,142	29,142
Convertible secured notes	—	—	—	—	25,354	28,475	28,475
Redeemable convertible preferred stock	10,436	97,227	—	—	—	—	—
Total stockholders’ equity (deficit)	(846)	8,472	375,116	203,521	284,194	231,559	287,569
Other Financial Data:
Net cash used in operating activities	(796)	(9,908)	(68,073)	(68,854)	(27,509)	(20,344)	(20,344)
Net cash used in investing activities	(5,265)	(86,270)	(302,158)	(153,014)	(7,528)	(4,183)	(4,183)
Net cash provided by financing activities	10,226	295,178	339,847	107,799	16,294	4,971	31,161

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “Other Factors Affecting Operating Results” and “Liquidity and Capital Resources” below. All forward-looking statements in this document are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements.

Overview

Equinix provides network neutral colocation, interconnection and managed services to enterprises, content companies and systems integrators and the world’s largest networks. Through our 13 IBX hubs in the U.S. and Asia customers can directly interconnect with each other for critical traffic exchange requirements. As of September 30, 2003, we had IBX hubs totaling an aggregate of more than one million gross square feet in the Washington, D.C., New York, Dallas, Chicago, Los Angeles, Honolulu and Silicon Valley areas in the United States and Singapore, Tokyo, Hong Kong and Sydney in the Asia-Pacific region.

Recent Developments.    In October 2002, we entered into agreements to consummate a series of related acquisition and financing transactions. These transactions closed on December 31, 2002. Under the terms of these agreements, we combined our business with two similar businesses, that of i-STT Pte Ltd, or i-STT, and Pihana Pacific, Inc., or Pihana. i-STT’s business was based in Singapore, with operations in Singapore and a joint venture in Thailand. During the quarter ended March 31, 2003, we recorded an adjustment to increase the goodwill acquired from the i-STT acquisition by $650,000 as a result of recording a liability related to our decision to wind-down the joint venture in Thailand. We completed the majority of this wind-down effort during the third quarter of 2003. Pihana’s business was based in Hawaii, with operations in Honolulu, Los Angeles, Hong Kong, Singapore, Tokyo, and Sydney. In connection with the acquisition of i-STT and Pihana, we issued approximately 3.5 million shares of our common stock and approximately 1.9 million shares of our Series A preferred stock. We refer to this transaction as the “combination.” In conjunction with the combination, we issued to i-STT’s former parent company, STT Communications Ltd., or STT Communications, a $30.0 million convertible secured note in exchange for cash. We refer to this transaction as the “financing.”

In April 2003, Equinix and certain of our subsidiaries and STT Communications entered into agreements with various entities affiliated with Crosslink Capital for a $10.0 million cash investment in Equinix in the form of additional convertible secured notes. This transaction closed in June 2003. We refer to this transaction as the “Crosslink financing.”

In October 2003, the Company announced that it had entered into definitive agreements in which it would sublease a Sprint data center in Santa Clara and acquire certain related assets. The Company anticipates completing this proposed transaction with Sprint on December 1, 2003 subject to closing conditions contained in the definitive agreements.

In October 2003, we filed a shelf registration statement on Form S-3 that will enable us to sell shares of our common stock. The aggregate of the offering prices from this shelf registration statement will not exceed $150.0 million. The number of shares that may be sold pursuant to the shelf registration statement will vary depending on the share price of our common stock at the time of the sale.

In addition, we are currently in discussions with our senior lenders to amend the terms of our credit facility. The material terms of the proposed amendment are as follows:

•	we agree to prepay the greater of (i) 50% of the gross proceeds from this offering, or (ii) $25.0 million, as a permanent pay down of our currently outstanding principal balance of $90.5 million as of September 30, 2003;

•	the banks would agree to amend the cash sweep provision, which currently commences on March 31, 2004 and which would require us to pay down our principal balance in an amount equal to 50% of any cash on our balance sheet in excess of $20.0 million. This provision would be amended such that it would not commence until March 31, 2005 and would only be triggered on cash amounts in excess of $25.0 million; and

•	the banks would agree to extend the term of the credit facility from December 2005 to December 2006. In addition, assuming a prepayment of $30.0 million, the banks would amend the amortization schedule to the following schedule: 2004—$12.0 million; 2005—$12.0 million; 2006—$36.5 million.

This proposed amendment is not required for this offering. If this amendment is not finalized, the existing credit facility will remain in effect.

As of September 30, 2003, we had $25.2 million of cash, cash equivalents and short-term investments. We believe that this cash and our anticipated cash flow generated from operations, will be sufficient to meet our working capital, debt service and corporate overhead requirements associated with our operations for the next twelve months.

In connection with the combination and financing, we amended the terms of the indenture governing our senior notes and extinguished $116.8 million of our senior notes in exchange for a combination of 1.9 million shares of our common stock and $15.2 million of cash. We refer to this transaction as the “senior note exchange.” Because we extinguished the debt in the senior note exchange at a significant discount, we recognized a substantial gain on debt extinguishment during the fourth quarter of 2002.

Furthermore, in conjunction with the combination, financing and senior note exchange, we amended our credit facility, and on December 31, 2002, we completed a 32 for 1 reverse stock split of our common stock in order to comply with Nasdaq initial listing requirements. Unless otherwise noted, all share and per share amounts in this prospectus supplement have been adjusted to give effect to the reverse stock split.

Risks and Uncertainties.    Since inception, we have experienced operating losses and negative cash flow. As of September 30, 2003 we had an accumulated deficit of $418.1 million and accumulated cash used in operating and construction activities of $714.7 million. Given our limited operating history, we may not generate sufficient revenue to achieve desired profitability. We therefore believe that we will continue to experience operating losses for the foreseeable future, particularly from our newly-acquired operations in the Asia-Pacific region. See “Risk Factors.”

Under the terms of the amended credit facility, we must meet certain financial and non-financial covenants, including maintaining a monthly minimum cash balance. While these covenants were reset in December 2002 and are consistent with our expected future performance as a combined company, if we do not achieve the intended growth required or are unable to reduce costs to a level to comply with these covenants, we may be required to repay the $90.5 million currently outstanding under this facility. Since we do not have sufficient cash reserves to pay this outstanding obligation if an event of default occurs, we may be required to renegotiate with the debt issuers for forbearance, make other financial arrangements or take other actions in order to pay down the loan. There can be no assurance that such revised covenants will be met, or that we will be able to obtain a forbearance or that replacement financing will be available. In addition, a default in the credit facility will trigger cross-default provisions in our other debt facilities. If the cash flows from operations are not sufficient to support our cash requirements, cost reductions implemented as a result of this could adversely affect the business and our ability to achieve our business objectives.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

•	Revenue recognition and allowance for doubtful accounts;

•	Restructuring charges;

•	Accounting for income taxes;

•	Contingent liabilities;

•	Accounting for property and equipment;

•	Impairment of long-lived assets; and

•	Consolidation.

Revenue Recognition and Allowance for Doubtful Accounts.    We derive our revenues from (a) recurring revenue streams, consisting primarily of colocation services, such as the licensing of cabinet space, power and bandwidth; interconnection services, such as cross connects; and managed infrastructure services, such as backup and recovery and various e-business services and (b) non-recurring revenue streams, such as from the recognized portion of deferred installation revenues, professional services, contract settlements and equipment sales. Revenues from recurring revenue streams are billed monthly and recognized ratably over the term of the contract, generally one to three years. Non-recurring installation fees are deferred and recognized ratably over the term of the related contract. Professional service fees are recognized in the period in which the services were provided and represent the culmination of the earnings process. Fees for the provision of e-business services are recognized progressively as the services are rendered in accordance with the contract terms, except where the future costs cannot be reliably estimated, in which case fees are recognized upon the completion of services. Revenue from contract settlements is recognized on a cash basis for prior unrecognized services when no remaining performance obligations exist. We generally guarantee certain service levels, such as uptime, as outlined in individual customer contracts. To the extent that these service levels are not achieved, we reduce revenue for any credits given to the customer as a result. We generally have the ability to determine such service level credits prior to the associated revenue being recognized, and historically, these credits have not been significant.

Revenue is recognized as the service is provided when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. It is customary business practice to obtain a signed master sales agreement and sales order prior to recognizing revenue in an arrangement. We assess the probability of collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We generally do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. In addition, we also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments for those customers that we had expected to collect the revenues. If the financial condition of our customers were to deteriorate or if they become insolvent, resulting in an impairment of their ability to make payments, allowances for doubtful accounts may be required. Management specifically analyzes accounts receivable and current economic news and trends, historical bad debts, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of our reserves.

Our customer base has historically been composed of businesses throughout the U.S. Commencing in fiscal 2003, our revenues include revenues from our newly-acquired Asia-Pacific operations. For the nine months ended September 30, 2003 our revenues were split approximately 84% in the U.S. and 16% in Asia-Pacific. We perform ongoing credit evaluations of our customers. Revenues from one customer, IBM, accounted for 16% and 19%, respectively, of revenues for the nine months ended September 30, 2003 and 2002. As of December 31, 2002, one customer, IBM, accounted for 20% of annual revenues and 15% of accounts receivable. As of December 31, 2001, one customer, IBM, accounted for 15% of annual revenues and another customer, SiteSmith, accounted for 10% of accounts receivable. As of December 31, 2000, two customers, IBM and Loudcloud (now known as Opsware), accounted for 12% and 11% of annual revenues, respectively, and two customers, IBM and UUNET, accounted for 19% and 14% of accounts receivable, respectively. No other single customer accounted for greater than 10% of accounts receivable or annual revenues for the periods presented.

During the year ended December 31, 2001, we recognized approximately $200,000 of revenue in relation to equipment received from customers in lieu of cash. This equipment is being used in our operations and was valued based on management’s assessment of the fair value of the equipment in relation to external prices for similar equipment.

In February and March 2002, we entered into arrangements with numerous vendors to resell bandwidth, as well as equipment. We began to offer such services in an effort to provide our customers a more fully-integrated services solution. Under the terms of the reseller agreements, we sell the vendors’ services or products to our customers and we will contract with the vendor to provide the related services or products. We recognize revenue from such arrangements on a gross basis in accordance with Emerging Issues Task Force, or EITF, Abstract No. 99-19, “Recording Revenue as a Principal versus Net as an Agent.” We act as the principal in the transaction as our customer services agreement identifies us as the party responsible for the fulfillment of product/services to our customers and have full pricing discretion. In the case of products sold under such arrangements, we take title to the products and bear the inventory risk as we have made minimum purchase commitments to various vendors. We have credit risk, as we are responsible for collecting the sales price from a customer, but must pay the amount owed to our suppliers after the suppliers perform, regardless of whether the sales price is fully collected. In addition, we will often determine the required equipment configuration and recommend bandwidth providers from numerous potential suppliers.

While we do not anticipate significant future equipment sales, as noted above, we entered into arrangements with numerous vendors to resell equipment in 2002. We had no equipment sales during the nine months ended September 30, 2003. For the year ended December 31, 2002, we recognized gross revenue of $2.9 million in connection with these reseller agreements as we acted as the primary obligor in these transactions.

Restructuring Charges.    During the third quarter of 2001 and the second, third and fourth quarters of 2002, we recorded restructuring charges, primarily due to our revised European services strategy and exit costs related to excess leaseholds. These restructuring charges were comprised primarily of write-downs and write-offs of assets and accrued unfavorable lease commitments and related lease exit costs. The amount of the restructuring charges we recorded was based on our estimates of how long it would take to successfully negotiate lease terminations for the leaseholds we desired to exit and the related exit costs. In addition, we may incur additional restructuring charges if, in the future, we decide to modify our Asia-Pacific strategy in one or more of the countries we now operate in within the Asia-Pacific region. Should the actual lease exit costs and other accrued restructuring charges exceed the amount accrued, or a new restructuring activity is identified, additional restructuring charges may be required, which would decrease net income in the period such determination was made. Conversely, if actual lease exit and other restructuring charges are less than the amount accrued, an adjustment to accrued restructuring charges would be required, which would increase income in the period such determination was made. See Recent Accounting Pronouncements for a discussion of “Accounting for Costs Associated with Exit or Disposal Activities.”

Accounting for Income Taxes.    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce tax assets to the amounts expected to be realized.

We currently have provided for a full valuation allowance against our net deferred tax assets. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Based on the available objective evidence, management does not believe that the net deferred tax assets will be fully realizable. Should we determine that we would be able to realize our deferred tax assets in the foreseeable future, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Contingent Liabilities.    Management estimates exposure on contingent liabilities, such as litigation and property taxes, based on the best information available at the time of determination. For litigation claims, when management can reasonably estimate the range of loss and when an unfavorable outcome is probable, a contingent liability is recorded. For current legal proceedings, management believes that it has adequate legal defenses and that the ultimate outcome of these actions will not have a material effect on the Company’s financial position, results of operations and cashflows. Furthermore, because of the uncertainties as to the outcome of these proceedings and since no range of loss can be estimated at this time, management has determined that no accrual is needed. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

With respect to real and personal property taxes, management records what it can reasonably estimate based on prior payment history, current landlord estimates or estimates based on current or changing fixed asset values in each specific municipality, as applicable. However, there are circumstances beyond our control whereby the underlying value of the property or basis for which the tax is calculated on said property change, such as a landlord selling the underlying property of one of our IBX hub leases or a municipality changing the assessment value in a jurisdiction and, as a result, our property tax obligations may vary from period to period. Based upon the most current facts and circumstances, we make the necessary property tax accruals for each of our reporting periods. However, revisions in our estimates of the potential or actual liability could materially impact our results of operation and financial position.

Accounting for Property and Equipment.    Property and equipment are stated at original cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally two to five years for non-IBX hub equipment and seven to ten years for IBX hub equipment. Leasehold improvements and assets acquired under capital lease are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement. In addition, we have capitalized certain interest costs during the construction phase. Once an IBX hub becomes operational, these capitalized costs are depreciated at the appropriate rate consistent with the estimated useful life of the underlying asset. We have issued numerous warrants to certain fiber carriers and our primary contractor responsible for the construction of many of our IBX hubs. We use the Black-Scholes option-pricing model to value these warrants. The value attributed to these warrants are included in our property and equipment and classified as a leasehold improvement. Amortization of such warrants is included in depreciation expense.

Should management determine that the actual useful lives of our property and equipment placed into service is less than originally anticipated, or if any of our property and equipment was deemed to have incurred an impairment, additional depreciation, an impairment charge would be required, which would decrease net income in the period such determination was made. Conversely, should management determine that the actual useful lives of its property and equipment placed into service was greater than originally anticipated, less depreciation may be required, which would increase net income in the period such determination was made.

Impairment of Long-Lived Assets.    We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standard, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which we adopted in fiscal 2002. We evaluate the carrying value of our long-lived assets, consisting primarily of our IBX hubs, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, a significant decline in our market value, or significant reductions in projected future cash flows. We prepare this analysis by assessing the future net cash flows generated by each IBX hub over their respectful useful lives and comparing this against the carrying value of that IBX hub. Our revenue and cost assumptions used in this analysis are based on numerous factors, including the current revenue and cost performance of each IBX hub, historical growth rates, the remaining space to fill each IBX hub to full capacity relative to the market demand in each of the individual geographic markets of each IBX hub, expected inflation rates and any other available economic indicators and factors that we feel are relevant. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, we write down such assets based on the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by calculating the discounted future cash flows using a discount rate based upon our weighted average cost of capital. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including profit margins, long-term forecasts of the amounts and timing of overall market growth and our percentage of that market, groupings of assets, discount rates and terminal growth rates. In addition, significant estimates and assumptions are required in the determination of the fair value of our tangible long-lived assets, including replacement cost, economic obsolescence, and the value that could be realized in orderly liquidation. Changes in these estimates could have a material adverse effect on the assessment of our long-lived assets, thereby requiring us to write down the assets. Our long-lived assets at September 30, 2003 and December 31, 2002, including property and equipment and goodwill and identifiable intangible assets, totaled $347.8 million and $390.0 million, respectively, and $23.8 million and $24.9 million, respectively.

Consolidation.    We follow the provisions of SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries” and EITF Abstract No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.” As a result, all majority-owned subsidiaries are consolidated unless: (1) control is likely to be temporary, or (2) we do not have control. Evidence of such a lack of effective control includes our inability to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

As a result of the combination, we acquired a 60% interest in i-STT Nation Limited, an IBX hub operation in Thailand. However, as a result of certain substantive participating rights granted to minority shareholders, i-STT Nation Limited is not considered a controlled subsidiary and accordingly, it is not consolidated. Accordingly, we accounted for i-STT Nation Limited as an equity investment using the equity method of accounting. Under the preliminary purchase price allocation, we attributed no value to this investment as i-STT Nation Limited was in the early stages of operations and was not able to generate positive operating cashflow. During the nine months ended September 30, 2003, we made the decision to wind-down i-STT Nation Limited, entered into a wind-down agreement and liquidated this subsidiary. The costs of wind-down were accounted for as a purchase price adjustment.

Results of Operations

Nine Months Ended September 30, 2003 and 2002 (unaudited)

Revenues.    Our revenues for the nine months ended September 30, 2003 and 2002 were geographically comprised of the following (dollars in thousands):

	Nine Months Ended September 30,
	2003	%	2002	%
U.S. revenues	$71,525	84%	$58,385	100%
Asia-Pacific revenues	13,263	16%	—	0%

Total revenues	$84,788	100%	$58,385	100%

Our geographic revenues for the nine months ended September 30, 2003 and 2002 were split between the following revenue streams (dollars in thousands):

	Nine Months Ended September 30,
	2003	%	2002	%
Recurring revenues:
U.S. recurring revenues	$66,793	79%	$47,777	82%
Asia-Pacific recurring revenues	11,668	14%	—	0%

Total recurring revenues	78,461	93%	47,777	82%

Non-recurring revenues:
U.S. non-recurring revenues	4,732	5%	10,608	18%
Asia-Pacific non-recurring revenues	1,595	2%	—	0%

Total non-recurring revenues	6,327	7%	10,608	18%

Total revenues	$84,788	100%	$58,385	100%

We recognized revenues of $84.8 million for the nine months ended September 30, 2003, as compared to revenues of $58.4 million for the nine months ended September 30, 2002. Included in revenues for the nine months ended September 30, 2003, are the results of the two companies that we acquired on December 31, 2002, i-STT and Pihana, totaling $16.8 million. We segment our business geographically between the U.S. and Asia-Pacific.

U.S. Revenues.    We recognized U.S. revenues of $71.5 million for the nine months ended September 30, 2003 as compared to $58.4 million for the nine months ended September 30, 2002. U.S. revenues consisted of recurring revenues of $66.8 million and $47.8 million, respectively, for the nine months ended September 30, 2003 and 2002, a 40% increase. Recurring revenues consist primarily of colocation services, such as the leasing of cabinet space and power, plus interconnection and managed infrastructure services. U.S. recurring revenues for the nine months ended September 30, 2003 includes $3.6 million of revenues generated from the two U.S. IBX hubs acquired from Pihana on December 31, 2002 located in Los Angeles and Honolulu. Excluding this revenue from the two acquired U.S. IBX hubs, the period over period growth in recurring revenues was primarily the result of an increase in orders from existing customers and growth in our customer base from 266 as of September 30, 2002 to 392 as of September 30, 2003. We expect our U.S. recurring revenues to continue to grow and remain our most significant source of revenue for the foreseeable future.

In addition, U.S. revenues consisted of non-recurring revenues of $4.7 million and $10.6 million, respectively, for the nine months ended September 30, 2003 and 2002. Non-recurring revenues are primarily related to the recognized portion of deferred installation revenue, custom service revenues, equipment resale revenue and settlement fees associated with certain contract terminations. The period over period decrease in U.S. non-recurring revenues was primarily the result of $2.9 million of equipment resale revenue and

$4.8 million in settlement fees from customers to terminate their contract recognized during the nine months ended September 30, 2002. There were no equipment resale transactions during the nine months ended September 30, 2003; however, we received $1.2 million of settlement fees during the nine months ended September 30, 2003, primarily as a result of bankruptcy related payments from both Worldcom and Excite@home. In February and March 2002, we entered into equipment reseller agreements with two related party companies and sold $2.9 million of equipment during the nine months ended September 30, 2002. Due to the low margins involved in reselling equipment, we are no longer actively pursuing equipment resale transactions, and as a result, we do not anticipate significant equipment resale revenues in the future. Installation and service fees are recognized ratably over the term of the contract. Custom service revenues are recognized upon completion of the services. Settlement fees are recognized on a cash basis for prior unrecognized services when no remaining performance obligations exist. Excluding any settlement fees that we may recognize in the future, we expect our U.S. non-recurring revenues to decrease as a percent of our recurring revenues in the foreseeable future.

Asia-Pacific Revenues.    As a result of the combination that closed on December 31, 2002, we recognized $13.3 million of revenues in Asia-Pacific during the nine months ended September 30, 2003. Prior to the combination we generated no revenues from outside of the United States. Asia-Pacific revenues consisted of recurring revenues of $11.7 million, primarily from colocation and managed infrastructure services, and non-recurring revenues of $1.6 million for the nine months ended September 30, 2003, which includes settlement fees of $534,000 from a customer that terminated its contract. Asia-Pacific revenues are generated from Singapore, Tokyo, Hong Kong and Sydney. Our Asia-Pacific revenues streams are similar to the revenue streams that we generate from our U.S. IBX hubs; however, our Singapore IBX hub has additional managed infrastructure service revenue streams, such as mail service and managed platform solutions, which we do not currently offer in any other IBX hub location.

Cost of Revenues.    Cost of revenues increased to $95.6 million for the nine months ended September 30, 2003 from $78.6 million for the nine months ended September 30, 2002. Included in cost of revenues for the nine months ended September 30, 2003, are the results of the two companies that we acquired on December 31, 2002, i-STT and Pihana, totaling $18.9 million.

U.S. Cost of Revenues.    U.S. cost of revenues increased to $79.6 million for the nine months ended September 30, 2003 as compared to $78.6 million for the nine months ended September 30, 2002. U.S. cost of revenues included $37.3 million and $35.1 million, respectively, of depreciation expense and $49,000 and $216,000, respectively, of stock-based compensation expense for the nine months ended September 30, 2003 and 2002. During the nine months ended September 30, 2003, we also recorded $485,000 of accretion expense associated with our asset retirement obligation relating to our various leaseholds, which consist primarily of our IBX hub operating leases, as required by a new accounting standard that we were required to adopt during 2003. In addition to depreciation, stock-based compensation and accretion expense, cost of revenues consists primarily of rental payments for our leased IBX hubs, site employees’ salaries and benefits, utility costs, power and redundancy system engineering support services and related costs and security services, which we refer to as our cash cost of revenues. Furthermore, U.S. cost of revenues included the costs associated with the $2.9 million of equipment resale revenue that we recorded for the nine months ended September 30, 2002. We recorded no equipment resale revenue for the nine months ended September 30, 2003. Included in the U.S. cost of revenues for the nine months ended September 30, 2003, were the operating costs associated with the Los Angeles and Honolulu IBX hubs acquired from Pihana in the combination on December 31, 2002, which totaled $2.9 million ($2.5 million excluding depreciation). Excluding depreciation, stock-based compensation, accretion expense, the costs of equipment resales and the costs of operating the acquired U.S. IBX hubs, U.S. cost of revenues decreased period over period to $39.2 million for the nine months ended September 30, 2003 from $40.5 million for the nine months ended September 30, 2002, a 3% decrease. This decrease is primarily the result of reduced costs associated with the San Jose ground lease of $3.6 million as a result of the option that we exercised in September 2002 to return approximately one-half of the land commencing in October 2002; however, this decrease is partially offset by an increase in operating costs associated with certain of our IBX hubs as a result of

(a) higher property taxes for certain IBX hubs and (b) increasing utility costs in line with increasing revenues for certain IBX hubs. Included in the overall increase in U.S. cost of revenues period over period, is approximately $1.0 million of incremental property tax fees that we recorded in the third quarter of 2003. Excluding the impact of these incremental property tax fees, we continue to anticipate that our cost of revenues will increase in the foreseeable future as the occupancy levels in our U.S. IBX hubs increase, although as a percent of revenues, we anticipate our cost of revenues will decline until such time as we reach certain pre-determined levels of profitability.

Asia-Pacific Cost of Revenues.    As a result of the combination that closed on December 31, 2002, we incurred an additional $16.0 million in cost of revenues from our Asia-Pacific IBX hub operations during the nine months ended September 30, 2003. Included in this number is $3.6 million of depreciation expense. Excluding depreciation expense, our acquired cost of revenues totaled $12.4 million for Asia-Pacific, which we refer to as our cash cost of revenues. Our Asia-Pacific cash cost of revenues consist of the same type of cash costs that we incur in our U.S. IBX hub operations, namely rental payments for our leased IBX hubs, site employees’ salaries and benefits, utility costs, power and redundancy system engineering support services and related costs and security services. Our Asia-Pacific cash costs of revenues are generated in Singapore, Tokyo, Hong Kong and Sydney. There are several managed IT infrastructure service revenue streams unique to our Singapore IBX hub, such as mail service and managed platform solutions, that are more labor intensive than our service offerings in the United States. As a result, our Singapore IBX hub has a greater number of employees than any of our other IBX hubs, and therefore, a greater labor cost relative to our other IBX hubs in the United States or other Asia-Pacific locations. We anticipate that our Asia-Pacific cash cost of revenues will experience moderate growth in the foreseeable future in relation to any revenue growth.

Sales and Marketing.    Sales and marketing expenses increased to $14.2 million for the nine months ended September 30, 2003 from $12.2 million for the nine months ended September 30, 2002. Included in sales and marketing expenses for the nine months ended September 30, 2003, are the results of the two companies that we acquired on December 31, 2002, i-STT and Pihana, totaling $4.9 million.

U.S. Sales and Marketing Expenses.    U.S. sales and marketing expenses decreased to $9.3 million for the nine months ended September 30, 2003 as compared to $12.2 million for the nine months ended September 30, 2002. Included in U.S. sales and marketing expenses were $243,000 and $802,000, respectively, of stock-based compensation expense for the nine months ended September 30, 2003 and 2002. During the nine months ended September 30, 2002, we recorded $2.3 million in bad debt expense, a substantial increase from the amount we typically expense (we recorded $49,000 of U.S. bad debt expense for the nine months ended September 30, 2003). The amount of bad debt expense that we recorded in the prior period was primarily the result of write-offs or full reserves of aged receivables associated with several customers, including Teleglobe, which had filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code last year. Excluding stock-based compensation and bad debt expense, U.S. sales and marketing expenses remained flat at $9.0 million for the nine months ended September 30, 2003 and 2002. Excluding stock-based compensation and bad debt expense, sales and marketing expenses consist primarily of cash compensation and related costs for sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials and travel. We continue to closely monitor our spending in all areas of the Company. We expect to see a moderate increase in sales and marketing spending in the future, although as a percent of revenues, we anticipate a decline in sales and marketing spending until such time as we reach certain pre-determined levels of profitability.

Asia-Pacific Sales and Marketing Expenses.    As a result of the combination that closed on December 31, 2002, we incurred an additional $4.9 million of sales and marketing expenses, comprised of $3.3 million in cash sales and marketing expenses from our Asia-Pacific operations during the nine months ended September 30, 2003, and $1.6 million of amortization expense. Our Asia-Pacific sales and marketing expenses consist of the same type of cash costs that we incur in our U.S. operations, namely compensation and related costs for sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials and travel. Our Asia-Pacific sales and marketing expenses are generated in Singapore, Tokyo, Hong Kong and Sydney. We expect that our Asia-Pacific cash sales and marketing expenses will remain relatively flat in the foreseeable future. As a result of the combination that closed on December 31, 2002, we acquired several intangible assets that we amortize, namely the use of a tradename and certain customer contracts in Singapore valued at approximately $300,000 and $3.6 million, respectively. The tradename intangible asset is being amortized over one year and the customer contract intangible asset is being amortized over two years. As a result, we incurred a total of $1.6 million of amortization expense during the nine months ended September 30, 2003.

General and Administrative.    General and administrative expenses increased to $26.4 million for the nine months ended September 30, 2003 from $22.7 million for the nine months ended September 30, 2002. Included in general and administrative expenses for the nine months ended September 30, 2003, are the results of the two companies that we acquired on December 31, 2002, i-STT and Pihana, totaling $6.3 million.

U.S. General and Administrative Expenses.    U.S. general and administrative expenses decreased to $21.6 million for the nine months ended September 30, 2003 as compared to $22.7 million for the nine months ended September 30, 2002. Included in U.S. general and administrative expenses were $4.5 million and $4.4 million, respectively, of depreciation expense and $1.9 million and $4.6 million, respectively, of stock-based compensation expense for the nine months ended September 30, 2003 and 2002. In addition, general and administrative expenses for the nine months ended September 30, 2003, included $1.5 million of costs associated with a corporate headquarter office acquired from Pihana on December 31, 2002 located in Honolulu. This office was closed as of June 30, 2003. Excluding depreciation, stock-based compensation expense and the costs of the acquired Honolulu office, U.S. general and administrative expenses remained flat at $13.7 million for the nine months ended September 30, 2003 and 2002. Cash general and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses such as our corporate headquarter office lease. U.S. cash general and administrative expenses for the nine months ended September 30, 2002 included the elimination of a corporate bonus program, which resulted in savings during this period of $990,000. Excluding the effects of this particular item, U.S. cash general and administrative expenses decreased period over period by 7%. This period over period decrease in U.S. cash general and administrative expenses is the result of an overall reduction in spending due to cost containment efforts, including staff reductions of less than 10% done in 2002; reduced costs due to the relocation of our corporate headquarters to Foster City, California, which resulted in savings of $358,000 and a general reduction in corporate discretionary spending. We continue to closely monitor our spending in all areas of the Company. In addition, as a percent of revenues, we anticipate a decline in U.S. cash general and administrative spending until such time as we reach certain pre-determined levels of profitability.

Asia-Pacific General and Administrative Expenses.    As a result of the combination that closed on December 31, 2002, we incurred an additional $4.7 million in general and administrative expenses from our newly-acquired Asia-Pacific operations. Our Asia-Pacific general and administrative expenses, which included $359,000 of depreciation expense, consist of the same type of costs that we incur in our U.S. operations, namely salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. Our Asia-Pacific general and administrative expenses are generated in Singapore, Tokyo, Hong Kong and Sydney. Our Asia-Pacific headquarter office is located in Singapore. Most of the corporate overhead support functions that we have in the U.S. also reside in our Singapore office in order to support our Asia-Pacific operations. In addition, we have separate corporate office locations in Tokyo and Hong Kong. We expect that our Asia-Pacific general and administrative expenses will remain relatively flat or experience only moderate growth for the foreseeable future.

Restructuring Charge.    We did not incur any restructuring charges during the nine months ended September 30, 2003. During the nine months ended September 30, 2002, we recorded restructuring charges of $29.0 million. The restructuring charges consisted of (a) a $5.0 million option fee paid in May 2002 related to the amendment of our approximately 80 acre ground lease in San Jose, California from which we subsequently elected to exercise the option to permanently exclude 40 acres commencing October 1, 2002; (b) a write-off of property and equipment of $2.6 million, primarily leasehold improvements and some equipment, located in two unnecessary U.S. IBX expansion and headquarter office space operating leaseholds we had decided to exit and that do not currently provide any ongoing benefit; (c) a write-off of two U.S. letters of credit totaling $750,000 related to one U.S. operating leasehold we had committed to exit; (d) an accrual of $1.0 million related to the remaining estimated European exit costs; (e) an accrual of $500,000 severance charges related to a less than 10% reduction in workforce in an effort to reduce the cost structure of our corporate headquarter function; (f) an accrual of $115,000 related to additional U.S. leasehold exit costs and (g) a partial write-off of two letters of credit totaling in the amount of $19.0 million related to the exercise of the option to permanently terminate approximately one-half of the San Jose ground lease.

Interest Income.    Interest income decreased to $182,000 from $961,000 for the nine months ended September 30, 2003 and 2002, respectively. Interest income decreased due to lower cash, cash equivalent and short-term investment balances held in interest-bearing accounts and lower interest rates received on those invested balances.

Interest Expense.    Interest expense decreased to $15.3 million from $26.4 million for the nine months ended September 30, 2003 and 2002, respectively. The significant decrease in interest expense was primarily attributable to the retirement of $169.5 million of our 13% senior notes during 2002. In addition, we reduced the interest expense attributed to our credit facility due to a reduction in the principal balance outstanding and a reduction in the interest rates. However, these interest expense savings were partially offset by the approximately $5.0 million of non-cash interest expense associated with the $30.0 million 14% convertible secured note issued on December 31, 2002 as a result of the financing, and the $10.0 million 10% convertible secured note issued on June 5, 2003.

Gain on Debt Extinguishment.    During the nine months ended September 30, 2002, the Company retired $52.8 million of its 13% senior notes in exchange for approximately 500,000 shares of our common stock and approximately $2.5 million of cash. As a result of these transactions, we recognized a $27.2 million net gain on debt extinguishment, after deducting transaction costs, interest waived and allocation of unamortized debt issuance costs and debt discount. We extinguished no senior notes during the nine months ended September 30, 2003.

Income Taxes.    A full valuation allowance is recorded against our deferred tax assets as management cannot conclude, based on available objective evidence, when it is more likely than not that the gross value of its deferred tax assets will be realized.

Years Ended December 31, 2002 and 2001

Revenues.    We recognized revenues of $77.2 million for the year ended December 31, 2002, as compared to revenues of $63.4 million for the year ended December 31, 2001. Revenues consisted of recurring revenues of $65.3 million and $57.6 million, respectively, for the year ended December 31, 2002 and 2001, primarily from the leasing of cabinet space, power and cross connects. Non-recurring revenues were $11.9 million and $5.8 million, respectively, for the year ended December 31, 2002 and 2001, primarily related to the recognized portion of deferred installation revenue and custom service revenues and one-time settlement fees associated with certain customer right-sizing or contract terminations. One-time settlement fees recognized during the year ended December 31, 2002 totaled approximately $4.5 million, including a $2.8 million one-time settlement with Qwest received in the third quarter of 2002, and approximately $562,000 for the corresponding period in 2001. Installation and service fees are recognized ratably over the term of the contract. Custom service revenues are recognized upon completion of the services. One-time settlement fees are recognized upon contract termination. In February and March 2002, we entered into equipment reseller agreements with two related party companies. Included within the $11.9 million of non-recurring revenues for the year ended December 31, 2002, were $2.9 million of equipment sales resulting from these two equipment reseller agreements. There were no equipment sales in the year ended December 31, 2001. Excluding equipment sales, we recognized revenues of $74.2 million for the year ended December 31, 2002 as compared to revenues of $63.4 million for the year ended December 31, 2001, a 17% increase.

The period over period growth in revenues was primarily the result of an increase in orders from existing customers and growth in our customer base from 218 customers as of December 31, 2001 to 303 customers as of December 31, 2002 on a pre-merger basis and one-time settlement fees associated with certain customer right-sizing or contract terminations. However, this growth in our customer base is partially offset by a number of our larger customers reducing the size of their contractual commitments to us. We refer to this effort as the “right-sizing” of our larger customer contracts. During late 2001 and throughout 2002, we proactively worked with certain of our larger customers to right-size their contractual commitments to help them better react to a slowdown in customer demand as a result of weaker economic conditions. Although these right-sizing efforts often result in a reduction in the number of cabinets these customers are obligated to pay for, many of these right-sizing efforts have resulted in the customer extending the term for the remaining cabinets. As a result, although the short-term recurring revenues from such customers are reduced, the overall contract value at times remains intact and the relationship with the customer is preserved, if not improved. As of December 31, 2002, we had successfully completed the right-sizing of most of our customers that had more than 100 cabinets booked, a booking level that represents our larger customers. These right-sizing efforts have, throughout 2002, been netted out against our new customer cabinet bookings, limiting our overall revenue growth during this period.

Commencing in fiscal 2003, our revenues will include revenues from our newly-acquired Asia-Pacific operations. We expect that revenues commencing in 2003 will be split approximately 85% in the U.S. and 15% in Asia-Pacific.

Cost of Revenues.    Cost of revenues increased to $104.1 million for the year ended December 31, 2002 from $94.9 million for the year ended December 31, 2001. These amounts included $47.8 million and $40.0 million, respectively, of depreciation expense and $266,000 and $426,000, respectively, of stock-based compensation expense. In addition to depreciation and stock-based compensation, cost of revenues consists primarily of rental payments for our leased IBX hubs, site employees’ salaries and benefits, utility costs, power and redundancy system engineering support services and related costs and security services. Furthermore, cost of revenues for the year ended December 31, 2002 included the costs associated with $2.9 million in equipment sales we recorded, which was approximately $2.8 million. Excluding depreciation, stock-based compensation expense and the costs of equipment sales, cash cost of revenues decreased slightly period over period to $53.1 million for the year ended December 31, 2002 from $54.4 million for the year ended December 31, 2001, a 2% decrease.

Cash cost of revenues for the year ended December 31, 2001 included $5.0 million in costs related to our European expansion plans. Due to the restructuring charge that we recorded in the third quarter of 2001, these costs were not in our cash cost of revenues for the year ended December 31, 2002; however, these savings were partially offset by the additional costs incurred of $3.7 million from (a) our newest and largest IBX hub opened during the first quarter of 2002 in the New York metropolitan area and (b) the costs associated with the ramp-up of our existing IBX hubs. In September 2002, we exercised an option to reduce the monthly operating costs under the San Jose ground lease by approximately one-half commencing October 2002, which resulted in savings of approximately $1.1 million as compared to the prior year. We anticipate that the costs associated with the continued ramp-up of our IBX hubs and the additional costs associated with some of our new services, such as bandwidth, will continue to increase in the foreseeable future; however, the cost savings resulting from the elimination of approximately half of the San Jose ground lease costs, which commenced in October 2002, should offset most of these increases for the foreseeable future in the U.S. However, commencing in fiscal 2003, our cost of revenues will include the cost of revenues associated with our Asia-Pacific operations.

Sales and Marketing.    Sales and marketing expenses decreased to $15.2 million for the year ended December 31, 2002 from $16.9 million for the year ended December 31, 2001. These amounts included $952,000 and $2.8 million, respectively, of stock-based compensation expense. In addition, we recorded $2.3 million in bad debt expense for the year ended December 31, 2002, as compared to $477,000 recorded in the prior year. This substantial increase in bad debt expense was primarily the result of full provisions against aged receivables associated with two customers, Teleglobe and WorldCom, both of which filed for bankruptcy protection under

Chapter 11 of the U.S. Bankruptcy Code in 2002. Excluding stock-based compensation and bad debt expense, cash sales and marketing costs decreased to $12.0 million for the year ended December 31, 2002 from $13.6 million for the year ended December 31, 2001, a 12% decrease. Cash sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials and travel. The decrease in sales and marketing expenses is the result of several cost saving initiatives that we undertook, including staff reductions of approximately 25% during 2001 that resulted in approximately $2.6 million in annual savings in sales and marketing costs and an overall decrease in discretionary spending. We continue to closely monitor our spending in all areas as a result of the current market conditions. However, commencing in fiscal 2003, our sales and marketing expenses will include the sales and marketing expenses associated with our Asia-Pacific operations.

General and Administrative.    General and administrative expenses decreased to $30.7 million for the year ended December 31, 2002 from $58.3 million for the year ended December 31, 2001. These amounts included $5.7 million and $15.8 million, respectively, of stock-based compensation expense and $6.2 million and $9.6 million, respectively, of depreciation expense, resulting in $14.1 million or 43% decrease in period over period cash spending. Cash general and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. The significant decrease in general and administrative expenses was primarily the result of several cost saving initiatives that we undertook, including staff reductions of approximately 25% during 2001 that resulted in approximately $4.9 million in annual savings in general and administrative costs and an overall decrease in discretionary spending. We continue to closely monitor our spending as a result of the current market conditions. However, commencing in fiscal 2003, our general and administrative expenses will include the general and administrative expenses associated with our Asia-Pacific operations.

Restructuring Charges.    During the year ended December 31, 2002, we recorded restructuring charges of $28.9 million. The restructuring charges consisted of (a) a $5.0 million option fee paid in May 2002 related to the amendment of our approximately 80 acre ground lease in San Jose, California from which we subsequently elected to exercise the option to permanently exclude 40 acres commencing October 1, 2002; (b) a write-off of property and equipment of $2.6 million, primarily leasehold improvements and some equipment, located in two unnecessary U.S. IBX expansion and headquarter office space operating leaseholds we had decided to exit and that do not currently provide any ongoing benefit; (c) a write-off of one U.S. letters of credit totaling $250,000 related to one U.S. operating leasehold we had committed to exit; (d) an accrual of $1.0 million related to the remaining estimated European exit costs; (e) an accrual of $925,000 in severance charges related to a less than 10% reduction in workforce in an effort to reduce the cost structure of our corporate headquarter function that will result in approximately $2.8 million in annual savings; (f) an accrual of $115,000 related to additional U.S. leasehold exit costs and (g) a partial write-off of two letters of credit totaling $19.0 million associated with the exercise in September 2002 of our option to permanently terminate approximately one-half of our lease obligations under the San Jose ground lease.

During the quarter ended September 30, 2001, the Company took a restructuring charge of $48.6 million consisting of $45.3 million related to a revised European services strategy, $2.0 million for certain anticipated excess U.S. leasehold exit costs and $1.3 million related to a reduction in workforce, primarily in selling, general and administrative functions at the Company’s headquarters. During third quarter 2001, the Company decided to partner with another Internet exchange company in Europe rather than build and operate its own centers outside of the U.S. As a result, the Company i) recorded a write-down of its European construction in progress assets to their net realizable value and recorded a charge totaling $29.3 million, ii) accrued certain leasehold exit costs for its European leasehold interests in the amount of $6.4 million, iii) wrote-off its European letters of credit that secured the European leasehold interests in the amount of $8.6 million and iv) accrued various legal, storage and other costs totaling $1.0 million to facilitate this change in strategy. In addition, the Company incurred a $2.0 million restructuring charge for leasehold exit costs associated with certain excess U.S. leases and a $1.3 million restructuring charge related to an approximate 15% reduction in workforce in an effort to streamline and reduce the cost structure of the Company’s headquarter function.

As of December 31, 2002, a total restructuring reserve of $1.7 million remained outstanding for all of the above accrued but unpaid restructuring charges. We began to realize the cost savings benefits resulting from the partial San Jose ground lease termination in cost of revenues during October 2002.

Interest Income.    Interest income decreased to $998,000 from $10.7 million for the year ended December 31, 2002 and 2001, respectively. Interest income decreased due to lower cash, cash equivalent and short-term investment balances held in interest bearing accounts and lower interest rates received on those invested balances.

Interest Expense.    Interest expense decreased to $35.1 million from $43.8 million for the year ended December 31, 2002 and 2001, respectively. The decrease in interest expense was attributable to the retirement of $52.8 million of our 13% senior notes during the first half of 2002 and to the decline in both the principal due and the interest rates associated with our credit facility.

Gain on Debt Extinguishment.    During the first half of 2002, we retired $52.8 million of our senior notes in exchange for approximately 500,000 shares of our common stock and approximately $2.5 million of cash. On December 31, 2002, we retired an additional $116.8 million of our senior notes in exchange for approximately 1.9 million shares of our common stock and approximately $15.2 million of cash. As a result of these transactions, we recognized a $114.2 million net gain on debt extinguishment during 2002, after deducting transaction costs, interest waived and allocation of unamortized debt issuance costs and debt discount.

Years ended December 31, 2001 and December 31, 2000

Revenues.    Revenues increased from $13.0 million for the year ended December 31, 2000 to $63.4 million for the year ended December 31, 2001. Revenues consist of recurring revenues of $57.6 million for 2001, versus $11.6 million for 2000, primarily from the leasing of cabinet space, and non-recurring revenues of $5.8 million for 2001, versus $1.4 million for 2000, related to the recognized portion of deferred installation revenue and custom service revenues. Installation fees are recognized ratably over the term of the contract. Custom service revenues are recognized upon completion of the services. Revenues increased year over year because we had more IBX hubs open and operational during 2001 than we had during 2000.

Cost of Revenues.    Cost of revenues increased from $43.4 million for the year ended December 31, 2000 to $94.9 million for the year ended December 31, 2001. These amounts include depreciation and amortization expense of $11.5 million and $40.0 million, respectively. In addition to depreciation and amortization, cost of revenues consists primarily of rental payments for our leased IBX hubs, site employees’ salaries and benefits, utility costs, power and redundancy system engineering support services and related costs and security services. The increase in cost of revenues was due to additional leases and increased expenses related to our opening of additional IBX hubs. During the quarter ended September 30, 2001, we revised our European services strategy that included exiting our European leases and various U.S. leaseholds. These actions reduced the cost of revenues commencing in fourth quarter 2001; however, these savings have been offset in part by increased cost of revenues associated with the opening of the New York metropolitan IBX hub during the first quarter of 2002, including related depreciation and amortization expense, and additional cost of revenues related to our existing IBX hubs as our installed base of customers grows.

Sales and Marketing.    Sales and marketing expenses decreased from $20.1 million for the year ended December 31, 2000 to $16.9 million for the year ended December 31, 2001; however, these amounts include stock-based compensation expense of $6.3 million and $2.8 million, respectively, resulting in a 2% increase in period over period cash spending. Sales and marketing expenses consist primarily of compensation and related costs for the sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials and travel. The increase in sales and marketing expense resulted from the addition of personnel in our sales and marketing organizations during the first half of 2001, reflecting our increased selling effort and our initiatives to develop market awareness. During the quarter ended September 30, 2001, we incurred a $1.3 million restructuring charge related to a reduction in workforce that included some sales and marketing staff.

General and Administrative.    General and administrative expenses increased from $56.6 million for the year ended December 31, 2000 to $58.3 million for the year ended December 31, 2001. These amounts include stock-based compensation expense of $22.8 million and $15.8 million, respectively, and depreciation and amortization expense of $3.3 million and $9.6 million, respectively, resulting in an 8% increase in period over period cash spending. General and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. The increase in general and administrative expenses was primarily the result of increased expenses associated with additional hiring of personnel in management, finance and administration, as well as other related costs associated with supporting our expansion, particularly during the first quarter of 2001. During the second and third quarters of 2001, we implemented several cost-savings initiatives, including some staff reductions and an overall decrease in discretionary spending.

Restructuring Charge.    During the quarter ended September 30, 2001, we took a restructuring charge of $48.6 million consisting of $45.3 million related to its revised European services strategy, $2.0 million for certain anticipated excess U.S. leasehold exit costs and $1.3 million related to a reduction in workforce, primarily in selling, general and administrative functions at our corporate headquarters. During third quarter 2001, we decided to partner with other Internet exchange companies in Europe rather than build and operate our own centers outside of the U.S. As a result, we (a) recorded a write-down of our European construction in progress assets to their net realizable value and recorded a charge totaling $29.3 million, (b) accrued certain leasehold exit costs for our European leasehold interests in the amount of $6.4 million, (c) wrote-off our European letters of credit that secured the European leasehold interests in the amount of $8.6 million and (d) accrued various legal, storage and other costs totaling $1.0 million to facilitate this change in strategy. We experienced some cost savings benefits from this restructuring charge during the fourth quarter of 2001, particularly in cost of revenues; however, these cost-savings were partially offset by the increased operating costs of the New York metropolitan area IBX hub beginning in the first quarter of 2002. In addition, we incurred a $2.0 million restructuring charge for leasehold exit costs associated with certain excess U.S. leases and a $1.3 million restructuring charge related to an approximate 15% reduction in workforce in an effort to reduce the cost structure of our corporate headquarter functions. We began to realize the cost savings benefits of the $2.0 million U.S. lease restructuring charge and $1.3 million workforce reduction restructuring charge commencing in the fourth quarter of 2001.

Interest Income.    Interest income decreased from $16.4 million for the year ended December 31, 2000 to $10.7 million for the year ended December 31, 2001 as a result of a decline in short-term interest rates and reduced cash, cash equivalent and short-term investments.

Interest Expense.    Interest expense increased from $29.1 million for the year ended December 31, 2000 to $43.8 million for the year ended December 31, 2001. The increase in interest expense was attributed to interest related to an increase in our debt facilities and capital lease obligations, including the credit facility, and amortization of the credit facility and other debt facilities and capital lease obligations debt issuance costs and discounts.

Liquidity and Capital Resources

Since inception, we have financed our operations and capital requirements primarily through the issuance of senior notes, the private sale of preferred stock, our initial public offering, our credit facility, which was later amended, our convertible secured notes, our combination with i-STT and Pihana and various types of debt facilities and capital lease obligations, for aggregate gross proceeds of $909.2 million. As of September 30, 2003, our total indebtedness from our senior notes, credit facility and other debt facilities and capital lease obligations was $166.9 million, including our $30.0 million convertible secured non-cash interest pay note issued in December 2002 and the $10.0 million convertible secured non-cash interest pay notes issued in connection with the Crosslink financing in June 2003.

As of September 30, 2003, our principal source of liquidity was approximately $25.2 million in cash, cash equivalents and short-term investments.

Uses of Cash

Net cash used in our operating activities was $20.3 million for the nine months ended September 30, 2003 of which $16.4 million was related to the payment of accrued restructuring charges and accrued merger and financing costs related to the combination, financing and senior note exchange and aged payables. Net cash used in our operations was $29.7 million for the nine months ended September 30, 2002. We used cash during this period primarily to fund our net loss, including cash interest payments on senior notes and our credit facility. Net cash used in our operating activities was $27.5 million, $68.9 million and $68.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. We used cash during these periods primarily to fund our net loss, including cash interest payments on senior notes and our credit facility.

Net cash used in investing activities was $4.2 million and $6.5 million for the nine months ended September 30, 2003 and 2002, respectively. Net cash used in investing activities during the nine months ended September 30, 2003 was primarily for capital expenditures and the purchase of $3.5 million of short-term investments; however, this was substantially offset by the release of restricted cash to fund a cash interest payment on our senior notes in January 2003. Net cash used in investing activities for the nine months ended September 30, 2002 was primarily attributable to the liquidation of accrued construction costs for the New York metropolitan area IBX hub, which opened during the first quarter of 2002, partially offset by the sale of some of our short-term investments. The amount of cash used in investing activities has decreased substantially as we have now substantially completed our current IBX hub rollout plan. Net cash used in investing activities was $7.5 million, $153.0 million and $302.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net cash used in investing activities during these periods was primarily attributable to the construction of our IBX hubs and the purchase of restricted cash and short-term investments.

Net cash provided by financing activities was $5.0 million for the nine months ended September 30, 2003. Net cash used in financing activities was $13.7 million for the nine months ended September 30, 2002. Net cash provided by financing activities during the nine months ended September 30, 2003 was primarily the result of the $10.0 million in proceeds from the Crosslink financing, partially offset by payments of our various debt facilities and capital lease obligations. Net cash used in financing activities during the nine months ended September 30, 2002 was primarily attributable to the scheduled monthly payments of our debt facilities and capital lease obligations, a $5.0 million repayment on our credit facility and the principal repayment of $2.5 million of our senior notes and the costs associated with the exchange of the senior notes. Net cash generated by financing activities was $16.9 million, $107.8 million and $339.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net cash generated by financing activities during the year ended December 31, 2002 was primarily attributable to the cash acquired in the acquisitions of i-STT and Pihana and proceeds from our $30.0 million convertible secured notes, offset by payments of $17.7 million used to retire approximately $169.5 million of our senior notes and the costs associated with the exchange of the senior notes and repayments under our credit facility of $13.5 million. Net cash generated by financing activities during the year ended December 31, 2001 was primarily attributable to the net $105.0 million draw down under our credit facility. Net cash generated by financing activities during the year ended December 31, 2000 was primarily attributable to the proceeds from the initial public offering of our common stock and the issuance of Series C redeemable convertible preferred stock.

Debt Obligations

As of September 30, 2003, our total indebtedness from our senior notes, credit facility, convertible secured notes and debt facilities and capital lease obligations was $166.9 million, as follows:

Senior Notes.    In December 1999, we issued $200.0 million aggregate principal amount of 13% senior notes due 2007. During 2002, we retired $169.5 million of the senior notes in exchange for approximately

2.4 million shares of common stock and approximately $21.3 million of cash. As of September 30, 2003, a total of $30.5 million of senior note principal remains outstanding, which is presented, net of unamortized discount, on our balance sheet at $29.1 million.

Credit Facility.    In December 2000, we entered into the credit facility with a syndicate of lenders under which, subject to our compliance with a number of financial ratios and covenants, we were permitted to borrow up to $150.0 million. This facility was amended at various times during 2001 and 2002 and in connection with the combination, financing and completed senior note exchange, we entered into a further amendment to the credit facility. The most significant terms and conditions of this amendment were:

•	we were granted a full waiver of previous covenant breaches and were granted consent to use cash to retire our senior notes in connection with the senior note exchange;

•	future revenue and EBITDA covenants were eliminated and the remaining covenants and ratios were reset consistent with expected future performance of the combined company for the remaining term of the loan;

•	we permanently repaid $8.5 million of the then currently outstanding $100.0 million balance, bringing our total amount owed under this facility to $91.5 million as of December 31, 2002; and

•	the amortization schedule for the credit facility was amended such that the minimum amortization due in 2003-2004 was significantly reduced.

As of September 30, 2003, a total of $90.5 million of credit facility principal remains outstanding.

In addition, we are currently in discussions with our senior lenders to amend the terms of our credit facility. The material terms of the proposed amendment are as follows:

•	we agree to prepay the greater of (i) 50% of the gross proceeds from this offering, or (ii) $25.0 million, as a permanent pay down of our currently outstanding principal balance of $90.5 million as of September 30, 2003;

•	the banks would agree to amend the cash sweep provision, which currently commences on March 31, 2004 and which would require us to pay down our principal balance in an amount equal to 50% of any cash on our balance sheet in excess of $20.0 million. This provision would be amended such that it would not commence until March 31, 2005 and would only be triggered on cash amounts in excess of $25.0 million; and

•	the banks would agree to extend the term of the credit facility from December 2005 to December 2006. In addition, assuming a prepayment of $30.0 million, the banks would amend the amortization schedule to the following schedule: 2004—$12.0 million; 2005—$12.0 million; 2006—$36.5 million.

This proposed amendment is not required for this offering. If this amendment is not finalized, the existing credit facility will remain in effect.

Convertible Secured Notes.    In December 2002, in conjunction with the combination, STT Communications made a $30.0 million strategic investment in the company in the form of a 14% convertible secured note with an initial term of five years. The interest on the convertible secured note is payable in kind in the form of additional convertible secured notes, which we refer to as “PIK notes”. In May 2003, we issued the first PIK note for $1.4 million.

In June 2003, entities affiliated with Crosslink Capital made a $10.0 million strategic investment in the company in the form of 10% convertible secured notes due November 2007. The interest on the convertible secured notes is payable in kind in the form of additional convertible secured notes commencing on the second anniversary of the closing of this transaction.

As of September 30, 2003, a total of $41.4 million of convertible secured notes were outstanding, which is presented, net of unamortized discount, on our balance sheet at $28.5 million.

Other Debt Facilities and Capital Lease Obligations.    In May 1999, we entered into a master lease agreement with Comdisco in the amount of $1.0 million. This master lease agreement was increased by addendum in August 1999 by $5.0 million. This agreement bears interest at either 7.5% or 8.5% and is repayable over 42 months in equal monthly payments with a final interest payment equal to 15% of the advance amounts due on maturity. In June 2003, we entered into an early termination agreement with Comdisco and made a payment to Comdisco of $1.9 million in full satisfaction of all amounts owed under these agreements.

In August 1999, we entered into a loan agreement with Venture Lending and Leasing in the amount of $10.0 million and fully drew down on this amount. This loan agreement bears interest at 8.5% and was repayable over 42 months in equal monthly payments with a final interest payment equal to 15% of the advance amounts due on maturity. In October 2002, we amended the loan agreement to secure certain short-term cash deferment benefits. Under the terms of this amendment, we extended the maturity of the loan by 24 months and amortized the remaining principal balance and related balloon interest payment over this amended period ending March 1, 2005. In exchange, the Company issued new warrants and re-priced the original warrants. As of September 30, 2003, principal of $984,000 remained outstanding.

In March 2001, we entered into a loan agreement with Wells Fargo in the amount of $3.0 million and fully drew down on this amount. This loan agreement bears interest at 13.15% and is repayable over 36 months. As of June 30, 2002, we were not in compliance with one of the requirements of this loan. As a result, we reflected the full amount outstanding under this facility totaling $1.6 million as a current obligation on the accompanying balance sheet as of December 31, 2002. In January 2003, we reached an agreement with Wells Fargo and made a payment to Wells Fargo of approximately $1.7 million in full satisfaction of all amounts owed to Wells Fargo under the loan agreement.

In June 2001, we entered into a loan agreement with Heller Financial Leasing in the amount of $5.0 million and fully drew down on this amount. This loan agreement bears interest at 13.0% and is repayable over 36 months. In August 2002, we amended this loan to secure certain short-term cash deferments. Under the amended terms of this loan agreement, we extended the maturity of the loan by nine months. Commencing September 2002, we began to benefit from the reduction in monthly payments over the following 14 months thereby deferring approximately $1.2 million of principal payments. Commencing November 2003, the deferred principal payments will be repaid over the remaining 17 months of the loan ending March 2005. As of September 30, 2003, principal of $2.9 million remained outstanding.

In December 2002, in conjunction with our merger with Pihana, we acquired multiple capital leases with Orix. The original amount financed was approximately $3.5 million. These capital lease arrangements bear interest at an average rate of 6.4% per annum and are repayable over 30 months. As of September 30, 2003, principal of $652,000 remained outstanding.

As of September 30, 2003, a total of $4.5 million of our other debt facilities and capital lease obligations were outstanding, which is presented, net of unamortized discount, on our balance sheet at $4.3 million.

Debt Maturities and Operating Lease Commitments

We lease our IBX hubs and certain equipment under non-cancelable operating lease agreements expiring through 2020. The following represents the minimum future operating lease payments for these commitments, as well as the combined aggregate maturities for all of our debt as of September 30, 2003 (unaudited) (in thousands):

	Debt facilities & capital lease obligations	Credit facility	Senior notes	Convertible secured notes	Operating leases	Total
2003	$864	$990	$—	$—	$5,090	$6,944
2004	2,907	11,981	—	—	25,100	39,988
2005	729	77,548	—	—	28,220	106,497
2006	—	—	—	—	28,935	28,935
2007	—	—	30,475	41,400	29,224	101,099
2008 and thereafter	—	—	—	—	207,704	207,704

	$4,500	$90,519	$30,475	$41,400	$324,273	$491,167

As of September 30, 2003, we had capital expenditure commitments of approximately $3.5 million related to a small expansion of our Singapore IBX hub, which we expect to fund during the fourth quarter of 2003 and first quarter of 2004. We believe that our cash on hand and the anticipated cash flow generated from operations, will be sufficient to meet our working capital, debt service and corporate overhead requirements associated with our operations for the next twelve months.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We adopted the provisions of EITF 00-21 during the third quarter of 2003. The adoption of this statement has not had a material impact on our results of operations, financial position or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We are currently assessing the impact of the pronouncement on our consolidated financial statements, but believe that it will not have a material impact on our results of operations, financial position or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group, or DIG, process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We adopted the provisions of SFAS No. 149 during the third quarter of 2003. The adoption of this statement has not had a material impact on our results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. To date, the impact of the effective provisions of SFAS No. 150 have not had a material impact on our results of operations, financial position or cash flows. While the effective date of certain elements of SFAS No. 150 have been deferred, the adoption of SFAS No. 150 when finalized is not expected to have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

Equinix provides network neutral colocation, interconnection and managed services to enterprises, content companies, systems integrators and the world’s largest networks. Through our 13 Internet Business Exchange hubs, or IBX hubs, in the U.S. and Asia customers can directly interconnect with each other for critical traffic exchange requirements. Direct interconnection to our aggregation of networks, which serve more than 90% of the world’s Internet routes, allows our customers to increase performance while significantly reducing costs. Based on our network neutral model and the quality of our IBX hubs, we believe we have established a critical mass of customers. This critical mass and the resulting “network effect,” combined with our improved financial position gained through the completion of a series of acquisitions and related financings at the end of last year, has allowed us to accelerate new customer growth and bookings. As a result of our fixed cost model, we believe this continued growth will drive higher incremental margins and increasing cash returns.

Our network neutral business model is a key differentiator for Equinix in the market. Because we do not operate a network, we are able to offer direct interconnection to the largest aggregation of bandwidth providers and Internet service providers. The world’s top tier Internet service providers, and numerous access networks, second tier providers and international carriers such AT&T, British Telecom, Cable & Wireless, Level 3, MCI, NTT, SBC, SingTel and Qwest are all currently located at our IBX hubs. Access to such a wide variety of networks has attracted 7 of the top 10 Internet properties and numerous other customers, including Amazon.com, Electronic Arts, Electronic Data Systems, Fujitsu, Gannett, Google, IBM, MSN, Sony, Washingtonpost.Newsweek Interactive and Yahoo!.

Our products and services are comprised of three types: Colocation, Interconnection, and Managed IT Infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for our customers’ colocation needs.

•	Interconnection services allow customers to trade network traffic with each other simply and easily without contracting bandwidth through local service providers.

•	Managed IT infrastructure services allow our customers to leverage our significant telecommunication expertise, maximize the benefits of our IBX hubs and optimize their infrastructure and resources.

This market has historically been served by large telecommunications carriers who have bundled their telecommunications services with their colocation offerings. Within the past six months, two major telecommunications companies have announced their plans to exit the U.S. market in order to focus on their core offerings. We believe we have an advantage in gaining the business of those customers displaced from these telecommunications companies because access to their networks are also available in our IBX hubs. Strategically, Equinix will continue to look at attractive opportunities to grow our market share and selectively improve our footprint and service streams.

Recent Developments

Acquisitions and Related Financings.    On December 31, 2002, we completed the acquisitions of i-STT, the Internet infrastructure subsidiary of STT Communications Ltd., and Pihana Pacific, a second Asia-Pacific focused competitor. In connection with the acquisitions, we raised $30.0 million in proceeds through the issuance of a convertible secured note to STT Communications and substantially de-leveraged our balance sheet through the repayment and retirement of outstanding debt. Upon closing the acquisitions, we retired more than $116.0 million of our 13% senior notes, through a combination of cash and equity, and further reduced our credit facility by an additional $8.5 million. As a result of these transactions, STT Communications holds approximately 26% of our outstanding voting stock. In June 2003, we raised an additional $10.0 million through the issuance of convertible secured notes to Crosslink Capital.

New IBX Addition.    On October 27, 2003, we announced that we had signed a definitive agreement to sublease Sprint’s E|Solutions Internet Center in Santa Clara, California, and acquire certain related assets. The 160,000 square foot data center would become our 14th IBX hub, expanding our global footprint to over 1.2 million square feet in five countries. Sprint’s Santa Clara center provides a physical infrastructure that is consistent with our industry leading standards, and currently hosts some of the top Internet companies. Consistent with our model of network-neutrality, we will offer a choice of networks in the new center. We may begin placing customers in the center December 1, 2003, subject to the satisfaction of closing conditions and completion of closing under our agreement with Sprint.

Credit Facility Amendment.    We are in discussions with our senior lenders to amend the terms of our credit facility. The material terms of the proposed amendment are as follows:

•	We agree to prepay the greater of (i) 50% of the gross proceeds from this offering, or (ii) $25.0 million, as a permanent pay down of our outstanding principal balance of $90.5 million as of September 30, 2003;

•	The banks would agree to amend the cash sweep provision, which currently commences on March 31, 2004 and which would require us to pay down our principal balance in an amount equal to 50% of any cash on our balance sheet in excess of $20.0 million. This provision would be amended such that it would not commence until March 31, 2005 and would only be triggered on cash amounts in excess of $25.0 million; and

•	The banks would agree to extend the term of the credit facility from December 2005 to December 2006. In addition, assuming a prepayment of $30.0 million, the banks would amend the amortization schedule to the following schedule: 2004—$12.0 million; 2005—$12.0 million; 2006—$35.6 million.

This amendment is not required for this offering. If this amendment is not finalized, the existing credit facility will remain in effect.

Industry Background

The Internet is a collection of numerous independent networks interconnected with each other to form a network of networks. Users on different networks are able to communicate with each other through interconnection between these networks. For example, when a user of the Internet sends an email to another user, assuming that each person uses a different network provider, the email must pass from one network to the other in order to get to the final destination.

In order to accommodate the rapid growth of Internet traffic, an organized approach for network interconnection was needed. The exchange of traffic between these networks became known as peering. Peering is when networks trade traffic at relatively equal amounts and set up agreements to trade traffic for free. At first, government and non-profit organizations established places where these networks could exchange traffic, or peer, with each other—these points were known as network access points, or NAPs. Over time, many NAPs became a natural extension of carrier services and were run by such companies as MFS (now a part of MCI), Sprint, Ameritech and Pacific Bell (both now known as SBC).

Ultimately, these NAPs were unable to scale with the growth of the Internet and the lack of “neutrality” by the carrier owners of these NAPs created a conflict of interest with the participants. This created a market need for network neutral interconnection points that could accommodate the rapidly growing need to increase performance for enterprise and consumer users of the Internet, especially with the rise of important content providers such as Microsoft, Yahoo!, America Online and others. In addition, the providers, as well as a growing number of enterprises required a more secure, reliable solution for direct connection to a variety of telecommunications networks as the importance of their Internet operations continued to grow.

To accommodate Internet traffic growth, the largest of these networks left the NAPs and began trading traffic by placing private circuits between each other. Peering which once occurred at the NAP locations were moved to these private circuits. Over the years, these circuits became expensive to expand and could not be built fast enough to accommodate the growth in traffic. This led to a need by the large carriers to find a more efficient way to trade traffic or peer. Customers have chosen Equinix for their peering operations because they are now able to reach all of the networks they peer with all in one location, with simple direct connections. Their ability to peer across the room, instead of across a metro area has increased the scalability of their operations while decreasing cost by upwards of 50%.

Our IBX hubs are the next-generation interconnection points. They are designed to handle the scalability issues that exist between both large and small networks, as well as the interconnection between the emerging companies who have become critical to the Internet. We have been successful in uniting the major companies that make up the Internet infrastructure including AT&T, Cable & Wireless, Level 3, MCI, Qwest and Sprint. These companies, which constitute the world’s largest top Internet service providers, together with most of the major broadband networks, including America Online, Comcast Corporation, Cox Communications, MSN, SBC and Shaw Communications, second tier backbones such as Global Crossing, Verio and WilTel, top international telecommunications carriers, including Bell Canada, British Telecom, Deutsche Telecom, France Telecom, Japan Telecom, KDDI, Singapore Telecom, StarHub, Telia and Telstra, and almost every fiber, sonet, Ethernet and competitive local exchange company, including Looking Glass Networks, OnFiber Communications and Yipes, and incumbent local exchange company, including Ameritech, SBC and Verizon, are our customers and use us to interconnect with each other and their customers. Additionally, we provide an important industry leadership role in the area of exchange points and are consistently looked to as an industry expert and key influence in this subject matter.

Content providers and enterprises can now control their own network performance and destiny by choosing the various service providers they wish to work with and by establishing direct connections for this connectivity. For our customers, this represents significant cost savings and increased performance.

Our Solution

Our IBX hubs provide the environment and services to meet the networking and IT operations challenges facing enterprises, networks and Internet businesses today. As a result, we are able to provide the following key benefits to our customers:

Quality.    Our IBX centers provide customers with a secure, high quality solution for their colocation needs. Enterprise and content companies have demanding requirements for data center uptime, security, power backup and other important attributes. We have designed our centers and processes to exceed the requirements for the most important financial institutions, government agencies and key enterprise brands such as Amazon.com, Macromedia and Nasdaq Liffe. We have a track record of 99.9999% uptime and are continually testing and refining processes to ensure that we will continue to provide the stability and quality that customers expect.

Performance.    Because we provide direct access to the providers that serve more than 90% of the world’s Internet networks and users, customers can quickly, efficiently, cost-effectively and reliably exchange traffic with their network services providers for higher performance operations. Access to the more than 150 networks ensures high-quality interconnection. With the mass of networks present, global enterprises are increasingly looking at ways to provide network diversity and increase performance of their operations, and are utilizing our IBX hubs to ensure their IT infrastructures are operating at the interconnection hub of the Internet. By using multiple networks, customers are able to insure their operations in the event that one of their network service providers has a service interruption or restructuring in the business. The network service providers and geographic diversity we offer provides customers with the flexibility to enable the highest performing Internet operations.

Improved Economics.    Our U.S. services such as Equinix GigE Exchange and Equinix Internet Core Exchange facilitate peering and dramatically reduce costs for critical transit, peering and traffic exchange operations by eliminating the costs of private peering or local loops. Networks such as Comcast, British Telecom and SBC and content providers such as Google, MSN and Yahoo! can save between 20% to 40% of bandwidth costs through the traffic exchange services we offer. In addition, in both the U.S. and Asia-Pacific, content companies and enterprises can save significant bandwidth costs because the number of networks housed within Equinix competing for the traffic of these companies results in lower prices while increasing performance.

Access to International Markets.    We offer our network, content and enterprise customers a one-stop solution for their outsourced IT infrastructure needs in the U.S. and Asia-Pacific. This is especially important for U.S. enterprises who want to expand into Asia-Pacific, where the myriad of complexities for doing business in each country remains challenging. We offer a consistent standard of quality, a single contract and a single point of support for all our locations throughout the U.S. and Asia-Pacific.

Our Strategy

Our objective is to become the premier hub for critical Internet players to locate their operations in order to gain maximum benefits from the choice of networks and partners in the most simple and efficient manner. Key components of our strategy include the following:

Continue to Build upon our Critical Mass of Network Providers and Content Companies.    We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the Internet. This critical mass is a key selling point since content companies want to connect with a diverse set of networks to provide the best connectivity to their end-customers, and network companies want to sell bandwidth to content customers and interconnect with other networks in the most efficient manner available. Currently, we have over 150 unique networks, including all of the top tier networks, allowing our customers to directly interconnect with providers that serve more than 90% of global Internet routes.

Leverage the Network Effect.    As networks, content providers and other enterprises locate in our IBX hubs, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption. Our interconnection services enable scalable, reliable and cost-effective interconnection and traffic exchange thus lowering overall cost and increasing flexibility.

Promote our IBX Hubs as the Highest Performance Points on the Internet.    Our premier IBX hubs offer state of the art design and security, 24 hour / 365 days a year customer service, and high quality power and back-up redundancy with 99.9999% uptime.

Provide New Products and Services within our IBX Hubs.    We will continue to offer additional products and services that are most valuable to our customers as they manage their Internet and network businesses and, specifically, as they attempt to effectively utilize multiple networks. For example, we offer an automated service to allow customers to easily choose and provision networks, a service that allows backup and recovery of data and a service that allows customers to self monitor their networks.

Customers

Our customers include carriers and other bandwidth providers, internet service providers, enterprises, content providers and system integrators. We offer each customer a choice of business partners and solutions based on their colocation, interconnection and managed IT service needs. As of September 30, 2003, we had 689 customers.

Typical customers in each category include the following:

Carriers/Networks	Content Providers	Enterprise
AT&T	Amazon.com	Apple
British Telecom	Associated Press	Deutsche Boerse
Cable & Wireless	Electronic Arts	Electronic Data Systems
Level 3	Google	Fidelity Investments
MCI	MSN	Fujitsu
NTT	Newsweek	Gannett
Qwest	Sony	IBM
SBC	Washington Post	Macromedia
Sprint	Yahoo!	Trammell Crow

Customers typically sign renewable contracts of one or more years in length. Our single largest customer, IBM, represented approximately 16% and 19% of total revenues for the nine months ended September 30, 2003 and 2002, respectively, and approximately 20% and 15% of total revenues for the twelve months ended December 31, 2002 and 2001, respectively. No other single customer accounted for more than 10% of revenues for the nine months ended September 30, 2003 or 2002 or the twelve months ended December 31, 2002 or 2001.

Products and Services

Our products and services are comprised of three types: Colocation, Interconnection and Managed IT Infrastructure services.

Colocation Services

Our IBX hubs provide our customers with secure, reliable and fault-tolerant environments that are necessary for optimum Internet commerce interconnection. Our IBX hubs include multiple layers of physical security, scalable cabinet space availability, on-site trained staff 24 hours per day, 365 days per year, dedicated areas for customer care and equipment staging, redundant AC/DC power systems and multiple other redundant, fault-tolerant infrastructure systems. Some specifications or services provided may differ in our Asia-Pacific locations in order to properly meet the local needs of customers in those locations.

Within our IBX hubs, customers can place their equipment and interconnect with a choice of networks or other business partners. We also provide customized solutions for customers looking to package our IBX space as part of their complex solutions. Our colocation products and services include:

Cabinets.    Our customers have several choices for colocating their networking and server equipment. They can place the equipment in one of our shared or private cages or customize their space. As a customer’s colocation requirements increase, they can expand within their original cage or upgrade into a cage that meets their expanded requirements. Cabinets are priced with an initial installation fee and an ongoing recurring monthly charge.

Shared Cages.    A shared cage environment is designed for customers needing less than five full cabinets to house their equipment. Each cabinet in a shared cage is individually secured with an advanced electronic locking system.

Private Cages.    Customers that contract for a minimum of five full cabinets can use a private cage to house their equipment. Private cages are also available in larger full cabinet sizes. Each private cage is individually secured with the biometric hand-geometry system or other appropriate security.

IBXflex.    This service allows customers to deploy mission-critical operations personnel and equipment on-site at our IBX hubs. Because of the close proximity to their end-users, IBXflex customers can offer a faster response and quicker troubleshooting solution than those available in traditional colocation facilities. This space can also be used as a secure disaster recovery point for customers’ business and operations personnel. This service is priced with an initial installation fee and an ongoing recurring monthly charge.

Interconnection Services

Our interconnection services enable scalable, reliable and cost-effective interconnection and traffic exchange between all Equinix customers. These interconnection services are either on a one-to-one basis with direct cross connects or one-to-many through one of our peering services. In peering, we provide an important industry leadership role by acting as the relationship broker between parties who would like to interconnect within our IBX hubs. Our staff has held significant positions in the leading industry groups such as the North American Network Operators’ Group, or NANOG, and the Internet Engineering Task Force, or IETF, and bring a tremendous amount of knowledge to this area. Our staff have published industry-recognized white papers and strategy documents in the areas of peering and interconnection, many of which are used by leading institutions worldwide in furthering the education and promotion of this important network arena. To showcase these efforts, we hold peering forums which are now widely recognized as a very important forum for the world’s top peering experts. We will continue to develop additional services in the area of traffic exchange that will allow our customers to leverage the critical mass of networks now available in our IBX hubs. The current exchange services are comprised of the following:

Physical Cross-Connect/Direct Interconnections.    Customers needing to directly and privately connect to another IBX customer can do so through single or multi-mode fiber. These cross connections are the physical link between customers and can be implemented within 24 hours of request. Cross-connect services are priced with an initial installation fee and an ongoing monthly recurring charge.

Equinix Internet Core Exchange.    This interconnection service enables direct peering interconnections between major backbone networks and providers. Equinix Internet Core Exchange is a pre-provisioned interconnection package that enables major backbones to connect their networks directly in a centralized, neutral environment for peering and transit. The service includes pre-provisioned interconnections, premium service levels and specialized customer service features to support the quality and support levels required by the largest Internet providers in the world. Internet Core Exchange services are priced with an initial installation fee and an ongoing monthly recurring charge.

Equinix GigE Exchange.    Customers may choose to connect to our exchange central switching fabric rather than purchase a direct physical cross connection. With a connection to this switch, a customer can aggregate multiple interconnects over one physical connection instead of purchasing individual physical cross connects. The GigE Exchange service is offered as a bundled service that includes a cabinet, power, cross connects and port charges. The service is priced with an initial installation fee and an ongoing monthly recurring charge.

Internet Connectivity Services.    Customers who are installing equipment in our IBX hubs generally require IP connectivity or bandwidth services. We offer customers the ability to contract for these services directly with the carrier or through us from any of the major bandwidth providers. Customers who wish to receive a single bill and a single point of support for all of their services contract through Equinix for their bandwidth needs. We provide these services on a retail basis through each individual carrier and customer and do not aggregate this traffic or run a network. Internet Connectivity Services are priced with an initial installation fee and an ongoing monthly recurring charge based on the amount of bandwidth committed or used.

Managed IT Infrastructure Services

With the continued growth in Internet use, networks, service providers, enterprises and content providers are challenged to deliver fast and reliable service, while lowering costs. With over 150 ISPs and carriers located in our IBX hubs, we leverage the value of network choice with our set of multi-network management and other outsourced IT services.

Professional Services.    Our IBX hubs are staffed with Internet and telecommunications specialists who are on-site and available 24 hours per day, 365 days per year. These professionals are trained to perform installations of customer equipment and cabling. Professional services are custom-priced depending on customer requirements.

“Smart Hands” Services.    Our customers can take advantage of our professional “Smart Hands” service, which gives customers access to our IBX staff for a variety of tasks, when their own staff is not on site. These tasks may include equipment rebooting, power cycling, card swapping, and performing emergency equipment replacement. Services are available on-demand or by customer contract and are priced on an hourly basis.

Equinix Command Center.    Through managed software architecture, Equinix Command Center allows customers to self-monitor, manage and control applications, network devices, systems resources and user transactions. This service provides our customers with direct control over infrastructure performance and service level agreements. The service features network monitoring and management, aggregated information across multiple IBX hubs, browser-based access to detailed monitoring, and a single point of contact for support and billing. The service is priced based upon the number of items a customer monitors and is billed monthly.

Equinix Backup and Recovery.    The Equinix Backup & Recovery service is a business continuity solution that provides an enterprise-class, fully managed and monitored tape backup solution in the IBX center. The service ensures end-customer data is always secure and available whenever the customer needs to restore data to a production system, including an option to maintain copies of data outside the IBX center. Equinix Backup & Recovery can support multiple end-customer applications, operating systems and database management systems across an extensive variety of server makes and models. The service is priced with an initial installation fee and an ongoing monthly recurring charge.

Equinix Mail Service.    Equinix’s enterprise messaging service is a complete outsourced solution, primarily based mainly on the Lotus Notes and Microsoft Exchange platform, which customers entrust the operation and support of their messaging applications. This service is currently only available in our Singapore location and the service is priced with an initial installation fee and an ongoing monthly recurring charge.

Managed Platform Solutions.    Managed Platform Solutions delivers pre-qualified, pre-installed, pre-hardened and fully managed systems platforms upon which customers can host their co-located applications. These platforms are available in different configuration to meet the needs of the customer. Each configuration includes the server(s), operating system, network connectivity, and system administration management as well as options for database and network administration. This service is only available in the Equinix Singapore location and the service is priced with an initial installation fee and an ongoing monthly recurring charge.

Sales and Marketing

Sales.    We use a direct sales force and channel marketing program to market our services to network, content provider, enterprise, government and Internet infrastructure businesses. We organize our sales force by customer segments as well as by establishing a sales presence in diverse geographic regions, which enables efficient servicing of the customer base from a network of regional offices. In addition to our worldwide headquarters located in Silicon Valley, we have established an Asian-Pacific regional headquarters in Singapore. Our U.S. sales offices are located in New York; Reston, Virginia; Los Angeles; Honolulu; Dallas; Chicago and Silicon Valley. Our Asia-Pacific sales offices are located in Hong Kong, Tokyo, Singapore and Sydney.

Our sales team works closely with each customer to foster the natural network effect of our IBX model, resulting in access to a wider potential customer base via our existing customers. As a result of the IBX interconnection model, IBX hub participants encourage their customers, suppliers and business partners to come into the IBX hubs. These customers, suppliers and business partners, in turn, encourage their business partners to locate in IBX hubs resulting in additional customer growth. This network effect significantly reduces our new customer acquisition costs.

Marketing.    To support our sales effort and to actively promote our brand in the U.S. and Asia-Pacific, we conduct comprehensive marketing programs. Our marketing strategies include an active public relations campaign and on-going customer communications programs. Our marketing efforts are focused on major business and trade publications, online media outlets, industry events and sponsored activities. Our staff holds leadership positions in key networking organizations and we participate in a variety of Internet, computer and financial industry conferences and place our officers and employees in keynote speaking engagements at these conferences. In addition to these activities, we build recognition through sponsoring or leading industry technical forums and participating in Internet industry standard-setting bodies. We continue to develop and host the industry’s most successful educational forums focused on peering technologies and peering practices for ISPs and content providers.

Competition

Our current and potential competition includes:

•	Internet data centers operated by established U.S. and Asia-Pacific communications carriers such as AT&T, Level 3, NTT and SingTel. Unlike the major network providers, who constructed data centers primarily to help sell bandwidth, we have aggregated multiple networks in one location, providing superior diversity, pricing and performance. Telecommunications companies’ data centers only provide one choice of carrier and generally require capacity minimums as part of their pricing structures. Locating in our IBX hubs provides access to top tier networks and allows customers to negotiate the best prices with a number of carriers resulting in better economics and redundancy. There have been two recent announcements that two major carriers who currently operate data centers are exiting the U.S. market. We believe we have an advantage in gaining the business of those customers displaced from these carriers because access to their networks are also available in our IBX hubs.

•	U.S. Network access points such as Palo Alto Internet Exchange and carrier operated NAPs. NAPs, generally operated by carriers, are typically older facilities and lack the incentive to upgrade the infrastructure in order to scale with traffic growth. In contrast, we provide state-of-the-art, secure facilities and geographic diversity with round the clock support and a full range of network and content provider offerings.

•	Vertically integrated web site hosting, colocation and ISP companies such as AboveNet, Digex/MCI. Most managed service providers require that customers purchase their entire network and managed services directly from them. We are a network and service provider aggregator and allow customers the ability to contract directly with the networks and web-hosting partner best for their business. By locating in one of our IBX centers, hosting companies add more value to our business proposition by bringing in more partners and customers and thus creating a network effect.

Unlike other providers whose core businesses are bandwidth or managed services, we focus on neutral hubs for networks, content providers, enterprises and government. As a result, we are free of the channel conflict common at other hosting/colocation companies. We compete based on the quality of our facilities, our ability to provide a one-stop solution in our U.S. and Asia-Pacific locations, the superior performance and diversity of our network neutral strategy and the economic benefits of the aggregation of top networks and Internet businesses under one roof. Specifically, we have established relationships with a number of leading hosting companies such as IBM (our largest customer) and EDS. We expect to continue to benefit from several industry trends including the consolidation of supply in the colocation market, the need for contracting with multiple networks due to the uncertainty in the telecommunications market and the continued growth of the large and stable systems integrators.

Employees

As of September 30, 2003, we had 443 employees. We had 285 employees based in the U.S. and 158 employees based in Asia-Pacific. Of our U.S. employees, we had 181 based at our corporate headquarters in

Foster City, California and our regional sales offices. Of those employees, 75 were in engineering and operations, 62 were in sales and marketing and 44 were in management and finance. We had 104 employees based at our Washington, D.C.; New York, New York; Dallas, Texas; Chicago, Illinois; Los Angeles, California; Honolulu, Hawaii and Silicon Valley area IBX hubs. Of our Asia-Pacific employees, we had 92 at our Asia-Pacific headquarters in Singapore and our other regional offices. Of those employees, 19 were in engineering and operations, 33 were in sales and marketing and 40 were in management and finance. We had 66 employees based at our Singapore, Tokyo, Hong Kong and Sydney IBX hubs.

Corporate Information

We were incorporated in Delaware in June 1998. We are required to file reports under the Exchange Act with the SEC. You may read and copy our materials on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information regarding the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements and other information. You may also obtain copies of our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K by visiting the investor relations page on our website, www.equinix.com. Information contained on our website is not part of this prospectus supplement.

MANAGEMENT

The following table sets forth the name, age as of September 30, 2003, and position of our directors and executive officers.

Name	Age	Positions and Offices Held with the Company
Lee Theng Kiat	50	Chairman of the Board
Steven Poy Eng	47	Director
Gary Hromadko	51	Director
Scott Kriens	46	Director
Jean F.H.P. Mandeville	43	Director
Andrew S. Rachleff	44	Director
Dennis Raney	61	Director
Peter F. Van Camp	47	Director and Chief Executive Officer
Michelangelo Volpi	36	Director
Marjorie S. Backaus	41	Chief Business Officer
Peter T. Ferris	46	Vice President, Sales
Brandi L. Galvin	30	General Counsel and Assistant Secretary
Philip J. Koen	51	President and Chief Operating Officer
Renée F. Lanam	41	Chief Financial Officer and Secretary
Keith D. Taylor	41	Vice President, Finance and Chief Accounting Officer

Lee Theng Kiat has served as the chairman of the board since December 2002. Mr. Lee has been president and chief executive officer of Singapore Technologies Telemedia Pte. Ltd, an information and communications company, since November 1995. Mr. Lee also serves on the board of directors of Enersave Holdings Limited and Horizon Education & Technologies Limited, both public-listed companies in Singapore, as well as several privately held and non-listed public companies in Singapore.

Steven Eng has served as a director of Equinix since December 2002. Mr. Eng has been a program manager of network management systems at WAM!NET Government Services, Inc. since April 2002. Prior to joining WAM!NET Mr. Eng served as vice president of Exodus Communications from March 1995 to September 2001.

Gary Hromadko has served as a director of Equinix since June 2003. Mr. Hromadko has been a venture partner at Crosslink Capital, a venture capital firm, since June 2002. In addition to his responsibilities with Crosslink Capital, Mr. Hromadko has been active as a private investor since 1998. Mr. Hromadko serves on the board of directors of Electric Cloud, Inc., a privately held company.

Scott Kriens has served as a director of Equinix since July 2000. Mr. Kriens has been president, chief executive officer and chairman of the board of directors of Juniper Networks, Inc., an Internet infrastructure solutions company, since January 1996. From April 1986 to January 1996, Mr. Kriens served as vice president of sales and vice president of operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986. Mr. Kriens serves on the board of directors of Verisign, Inc. and Juniper Networks, Inc., both public companies, as well as several privately held companies.

Jean Mandeville has served as a director of Equinix since December 2002. Mr. Mandeville has been the chief financial officer of Singapore Technologies Telemedia Pte. Ltd since July 2002. From January 1998 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and GM, Special Projects from January 1998 to July 1999. Mr. Mandeville also served on the board of directors of SmarTone HK and LGT Korea, both public companies, and serves on the board of several privately held companies.

Andrew Rachleff has served as a director of Equinix since September 1998. In May 1995, Mr. Rachleff co-founded Benchmark Capital, a venture capital firm, and has served as a general partner since that time. Prior to co-founding Benchmark Capital, Mr. Rachleff spent ten years as a general partner with Merrill, Pickard, Anderson & Eyre, a venture capital firm. Mr. Rachleff also serves on the board of directors of Opsware, Inc. and Blue Coat Systems, Inc. (formerly known as CacheFlow Inc.), both public companies, as well as several privately held companies.

Dennis Raney has served as a director of Equinix since April 2003. Mr. Raney has been the chief financial officer of eONE Global, LP since July 2001. Prior to joining eONE Global, Mr. Raney held the position of chief financial officer and executive vice president at Novell Inc. from March 1998 to July 2001. Mr. Raney also serves on the board of directors of ProBusiness, a public company, and Redleaf Group Inc., a privately held company.

Peter Van Camp has served as Equinix’s chief executive officer and as a director since May 2000. From June 2001 to December 2002, Mr. Van Camp was also chairman of the board. From January 1997 to May 2000, Mr. Van Camp was employed at UUNET, the Internet division of WorldCom, where he served as president of Internet markets and, most recently, as president of the Americas region. During the period from May 1995 to January 1997, Mr. Van Camp was president of Compuserve Network Services, an Internet access provider. Before holding this position, Mr. Van Camp held various positions at Compuserve, Inc. during the period between October 1982 to May 1995. Mr. Van Camp currently serves as a director of Packeteer, Inc., a public company.

Michelangelo Volpi has served as a director of Equinix since November 1999. Mr. Volpi joined Cisco Systems, Inc., or Cisco, a data communications equipment manufacturer, in 1994. Currently, he holds the position of senior vice president for Cisco’s Internet switching and services group. Prior to his current position, Mr. Volpi was chief strategy officer for Cisco where he played an instrumental role in the creation of Cisco’s acquisition and investment strategies. Before joining Cisco, Mr. Volpi spent three years at Hewlett Packard’s Optoelectronics Division.

Marjorie S. Backaus has served as Equinix’s chief business officer since June 2003. From November 1999 until June 2003, Ms. Backaus served as chief marketing officer, and from February 2000 to June 2003, she served as Vice President of Market Strategy. During the period from August 1996 to November 1999, Ms. Backaus was vice president of marketing at Global One, an international telecommunications company. From November 1987 to August 1996, Ms. Backaus served in various positions at AT&T, a telecommunications company, including positions in regulatory, product management and strategic alliances.

Peter T. Ferris has served as Equinix’s vice president, sales since July 1999. During the period from June 1997 to July 1999, Mr. Ferris was vice president of sales for Frontier Global Center, a provider of complex web site hosting services. From June 1996 to June 1997, Mr. Ferris served as vice president, eastern sales at Genuity Inc., an Internet services provider. From December 1993 to June 1996, Mr. Ferris was vice president, mid-Atlantic sales at MFS DataNet Inc., a telecommunications services provider.

Brandi L. Galvin has served as Equinix’s general counsel and assistant secretary since January 2003. Before joining Equinix, Ms. Galvin was employed at the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, or Gunderson Dettmer, where she was an associate from September 1997 to January 2003.

Philip J. Koen has served as Equinix’s president and chief operating officer since May 2001. From July 1999 to May 2001, Mr. Koen also served as Equinix’s chief financial officer and secretary. In addition, Mr. Koen served as the Company’s corporate development officer from May 2000 to May 2001. Before joining Equinix, Mr. Koen was employed at PointCast, Inc., an Internet company, where he served as chief executive officer during the period from March 1999 to June 1999; chief operating officer during the period from November 1998 to March 1999; and chief financial officer and executive vice president responsible for software development and network operations during the period from July 1997 to November 1998. From December 1993 to May 1997, Mr. Koen was vice president of finance and chief financial officer of Etec Systems, Inc., a semi-conductor equipment company. Mr. Koen currently serves as a director of BlueCoat Systems, Inc., a public company.

Renée F. Lanam has served as Equinix’s chief financial officer and secretary since February 2002, and as general counsel from April 2000 to January 2003. From April 2000 to February 2002, Ms. Lanam also served as Equinix’s assistant secretary. In addition, Ms. Lanam served as vice president of corporate finance from November 2001 to February 2002. Before joining Equinix, Ms. Lanam was employed at Gunderson Dettmer, where she was an associate from January 1996 to January 2000 and a partner from January 2000 to April 2000. Prior to joining Gunderson Dettmer, Ms. Lanam was an associate at the law firms of Jackson, Tufts, Cole & Black and Brobeck, Phleger & Harrison, LLP.

Keith D. Taylor has served as Equinix’s vice president, finance, and chief accounting officer since February 2001. From February 1999 to February 2001, Mr. Taylor served as Equinix’s director of finance and administration. Before joining Equinix, Mr. Taylor was employed by International Wireless Communications, Inc., an operator, owner and developer of wireless communication networks, as vice president finance and interim chief financial officer. Prior to joining International Wireless Communications, Inc., Mr. Taylor was employed by Becton Dickinson & Company, a medical and diagnostic device manufacturer, as a senior sector analyst for the diagnostic businesses in Asia, Latin America and Europe.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2003, and as of the completion of this offering, certain information with respect to shares beneficially owned by (i) each person who is known by Equinix to be the beneficial owner of more than five percent of our outstanding shares of common stock, (ii) each of our directors, (iii) each of the executive officers named in Executive Compensation and Related Information in our proxy statement dated May 16, 2003, and (iv) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date. Unless otherwise indicated, the address for each listed stockholder is c/o Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, California 94404.

	Shares Beneficially Owned#		Percentage of Total#
Name of Beneficial Owner	Before the Offering	After the Offering	Before the Offering	After the Offering
Peter F. Van Camp (1)	228,154	228,154	2.37%	1.74%
Albert M. Avery IV (2)	27,761	27,761	*	*
Steven Poy Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469	0	0	—	—
Gary Hromadko (3)	150,000	150,000	1.57	1.15
Lee Theng Kiat (4) 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469	0	0	—	—
Dennis Raney	3,000	3,000	*	*
Renee F. Lanam (5)	55,953	55,953	*	*
Jean F.H.P. Mandeville (6) 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469	0	0	—	—
Andrew S. Rachleff (7)	272,054	272,054	2.89	2.11
Michelangelo Volpi	0	0	—	—
Scott Kriens (8)	1,563	1,563	*	*
Marjorie S. Backaus (9)	44,129	44,129	*	*
Peter T. Ferris (10)	50,826	50,826	*	*
Entities affiliated with STT Communications Ltd. (11) 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469	4,311,616	6,811,616	40.00	40.00
Entities affiliated with Goldman Sachs (12) 85 Broad Street New York, NY 10004	1,042,799	1,042,799	11.07	8.07
Entities affiliated with Crosslink Capital, Inc. (13) Two Embarcadero Center, Suite 2200 San Francisco, CA 94111	2,850,000	2,850,000	24.16	18.63
All current directors and executive officers as a group (15 persons) (14)	981,818	981,818	9.78	7.26

#	This table does not reflect the effect of a potential exercise by the underwriters of their over allotment option.
*	Less than 1%.

(1)	Includes 221,904 shares subject to options that are exercisable within 60 days of September 30, 2003.
(2)	Includes 3,046 shares subject to options that are exercisable within 60 days of September 30, 2003.
(3)	Based on the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2003, this includes 25,000 shares of common stock and 125,000 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes.
(4)	Mr. Lee is President of Singapore Technologies Telemedia Pte. Ltd. Based on the Schedule 13D filed with the Securities and Exchange Commission on October 11, 2002, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on January 3, 2003, Mr. Lee is not deemed to beneficially own the shares which are beneficially owned by STT Communications Ltd., a subsidiary of Singapore Technologies Telemedia Ptc. Ltd., set forth in footnote 11.
(5)	Includes 52,985 shares subject to options that are exercisable within 60 days of September 30, 2003.
(6)	Mr. Mandeville is Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd. Based on the Schedule 13D filed with the Securities and Exchange Commission on October 11, 2002, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on January 3, 2003, Mr. Mandeville is not deemed to beneficially own the shares which are beneficially owned by STT Communications Ltd., a subsidiary of Singapore Technologies Telemedia Ptc. Ltd., set forth in footnote 11.
(7)	Represents 266,718 shares of common stock held by Benchmark Capital Partners II, L.P., as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders’ Fund II, L.P., Benchmark Founders’ Fund II-A, L.P. and Benchmark Members’ Fund II, L.P., and 3,578 shares of common stock held by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners, IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P. and related individuals. Mr. Rachleff is a managing member of Benchmark Capital Management Co. II, LLC, the general partner of Benchmark Capital Partners, II, L.P., Benchmark Founders’ Fund II, L.P. Benchmark Founders’ Fund II-A, L.P. and Benchmark Members’ Fund II, L.P. Mr. Rachleff is also a managing member of Benchmark Capital Management Co., IV, LLC, the general partner of Benchmark Capital Partners, IV, L.P., Benchmark Founders’ Fund IV, L .P. and Benchmark Founders’ Fund IV-A, L.P. In addition, includes 195 shares of common stock and 1,563 shares subject to options that are exercisable within 60 days of September 30, 2003.
(8)	Includes 1,563 shares subject to options that are exercisable within 60 days of September 30, 2003.
(9)	Includes 40,534 shares subject to options that are exercisable within 60 days of September 30, 2003.
(10)	Includes 34,809 shares subject to options that are exercisable within 60 days of September 30, 2003.
(11)	Includes 1,084,686 shares of common stock beneficially owned by i-STT Investments Pte. Ltd., a wholly-owned subsidiary of STT Communications Ltd., or i-STTI, as of September 30, 2003, and 1,868,667 shares of common stock that may be acquired upon conversion of series a convertible preferred stock, or series a preferred stock owned by i-STTI. Also includes 1,358,263 shares that may be acquired within 60 days of September 30, 2003 upon conversion of series a-1 convertible secured notes, or the notes, or upon the exercise of series a-1 preferred stock warrants, or the warrants, owned of record by i-STTI. As more fully described in our definitive proxy statement filed with the Securities and Exchange Commission on December 12, 2002 and subject to the qualifications described therein, STT and its affiliates may not convert the notes or exercise the warrants for shares of our voting stock if such conversion or exercise would cause STT, when combined with shares beneficially held by its affiliates, to beneficially hold more than 40% of our outstanding voting stock. These restrictions expire on December 31, 2004, but may expire earlier in connection with the occurrence of enumerated events. Accordingly, the notes and warrants are convertible into or exercisable for shares of common stock or series a preferred stock only to the extent that such conversion or exercise, as applicable, will not cause STT or its affiliates to exceed the 40% threshold. If such conversion or exercise would cause STT or its affiliates to exceed the 40% threshold, the notes and warrants become convertible or exercisable for shares of non-voting series a-1 preferred stock. Pursuant to the offering, STT will purchase approximately 915,600 shares of common stock at the closing of the offering. Subject to compliance with applicable antitrust laws and regulations, STT Communications will purchase additional shares of common stock in an amount that allows STT Communications to maintain its current percentage ownership of Equinix of approximately 34% (assuming conversion of all outstanding convertible notes and exercise of all outstanding options and warrants). Furthermore, because the total number of shares of our outstanding voting stock shall have increased, after the offering an additional 1,562,500 shares may be acquired within 60 days of September 30, 2003 upon conversion of the notes or upon the exercise of the warrants.
(12)	Based on the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2003, this represents 287,500 shares held by GS Capital Partners 2000, L.P., 104,466 shares held by GS Capital Partners 2000 Offshore, L.P., 12,017 shares held by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, 91,347 shares held by GS Capital Partners 2000 Employee Fund, L.P., 26,070 shares held by Stone Street Fund 2000, L.P., 147,688 shares held by GS Special Opportunities (Asia) Fund, L.P., 107,668 shares held by GS Special Opportunities (Asia) Offshore Fund, L.P., 173,943 shares held by Whitehall Street Real Estate Limited Partnership XIII, 60,687 shares held by Whitehall Parallel Real Estate Limited Partnership XIII, 5,343 shares held by Stone Street Asia Fund, L.P. and 26,070 shares held by Stone Street Real Estate Fund 2000, L.P.
(13)	Based on the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2003, this represents 184,000 shares of common stock held by Crosslink Ventures IV, L.P., 8,050 shares of common stock held by Crosslink Omega Ventures I GmbH & Co. KG, 65,200 shares of common stock held by Offshore Crosslink Omega Ventures IV, 13,900 shares of common stock held by Omega Bayview IV, 171,100 shares of common stock held by Crosslink Crossover Fund III and 32,750 shares of common stock held by Offshore Crosslink Crossover Fund III. Also includes 920,000 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes held by Crosslink Ventures IV, L.P., 40,250 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes held by Crosslink Omega Ventures I GmbH & Co. KG, 326,000 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes held by Offshore Crosslink Omega Ventures IV, 69,500 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes held by Omega Bayview IV, 855,500 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes held by Crosslink Crossover Fund III and 163,750 shares that may be acquired within 60 days of September 30, 2003 upon the conversion of series a-2 convertible secured notes held by Offshore Crosslink Crossover Fund III.
(14)	Includes the shares described in Note 1 and Notes 3 through 10, plus shares held by or subject to options exercisable within 60 days of September 30, 2003 held by executive officers not named above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Executive Officers.    From July 1999 through January 2001, Equinix hired a number of individuals from out-of-state and relocated them to California. The market in California during this period was very competitive for certain positions and the most qualified individuals available at that time were located in other states. In order to induce three executive officers to relocate to California from cities with lower housing costs, we offered each of these executive officers a non-interest bearing home loan to assist them with the purchase of a new residence in California. These loans expired upon the earlier of 5 years or certain liquidity events, none of which have happened to date. In early 2002, we negotiated with all three of these executive officers for the early repayment of these loans. In January 2002, in exchange for Peter Van Camp, our Chief Executive Officer, agreeing to repay the loan four years earlier than its maturity, and in exchange for his waiving his right to any bonuses earned and expensed in 2001, the Compensation Committee of the Board of Directors forgave $874,000 of Mr. Van Camp’s loan of $1,512,000. The remaining amount due under the loan of $638,000 was repaid to Equinix in full in February 2002. In addition, we negotiated with the other two executive officers of the Company, Peter Ferris and Marjorie Backaus, to repay their loans in full several years prior to the loans’ maturity dates. In exchange, we agreed to pay a portion of the interest on each of the officer’s mortgage for their principal residence through December 31, 2003. Mr. Ferris’ loan, totaling $750,000, was repaid in full in February 2002 and Ms. Backaus’ loan, totaling $250,000, was repaid in full in March 2002.

Agreements with Affiliates.    As a result of the combination, we acquired operations in Asia-Pacific. The majority of our Asia-Pacific revenues are generated in Singapore and a significant portion of the business in Singapore is transacted with entities affiliated with STT Communications. For the nine months ended September 30, 2003, revenues recognized with entities affiliated with STT Communications were $4,633,000, and as of September 30, 2003, accounts receivable with entities affiliated with STT Communications was $1,783,000. For the nine months ended September 30, 2003, costs and services procured with entities affiliated with STT Communications were $430,000, and as of September 30, 2003, accounts payable with entities affiliated with STT Communications was $402,000. Furthermore, during 2003, we entered into an agreement with STT Communications to wind-down our Thailand joint venture. Under the terms of the agreement, Nation Digital Media Limited, our joint venture partner in Thailand, obtained title to all assets of i-STT Nation Limited, our Thailand joint venture; STT Communications agreed to assume 100% of a Thai bank loan of Thai baht 58,300,000 (or approximately $1,388,000 as translated using effective exchange rates at June 30, 2003); and STT Communications and Equinix agreed to fund the wind-down costs of i-STT Nation Limited.

In October 2003, a wholly-owned subsidiary of Equinix entered into an asset sale agreement with an affiliate of STT Communications, which is also a current customer of ours, in which (a) we exited from one of our IBX hub leases in Singapore that we acquired in the combination, which we call the Pihana Singapore IBX hub, effective September 30, 2003, (b) the STT Communications affiliate has entered into a new lease agreement directly with the landlord for the Pihana Singapore IBX hub, (c) we sold the related assets located in and transferred certain agreements related to the operations of the Pihana Singapore IBX hub to the STT Communications affiliate for one Singapore dollar, (d) we contemporaneously entered into a separate colocation agreement for a smaller portion of space in the Pihana Singapore IBX hub for 60 months in which we will be the customer of the STT Communications affiliate and (e) the STT Communications affiliate has agreed to procure additional IBX hub services in our other Singapore IBX hub that we acquired in the combination. As a result of this transaction, we will have only one primary IBX hub in Singapore rather than two.

STT Communications, along with its affiliates, is a greater than 5% stockholder in Equinix and Lee Theng Kiat and Jean Mandeville, two of our directors, are executive officers of STT Communications.

Convertible Secured Note issued in the financing.    In December 2002, STT Communications, through one of its subsidiaries, made a $30.0 million investment in Equinix through the purchase of a 14% convertible secured note due November 1, 2007. The interest on the convertible secured note is payable in kind in the form of additional convertible secured notes. The convertible secured note is secured by a first priority lien on certain of our assets located in Asia and a second priority lien on all of our other assets. In addition, we issued the following warrants to i-STT Investments in conjunction with the convertible secured note:

•	Preferred Stock Warrant. A warrant to purchase 965,674 shares of our series a or series a-1 preferred stock at a price of $.01 per share which may be exercised at any time at the option of STT Communications.

•	Change in Control Warrant. In order to provide a premium to STT Communications in connection with a change in control of Equinix, we issued STT Communications a change in control warrant. If we experience a change in control, the change in control warrant will become exercisable for shares of our common stock with a total current market value of up to 20% of the then outstanding principal amount of notes, including notes issued as interest on convertible notes, plus accrued but unpaid interest. This 20% premium will be reduced to 15% on November 1, 2004 and 5% on November 1, 2006. The change in control warrant terminates on December 31, 2007 and has an exercise price of $0.01 per share.

•	Cash Trigger Warrants. In order to provide a mechanism to allow STT Communications to ensure our compliance with cash covenants under our credit facility, STT Communications, through its subsidiary, has the right, but not the obligation, to exercise one or both of two cash trigger warrants. These warrants were amended in June 2003 in connection with the Crosslink financing to allow the Company to issue cash trigger warrants to entities affiliated with Crosslink Capital. The Crosslink financing is described in more detail below. Pursuant to the series a cash trigger warrant, STT Communications or its affiliates may purchase additional shares of our stock for an aggregate exercise price of up to $7,500,000. The per share exercise price for the series a cash trigger warrant is the lesser of (a) $9.792 or (b) 90% of the then current market value of shares of our common stock. Pursuant to the series b cash trigger warrant, STT Communications or its affiliates may purchase additional shares of our stock for an aggregate exercise price of up to $15,000,000. The per share exercise price for the series b cash trigger warrant is 90% of the then current market value of our common stock. The cash trigger warrants will become exercisable if we fail to satisfy certain covenants of the senior secured credit facility. To the extent entities affiliated with Crosslink Capital fail to exercise the full amount of their cash trigger warrants, as described in more detail below, STT Communications has the right to exercise its warrants for the amounts that such entities could have purchased pursuant to their cash trigger warrants.

The convertible secured note and warrants issued in the financing are more fully described in our definitive proxy statement dated December 12, 2002.

STT Communications, along with its affiliates, is a greater than 5% stockholder in Equinix and Lee Theng Kiat and Jean Mandeville, two of our directors, are executive officers of STT Communications.

Convertible Secured Notes issued in the Crosslink financing.    In June 2003, entities and an individual affiliated with Crosslink Capital made a $10.0 million investment in Equinix through the purchase of 10% convertible secured notes due November 1, 2007. The interest on the convertible secured notes is payable in kind in the form of additional convertible secured notes. The convertible secured notes are secured by second priority liens on all of our non-Asia-based assets. In addition, we issued the following warrants in conjunction with the convertible secured notes:

•	Common Stock Warrant. Warrants to purchase an aggregate of 500,000 shares of our common stock at a price of $.01 per share. All of these warrants were exercised in June 2003. The shares of our common stock issued upon exercise of these warrants have been registered for resale as of September 22, 2003 convertible secured notes due November 1, 2007.

•

Change in Control Warrant.    In order to provide holders of our convertible secured notes a premium in connection with a change in control, we issued change in control warrants. If we experience a change in control, the change in control warrant will become exercisable for shares of our common stock with a total current market value of up to 20% of the then outstanding principal amount of notes, including notes issued as interest on convertible notes, plus accrued but unpaid interest. This 20% premium will be reduced to 15% on November 1, 2004 and 5% on November 1, 2006. The change in control warrant terminates on June 5, 2008 and has an exercise price of $0.01 per share.

•	Cash Trigger Warrants. In connection with the sale of convertible secured notes in June 2003, we issued additional series a cash trigger warrants and series b cash trigger warrants, which are exercisable if we fail to satisfy certain covenants of the credit facility. Holders of these series a cash trigger warrants may purchase shares of our stock for an aggregate exercise price of up to $2,500,000. The per share exercise price for the series a cash trigger warrant is the lesser of (a) $9.792 or (b) 90% of the then current market value of shares of our common stock. Holders of the series b cash trigger warrants may purchase additional shares of our stock for an aggregate exercise price of up to $5,000,000. The per share exercise price for the series b cash trigger warrant is 90% of the then current market value of our common stock.

The convertible secured note and warrants issued in the Crosslink financing are more fully described in our definitive proxy statement dated May 16, 2003.

The funds affiliated with Crosslink Capital are greater than 5% stockholders in Equinix, as a group, and Gary Hromadko, one of the Company’s directors, is a venture partner of such entities and has financial interests in them.

Indemnification Agreements.    We have entered into indemnification agreements with each of our directors and executive officers. Such indemnification agreements require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to limited exceptions.

Severance Agreements with Executive Officers.    The Company entered into severance agreements with the following executive officers: Peter F. Van Camp, Marjorie S. Backaus, Peter T. Ferris, Brandi L. Galvin, Philip J. Koen, Renee F. Lanam and Keith D. Taylor. The agreements provide for severance payments equal to the officer’s annual base salary and target bonus in the event such officer’s employment is terminated for any reason other than cause or the officer resigns for good reason as defined in the agreement.

GOVERNANCE OF EQUINIX

Nomination of Directors.    Our board of directors consists of nine members who, until December 31, 2004, will be nominated, as follows:

•	Three members of our board of directors are nominated by three directors, who were directors of Equinix prior to December 31, 2003. Any vacancies among these directors are filled based on the nomination of the two directors who remain following the creation of that vacancy. One of these directors must at all times qualify as an independent director under the rules of The Nasdaq National Market. We call these directors the Original Equinix directors. Currently, these directors are Peter F. Van Camp, Michelangelo Volpi and Andrew S. Rachleff.

•	Three members of our board of directors are individuals nominated by STT Communications. We call these directors the STT Communications directors. Currently, these directors are Lee Theng Kiat, Jean F.H.P. Mandeville and Stephen Poy Eng.

•	One member of our board of directors will be an individual nominated by entities affiliated with Crosslink Capital. Currently, this director is Gary Hromadko.

•	Two members of our board of directors are individuals nominated by our nominating committee who qualify as independent directors under the rules of The Nasdaq National Market. Currently, these directors are Scott Kriens and Dennis Raney.

To the extent additional independent directors must be nominated to our board under the rules of The Nasdaq National Market, STT Communications and Crosslink Capital have each agreed to nominate one director who qualifies as an independent director under those rules.

Restrictions on Conversion.    Until December 31, 2004, STT Communications has agreed not to convert its convertible secured notes and warrants if conversion of the notes and warrants would cause STT Communications to hold more than 40% of our outstanding voting stock. This restriction will expire before December 31, 2004, if enumerated events occur, which events are set forth in our certificate of designation of series a convertible preferred stock and series a-1 convertible preferred stock which was filed with the SEC with our annual report on Form 10-K/A for the year ended December 31, 2002. After December 31, 2004, STT Communications may elect to convert its notes and warrants into shares of our common stock and series a preferred stock without limitation.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders purchasing the common stock in this offering. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset (generally property held for investment) and that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•	a trust (a) that is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Any partner of a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) that will acquire our common stock should consult its own tax advisor about the U.S. federal income tax consequences of owning and disposing of our common stock.

The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” banks and insurance companies, dealers in securities, nonresident alien individuals who have lost U.S. citizenship or who have ceased to be treated as resident aliens, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local or non-U.S. tax consequences of holding and disposing of common stock.

U.S. Trade or Business Income

For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder entitled to the benefits of an applicable income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” on such U.S. trade or business income at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

We have never declared or paid dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, we are prohibited from paying cash dividends under covenants contained in our current credit agreements. See “Dividend Policy.” In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s basis in our common stock. Any remaining excess will be treated as capital gain. Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of our Common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of our Common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

•	the gain is U.S. trade or business income (in which event such Non-U.S. Holder would generally be taxed as described above under the heading “U.S. Trade or Business Income”);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements (in which event, unless a treaty provides otherwise, such Non-U.S. Holder generally would be subject to 30% U.S. federal income tax on the gain realized); or

•	we are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period during which the Non-U.S. Holder held the common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, and are not currently, a USRPHC for U.S. federal income tax purposes. However, a significant portion of our IBX hubs currently constitute “U.S. real property interests,” and we may from time to time acquire other real property interests, both within and outside the U.S. Accordingly, although we have contractual obligations to STT Communications to take all commercially reasonable actions not to be come a USRPHC, no assurance can be given that we will not be a USRPHC at any time during the applicable period that ends on the date that a Non-U.S. Holder sells its shares of common stock. In the event that we were a USRPHC during such period, such Non-U.S. Holder would generally be subject to U.S. federal income tax on the gain recognized upon disposition of our common stock (subject to the beneficial 5% rule noted above as long as our common stock remains regularly traded on an established securities market).

Information Reporting Requirements and Backup Withholding Tax

Dividends

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to the dividends, regardless of whether withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock

The payment of the proceeds from the disposition (including the redemption) of common stock effected in the U.S. by any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock effected outside the U.S. by a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S., which we refer to as a U.S. related person. In the case of the payment of the proceeds from the disposition of common stock effected outside the U.S. by a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the Internal Revenue Service. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return and the claiming of a credit or refund of such withholding tax.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock trades on the Nasdaq National Market under the symbol “EQIX.” Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

Upon completion of this offering, we will have outstanding 12,920,777 shares of common stock, without taking into account 1,868,667 shares that may be issued upon conversion of preferred stock as of September 30, 2003, 3,500,481 shares that may be issued upon exercise of options outstanding as of September 30, 2003, 1,234,235 shares that may be issued upon exercise of outstanding warrants as of September 30, 2003 and 5,921,275 shares that may be issued upon conversion of outstanding convertible secured notes as of September 30, 2003. In addition, on May 1 and November 1 of each year, we pay interest on outstanding convertible secured notes that are convertible into additional shares of our preferred stock or common stock. See “Certain Relationships and Related Transactions—Convertible Secured Note issued in the financing” and “—Convertible Secured Notes issued in the Crosslink financing.”

All shares of common stock being sold in this offering will be freely tradeable (other than by an affiliate of our company as that term is defined in the Securities Act of 1933, or Securities Act) without restriction or registration under the Securities Act. All of our shares held by our principal stockholders, directors and officers will be restricted securities within the meaning of Rule 144 and may be sold in the public market only if registered or sold under an exemption from registration under the Securities Act, including the exemption provided by Rule 144. In connection with the combination, the financing and the Crosslink financing, we granted rights to STT Communications and Crosslink to cause us to register their shares for resale.

We, our directors and executive officers have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock without the prior written consent of the underwriters for a period of 90 days from the date of this prospectus supplement. The underwriters in their sole discretion may release any of the securities subject to these arrangements at any time without notice.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of the shares then outstanding, which is currently approximately 94,208 shares assuming no exercise of outstanding options; or

•	The average weekly trading volume of the shares of our common stock on the Nasdaq National Market during the four calendar weeks before the filing of a Form 144 with the respect to that sale.

Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any previous owner except an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

We also may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunning manager of this offering, and, together with SG Cowen Securities Corporation, is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
SG Cowen Securities Corporation
Needham & Company, Inc.
Adams, Harkness & Hill, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may re-allow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 525,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers and directors, and certain of our other stockholders have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•

it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Our common stock is quoted on the Nasdaq National Market under the symbol “EQIX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Equinix, Inc.
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In connection with this offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of our common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of our common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq

National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $350,000.

An affiliate of Citigroup is a lender under our credit facility and will receive its pro rata share of the repayment of our credit facility described under “Use of Proceeds.” In addition, an affiliate of Citigroup is the agent bank under our credit facility and has received customary compensation for such services.

Because of the possibility that more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the National Association of Securities Dealers, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.

The underwriters have performed investment banking and advisory services for STT Communications Ltd., Crosslink Capital, their respective affiliates and/or for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for STT Communications Ltd., Crosslink Capital, their respective affiliates and/or for us in the ordinary course of their business.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The legality of the shares of common stock offered hereby will be passed upon for Equinix by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the common stock offered by this prospectus supplement. This prospectus supplement does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus supplement to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s website at “http://www.sec.gov.”

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the year ended December 31, 2002, as amended on April 25, 2003.

2.	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 15, 2003.

3.	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed on August 4, 2003.

4.	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed on October 28, 2003.

5.	Current Report on Form 8-K, filed January 2, 2003.

6.	Current Report on Form 8-K, filed January 2, 2003.

7.	Current Report on Form 8-K, filed March 5, 2003.

8.	Current Report on Form 8-K, filed May 1, 2003.

9.	Current Report on Form 8-K, filed August 1, 2003, as amended on August 4, 2003.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 513-7000 or by writing to us at the following address:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Attn: Investor Relations

IN DEX TO FINANCIAL STATEMENTS OF EQUINIX, INC.

S-F-1

Report of Independent Auditors

To Board of Directors and

Stockholders of Equinix, Inc.

In our opinion, the consolidated financial statements listed in the index appearing on page S-F-1, present fairly, in all material respects, the financial position of Equinix, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California

March 21, 2003

S-F-2

EQUINIX, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,	December 31,
	2003	2002	2001
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,723	$41,216	$58,831
Short-term investments	3,500	—	28,890
Accounts receivable, net of allowance for doubtful accounts of $440 (unaudited), $397 and $381	9,393	9,152	6,909
Current portion of restricted cash and short-term investments	—	1,981	47
Prepaids and other current assets	6,552	11,146	8,541

Total current assets	41,168	63,495	103,218
Property and equipment, net	347,846	390,048	325,226
Construction in progress	—	—	103,691
Restricted cash and short-term investments, less current portion	2,193	2,426	27,997
Intangible assets	23,846	24,981	—
Debt issuance costs, net	5,956	7,250	11,333
Other assets	3,377	3,803	3,589

Total assets	$424,386	$492,003	$575,054

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$14,606	$20,347	$11,109
Accrued restructuring charges	1,561	11,528	6,390
Accrued construction costs	—	—	34,650
Accrued interest payable	3,071	2,311	2,167
Current portion of debt facilities and capital lease obligations.	2,933	5,591	7,206
Current portion of credit facility	9,481	1,981	—
Other current liabilities	3,243	4,413	1,807

Total current liabilities	34,895	46,171	63,329
Debt facilities and capital lease obligations, less current portion	1,404	3,633	6,344
Credit facility	81,038	89,529	105,000
Senior notes	29,142	28,908	187,882
Convertible secured note	28,475	25,354	—
Other liabilities	17,873	14,214	8,978

Total liabilities	192,827	207,809	371,533

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000, 100,000,000 and 10,000,000 shares authorized in 2003, 2002 and 2001; 1,868,667, 1,868,667 and zero shares issued and outstanding in 2003, 2002 and 2001; liquidation preference of $18,298 as of September 30, 2003 and December 31, 2002	2	2	—
Common stock, $0.001 par value per share; 300,000,000 shares authorized; 9,420,777 (unaudited), 8,448,683 and 2,502,412 shares issued and outstanding in 2003, 2002 and 2001	9	8	3
Additional paid-in capital	650,608	638,065	544,420
Deferred stock-based compensation	(1,636)	(2,865)	(11,022)
Accumulated other comprehensive income	683	617	135
Accumulated deficit	(418,107)	(351,633)	(330,015)

Total stockholders’ equity	231,559	284,194	203,521

Total liabilities and stockholders’ equity	$424,386	$492,003	$575,054

See accompanying notes to consolidated financial statements.

S-F-3

EQUINIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Revenues	$84,788	$58,385	$77,188	$63,414	$13,016

Costs and operating expenses:
Cost of revenues (includes stock-based compensation of $49 and $216 (unaudited) for the nine months ended September 30, 2003 and 2002, respectively, and $266, $426 and $766 for the years ended December 31, 2002, 2001, and 2000 respectively)	95,567	78,599	104,073	94,889	43,401
Sales and marketing (includes stock-based compensation of $243 and $802 (unaudited) for the nine months ended September 30, 2003 and 2002, respectively, and $952, $2,830, and $6,318 for the years ended December 31, 2002, 2001, and 2000 respectively)	14,210	12,168	15,247	16,935	20,139
General and administrative (includes stock-based compensation of $1,868 and $4,622 (unaudited) for the nine months ended September 30, 2003 and 2002, respectively, and $5,660, $15,788, and $22,809 for the years ended December 31, 2002, 2001, and 2000, respectively)	26,350	22,735	30,659	58,286	56,585
Restructuring charges	—	28,960	28,885	48,565	—

Total costs and operating expenses	136,127	142,462	178,864	218,675	120,125

Loss from operations	(51,339)	(84,077)	(101,676)	(155,261)	(107,109)
Interest income	182	961	998	10,656	16,430
Interest expense	(15,317)	(26,411)	(35,098)	(43,810)	(29,111)
Gain on debt extinguishment	—	27,188	114,158	—	—

Net loss	$(66,474)	$(82,339)	$(21,618)	$(188,415)	$(119,790)

Net loss per share:
Basic and diluted	$(7.52)	$(28.12)	$(7.23)	$(76.62)	$(111.23)

Weighted average shares	8,837	2,928	2,990	2,459	1,077

See accompanying notes to consolidated financial statements.

S-F-4

EQUINIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE LOSS

(in thousands, except share data )

	Preferred stock		Common stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount			income (loss)
Balances as of December 31, 1999	—	$—	364,756	$—	$43,974	$(13,706)	$14	$(21,810)	$8,472
Issuance of common stock for cash	—	—	3,600	—	1,033	—	—	—	1,033
Issuance of common stock upon exercise of common stock options	—	—	44,442	—	2,472	—	—	—	2,472
Issuance of common stock upon exercise of common stock warrants	—	—	22,126	—	353	—	—	—	353
Issuance of common stock from initial public offering, net	—	—	709,399	1	251,481	—	—	—	251,482
Conversion of redeemable convertible preferred stock	—	—	1,271,877	1	191,579				191,580
Repurchase of unvested common stock	—	—	(10,824)	—	(28)	—	—	—	(28)
Issuance/revaluation of common stock options and warrants	—	—	—	—	7,744	—	—	—	7,744
Deferred stock-based compensation, net of forfeitures	—	—	—	—	54,537	(54,537)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	29,893	—	—	29,893
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(119,790)	(119,790)
Foreign currency translation gain	—	—	—	—	—	—	1,992	—	1,992
Unrealized loss on short-term investments	—	—	—	—	—	—	(87)	—	(87)

Net comprehensive loss	—	—	—	—	—	—	1,905	(119,790)	(117,885)

Balances as of December 31, 2000	—	—	2,405,376	2	553,145	(38,350)	1,919	(141,600)	375,116
Issuance of common stock upon exercise of common stock options	—	—	15,534	—	435	—	—	—	435
Issuance of common stock upon exercise of common stock warrants	—	—	72,882	—	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	—	—	16,427	1	1,483	—	—	—	1,484
Repurchase of unvested common stock	—	—	(7,807)	—	(18)	—	—	—	(18)
Issuance/revaluation of common stock warrants	—	—	—	—	(2,341)	—	—	—	(2,341)
Deferred stock-based compensation, net of forfeitures	—	—	—	—	(8,284)	8,284	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	19,044	—	—	19,044
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(188,415)	(188,415)
Foreign currency translation loss	—	—	—	—	—	—	(1,873)	—	(1,873)
Unrealized gain on short-term investments	—	—	—	—	—	—	89	—	89

Net comprehensive loss	—	—	—	—	—	—	(1,784)	(188,415)	(190,199)

Balances as of December 31, 2001	—	—	2,502,412	3	544,420	(11,022)	135	(330,015)	203,521
Issuance of common stock upon exercise of common stock options	—	—	12,965	—	112	—	—	—	112
Issuance of common stock upon exercise of common stock warrants	—	—	58,551	—	11	—	—	—	11
Issuance of common stock under employee stock purchase plan	—	—	16,689	—	415	—	—	—	415
Issuance of common stock upon exchange of senior notes	—	—	2,357,001	2	30,831	—	—	—	30,833
Issuance of common and preferred stock upon acquisition of i-STT	1,868,667	2	1,084,686	1	31,184	—	—	—	31,187
Issuance of common stock upon acquisition of Pihana	—	—	2,416,379	2	25,515	—	—	—	25,517
Issuance/revaluation of common and preferred stock warrants	—	—	—	—	6,856	—	—	—	6,856
Deferred stock-based compensation, net of forfeitures	—	—	—	—	(1,279)	1,279	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	6,878	—	—	6,878
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(21,618)	(21,618)
Foreign currency translation gain	—	—	—	—	—	—	498	—	498
Unrealized loss on short-term investments	—	—	—	—	—	—	(16)	—	(16)

Net comprehensive loss	—	—	—	—	—	—	482	(21,618)	(21,136)

Balances as of December 31, 2002	1,868,667	2	8,448,683	8	638,065	(2,865)	617	(351,633)	284,194
Issuance of common stock upon exercise of common stock options (unaudited)	—	—	247,275	—	942	—	—	—	942
Issuance of common stock upon exercise of common stock warrants (unaudited)	—	—	533,512	1	10	—	—	—	11
Issuance of common stock under employee stock purchase plan (unaudited)	—	—	191,307	—	569	—	—	—	569
Issuance/revaluation of stock options and warrants (unaudited)	—	—	—	—	10,091	—	—	—	10,091
Deferred stock-based compensation, net of forfeitures (unaudited)	—	—	—	—	931	(931)	—	—	—
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	2,160	—	—	2,160
Comprehensive income (loss):
Net loss (unaudited)	—	—	—	—	—	—	—	(66,474)	(66,474)
Foreign currency translation gain (unaudited)	—	—	—	—	—	—	58	—	58
Unrealized depreciation on short-term investments (unaudited)	—	—	—	—	—	—	8	—	8

Net comprehensive loss (unaudited)	—	—	—	—	—	—	66	(66,474)	(66,408)

Balances as of September 30, 2003 (unaudited)	1,868,667	$2	9,420,777	$9	$650,608	$(1,636)	$683	$(418,107)	$231,559

See accompanying notes to consolidated financial statements.

S-F-5

EQUINIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Cash flows from operating activities:
Net loss.	$(66,474)	$(82,339)	$(21,618)	$(188,415)	$(119,790)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and accretion	46,212	39,499	54,082	49,645	14,816
Amortization of stock-based compensation	2,160	5,640	6,878	19,044	29,893
Amortization of intangible assets	1,562	—	—	—	—
Non-cash interest expense	7,245	3,254	4,179	4,294	5,236
Deferred rent	2,328	1,171	1,798	2,901	3,209
Allowance for doubtful accounts	164	2,338	2,329	521	608
Issuance of common stock to charity			—	—	780
Loss on disposal of fixed assets	—	11	11	—	—
Gain on debt extinguishment	—	(27,188)	(114,158)	—	—
Restructuring charges	—	28,960	28,885	48,565	—
Changes in operating assets and liabilities:
Accounts receivable	(194)	(2,150)	(2,511)	(2,505)	(5,355)
Prepaids and other current assets	4,594	2,585	4,290	2,001	(8,776)
Other assets	518	1,332	2,604	(1,657)	(354)
Accounts payable and accrued expenses	(5,741)	(3,180)	11,126	(2,742)	9,574
Accrued restructuring charges	(10,617)	(8,869)	(9,279)	(2,088)	—
Other current liabilities	(722)	1,590	2,374	161	1,441
Other liabilities	(389)	2,606	1,501	1,421	645

Net cash used in operating activities	(20,344)	(29,741)	(27,509)	(68,854)	(68,073)

Cash flows from investing activities:
Purchase of short-term investments	(3,500)	(14,662)	(14,662)	(168,411)	(114,968)
Sales and maturities of short-term investments	—	41,224	43,536	172,047	102,253
Purchases of property and equipment	(2,889)	(5,091)	(6,508)	(57,791)	(296,320)
Additions to construction in progress	—	—	—	(44,343)	(74,448)
Accrued construction costs	—	(28,708)	(28,708)	(54,693)	79,571
Purchase of restricted cash and short-term investments	(50)	(5,090)	(5,090)	(25,020)	(24,246)
Sale of restricted cash and short-term investments	2,256	5,820	3,904	25,197	26,000

Net cash used in investing activities	(4,183)	(6,507)	(7,528)	(153,014)	(302,158)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,521	537	537	1,918	254,560
Proceeds from convertible secured notes	10,000	—	30,000	—	—
Acquisition of cash from i-STT and Pihana, less acquisition costs	—	—	29,180	—	—
Proceeds from issuance of debt facilities and capital lease obligations	—	—	—	8,004	6,884
Repayment of debt facilities and capital lease obligations	(5,102)	(5,201)	(6,118)	(5,559)	(9,955)
Proceeds from credit facility	—	—	—	150,000	—
Repayment of credit facility	(990)	(5,000)	(13,490)	(45,000)	—
Repayment of senior notes and debt extinguishment costs	—	(3,611)	(21,291)	—	—
Repurchase of common stock	—	—	—	(18)	(28)
Proceeds from issuance of redeemable convertible preferred stock, net	—	—	—	—	94,353
Debt issuance costs	(458)	(425)	(1,894)	(1,546)	(5,967)

Net cash provided by (used in) financing activities	4,971	(13,700)	16,924	107,799	339,847

Effect of foreign currency exchange rates on cash and cash equivalents	63	427	498	(1,873)	1,992
Net decrease in cash and cash equivalents	(19,493)	(49,521)	(17,615)	(115,942)	(28,392)
Cash and cash equivalents at beginning of year	41,216	58,831	58,831	174,773	203,165

Cash and cash equivalents at end of year	$21,723	$9,310	$41,216	$58,831	$174,773

Supplemental disclosure of cash flow information:
Cash paid for taxes	$20	$39	$39	$18	$—

Cash paid for interest	$10,210	$18,563	$19,948	$38,103	$28,876

See accompanying notes to consolidated financial statements.

S-F-6

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Equinix, Inc. (“Equinix” or the “Company”) was incorporated as Quark Communications, Inc. in Delaware on June 22, 1998. The Company changed its name to Equinix, Inc. on October 13, 1998. Equinix designs, builds, and operates Internet Business Exchange (“IBX”) hubs where Internet businesses place their equipment and their network facilities in order to interconnect with each other to improve Internet performance. The Company’s IBX hubs and Internet exchange services enable network service providers, enterprises, content providers, managed service providers and other Internet infrastructure companies to directly connect with each other for increased performance.

Since its inception, the Company has been successful in completing several rounds of financing. During the same period, the Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. As of December 31, 2002, the Company had an accumulated deficit of $351.6 million. For the year ended December 31, 2002, the Company incurred a loss from operations of $101.7 million and negative cash flows from operations of $27.5 million.

In October 2002, the Company entered into agreements to consummate a series of related acquisition and financing transactions. These transactions closed on December 31, 2002 and, as such, the consolidated balance sheet as of that date includes the net assets acquired. Under the terms of these agreements, the Company combined its business with two similar businesses, which are predominantly based in the Asia-Pacific region, through the acquisition of i-STT Pte Ltd (“i-STT”) and Pihana Pacific, Inc. (“Pihana”) by issuing approximately 3.5 million shares of Equinix common stock and approximately 1.9 million shares of Equinix preferred stock. The Company refers to this transaction as the combination (the “Combination”) (see Note 2). In conjunction with the Combination, the Company issued to i-STT’s former parent company, STT Communications Ltd. (“STT Communications”), a $30.0 million convertible secured note in exchange for cash. The Company refers to this transaction as the financing (the “Financing”) (see Note 7).

i-STT’s operations are, and are expected to continue to be, essentially break-even from operating activities. Although Pihana’s centers are expected to operate at a loss for approximately 24 months from the closing of the Combination, Pihana contributed $33.3 million of cash at closing (approximately $21.7 million, net of working capital), which the Company believes will be sufficient cash to offset its centers’ projected loss from operations for this period. In addition, by combining Equinix’s, i-STT’s and Pihana’s businesses, the Company expects to be able to reduce the annual operating expenses of the combined company by approximately $13.0 million. This will be done through the elimination of duplicate corporate overhead costs, specifically including the closing of Pihana’s corporate headquarters, and a reduction in headcount of the combined companies of nearly 20%, primarily in the general and administrative areas. Furthermore, by using a portion of the cash raised in the transactions to reduce approximately $125.3 million of the Company’s debt, the Company has reduced its annual cash interest payments by approximately $15.8 million.

In connection with the Combination and Financing, the Company completed the Senior Note Exchange, whereby the Company amended the terms of the Indenture governing the Senior Notes and extinguished $116.8 million of Senior Notes in exchange for a combination of common stock and cash. This resulted in the recognition of a substantial gain on debt extinguishment during the fourth quarter of 2002 (see Note 5).

In addition, in connection with the Combination, Financing and the Senior Note Exchange, the Company completed a further amendment to its Credit Facility (see Note 6).

S-F-7

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, the Company had $41.2 million of cash and cash equivalents. The Company believes that this cash, together with anticipated positive cash flow from operations commencing by the end of 2003 and projected cost-savings in connection with the Combination, will be sufficient to meet the working capital, debt service and corporate overhead requirements associated with its operations for the next twelve months. Although the Company believes it has sufficient cash to reach cash flow break-even from operating, investing and financing activities, the Company will continue to look for opportunities to raise additional capital to provide the Company with greater operating flexibility.

Under the terms of the Second Amendment to the Amended and Restated Credit Facility (see Note 6), the Company must meet certain financial and non-financial covenants. While these covenants were reset consistent with the Company’s expected future performance as a combined company, if the Company does not achieve the intended growth required or the Company is unable to reduce costs to a level to comply with these covenants, the Company may be required to repay the $91.5 million currently outstanding under this facility. Since the Company does not have sufficient cash reserves to pay this if an event of default occurs, the Company may be required to renegotiate with the debt issuers for forbearance, make other financial arrangements or take other actions in order to pay down the loan. There can be no assurance that such revised covenants will be met, or that the Company will be able to obtain a forbearance or that replacement financing will be available. In addition, a default in the Second Amendment to the Amended and Restated Credit Facility will trigger cross-default provisions in the Company’s other debt facilities. If the cash flows from operations are not sufficient to support the Company’s cash requirements, cost reductions implemented as a result of this could adversely affect the business and the Company’s ability to achieve the Company’s business objectives.

Stock Split

In December 2002, the Company effected a thirty-two-for-one reverse stock split effective December 31, 2002 whereby one share of common stock was exchanged for every thirty-two shares of common stock then outstanding. All share and per share amounts in these financial statements have been retroactively adjusted to give effect to the stock split.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Equinix and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority-Owned Subsidiaries” and Emerging Issues Task Force (“EITF”) Abstract No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. As a result, all majority-owned subsidiaries are consolidated unless the Company does not have control. Evidence of such a lack of effective control includes the Company’s inability to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

As a result of the Combination (see Note 2), the Company acquired a 60% interest in i-STT Nation Limited, an IBX hub operation in Thailand. However, as a result of certain substantive participating rights granted to minority shareholders, i-STT Nation Limited is not considered a controlled subsidiary and accordingly, it is not consolidated. Accordingly, the Company accounts for i-STT Nation Limited as an equity investment using the equity method of accounting. Under the preliminary purchase price allocation, the Company attributed no value

S-F-8

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to this investment as i-STT Nation Limited is in the early stages of operations and is not able to generate positive operating cashflow for the foreseeable future. The Company is continuing to review its strategic alternatives related to i-STT Nation Limited. Subsequent to year end, the Company liquidated this investment (see Note 15).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid instruments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market mutual funds and certificates of deposit with financial institutions with maturities of between 7 and 60 days. Short-term investments generally consist of certificates of deposits with maturities of between 90 and 180 days and highly liquid debt and equity securities of corporations, municipalities and the U.S. government. Short-term investments are classified as “available-for-sale” and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders’ equity as a component of comprehensive income. The cost of securities sold is based on the specific identification method.

Restricted Cash and Short-term Investments

Restricted cash and short-term investments as of December 31, 2002, consisted of $1,981,000 deposited with an escrow agent to pay the current interest payment on the Senior Notes (see Note 5), which was paid in January 2003; $1,939,000, which was used as collateral to support the issuance of six standby letters of credit in lieu of deposits under certain lease agreements with various expiry dates through 2015; and 3,800,000 Hong Kong dollars (approximately $487,000 as translated using effective exchange rates at December 31, 2002) reserved for placement into an escrow account with a third party as required by a customer agreement in Hong Kong, whereby the customer would be able to draw upon the amount in the case of Equinix’s insolvency, as defined in the agreement (the “Hong Kong Customer Escrow Account”). As of December 31, 2002 and through the date of this filing, the Hong Kong Customer Escrow Account has not yet been funded. During the year ended December 31, 2002, the Company recorded several restructuring charges as part of its effort to exit or amend several unnecessary U.S. IBX expansion and headquarter office space leases. Part of this restructuring charge included the write-off of $250,000 for a letter of credit related to one of these U.S. leaseholds (see Note 13). In addition, part of this restructuring charge reflected the write-off of $19,010,000 for letters of credit related to the exercise of the Company’s option to elect to permanently exclude approximately 40 acres from the San Jose Ground Lease. The remaining $5,990,000 in letters of credit associated with the San Jose Ground Lease was reclassified as prepaid rent (see Note 10).

Restricted cash and short-term investments as of December 31, 2001, consisted of $28,044,000, which was used as collateral to support the issuance of ten standby letters of credit in lieu of deposits under certain domestic lease agreements, including two letters of credit, totaling $25,000,000, posted in connection with Company’s San Jose Ground Lease (see Note 10). These lease agreements have expiration terms at various dates through 2020. During the quarter ended September 30, 2001, the Company recorded a restructuring charge as part of its revised European services strategy. Part of this restructuring charge included the write-off of $8,634,000 in connection with several letters of credit related to the Company’s long-term European operating leases (see Note 13).

S-F-9

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, cash equivalents and short-term investments to the extent these exceed federal insurance limits and accounts receivable. Risks associated with cash, cash equivalents and short-term investments are mitigated by the Company’s investment policy, which limits the Company’s investing to only those marketable securities rated at least A-1 or P-1 investment grade, as determined by independent credit rating agencies.

The Company’s customer base has historically been composed primarily of businesses throughout the United States; however, on December 31, 2002, as a result of the Combination (see Note 2), the Company acquired the accounts receivable balances of i-STT and Pihana, and commencing in fiscal 2003, the Company’s revenues will include revenues from these newly-acquired Asia-Pacific operations. The Company performs ongoing credit evaluations of its customers. As of December 31, 2002, one customer, IBM, accounted for 20% of revenues and 15% of accounts receivables. As of December 31, 2001, one customer, IBM, accounted for 15% of revenues and another customer, SiteSmith, accounted for 10% of accounts receivables. As of December 31, 2000, two customers, IBM and Loudcloud (now known as Opsware), accounted for 12% and 11% of revenues and two customers, IBM and UUNET, accounted for 19% and 14% of accounts receivables. No other single customer accounted for greater than 10% of accounts receivables or revenues for the periods presented.

Property and Equipment

Property and equipment are stated at original cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally two to five years for non-IBX hub equipment and seven to ten years for IBX hub equipment. Leasehold improvements and assets acquired under capital lease are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement, which is generally ten to fifteen years for the leasehold improvements.

Construction in Progress

Construction in progress includes direct and indirect expenditures for the construction of IBX hubs and is stated at original cost. The Company has contracted out substantially all of the construction of the IBX hubs to independent contractors under construction contracts. Construction in progress includes certain costs incurred under a construction contract including project management services, site identification and evaluation services, engineering and schematic design services, design development and construction services and other construction-related fees and services. In addition, the Company has capitalized certain interest costs during the construction phase. Once an IBX hub becomes operational, these capitalized costs are transferred to property and equipment and are depreciated at the appropriate rate consistent with the estimated useful life of the underlying asset.

Included within construction in progress is the value attributed to the unearned portion of warrants issued to certain fiber carriers and our contractor totaling $1,439,000 as of December 31, 2001 (see Note 8).

Interest incurred is capitalized in accordance with SFAS No. 34, Capitalization of Interest Costs. There was no interest capitalized during the year ended December 31, 2002. Total interest cost incurred and total interest capitalized during the year ended December 31, 2001, was $45,350,000 and $1,540,000, respectively. Total interest cost incurred and total interest capitalized during the year ended December 31, 2000 was $34,102,000 and $4,991,000, respectively.

During the quarter ended March 31, 2002, the Company completed construction on its seventh and largest IBX hub, which is located in the New York metropolitan area, and placed it into service. The Company currently has no IBX hubs under construction.

S-F-10

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 provides, among other things, that goodwill should not be amortized after its initial recognition in financial statements. In addition, the standard includes provisions for testing for impairment of existing goodwill and other intangibles. As of January 1, 2002, the Company adopted SFAS No. 142 and recorded goodwill as part of the Combination, which closed on December 31, 2002 (see Note 2). In lieu of amortization, the Company is required to perform an impairment review of its goodwill balance on at least on an annual basis and upon the initial adoption of SFAS No. 142. This impairment review involves a two-step process as follows:

Step 1—The Company compares the fair value of its reporting units to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, the Company moves on to step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2—The Company performs an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. The Company then compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment charge would be recognized for the excess.

Other identifiable intangible assets, comprised of customer contracts and tradename, are carried at cost, less accumulated amortization. No amortization was recognized in fiscal 2002 as the Combination was consummated on December 31, 2002 (see Note 2). Beginning in fiscal 2003, the Company will start amortizing these other identifiable intangibles on a straight-line basis over their estimated useful lives, which are two years for customer contracts and one year for tradename.

Fair Value of Financial Instruments

The carrying value amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term obligations approximate their fair value due to either the short-term maturity or the prevailing interest rates of the related instruments. The fair value of the Company’s Senior Notes (see Note 5) is based on quoted market prices. The estimated fair value of the Senior Notes was approximately $4.6 million and $70.0 million as of December 31, 2002 and 2001, respectively. During fiscal 2002, the Company retired approximately $169.5 million of Senior Notes (see Note 5).

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which the Company adopted in fiscal 2002. SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. SFAS No. 144 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the quarter ended June 30, 2002, the Company wrote-down the value of some property and

S-F-11

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equipment, primarily leasehold improvements and some equipment, located in two unnecessary U.S. IBX expansion and headquarter office space operating leaseholds that the Company decided to exit and that do not currently provide any ongoing benefit (see Note 13).

In light of a number of factors, including the continued difficulty in the economy and the Company’s significant losses to date, an impairment assessment was undertaken of the Company’s IBX hubs as of December 31, 2002. This assessment involved an assessment of the future net cash flows generated by each IBX hub over their respectful useful lives and comparing this against the carrying value of that IBX hub. The revenue and cost assumptions used in this analysis were based on numerous factors, including the current revenue and cost performance of each IBX hub, historical growth rates, the remaining space to fill each IBX hub to full capacity relative to the market demand in each of the individual geographic markets of each IBX hub, expected inflation rates and any other available economic indicators and factors that the Company believed were relevant. This analysis showed that the total of the undiscounted future cash flows was greater than the carrying amount of the assets, and accordingly, no impairment was deemed to have occurred. Significant judgments and assumptions were required in the forecast of future operating results used in the preparation of the estimated future cash flows, including profit margins, customer growth and the timing of overall market growth and the Company’s percentage of that market. Accordingly, if future results do not match these current estimates, revised future forecasts could result in a material adverse effect on the assessment of the Company’s long-lived assets, thereby requiring the Company to write down the assets.

Prior to adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” During the quarter ended September 30, 2001, the Company wrote-down the value of its European construction in progress to its net realizable value as part of a larger restructuring charge in conjunction with a revised European services strategy (see Note 13). In December 2000, based on the uncertainty of the Company’s future business relationship with NorthPoint (see Note 8), as a result of their filing under Chapter 11 bankruptcy protection, the Company determined that the future value of the other asset attributed to the unamortized portion of the fully-vested, nonforfeitable warrant was questionable and accordingly, the remaining asset totaling approximately $700,000 was written off.

Revenue Recognition

Equinix derives its revenues from (1) recurring revenue streams, such as from the licensing of cabinet space, power and interconnection services and bandwidth and (2) non-recurring revenue streams, such as from the recognized portion of deferred installation revenues, professional services and equipment sales. Revenues from recurring revenue streams are billed monthly and recognized ratably over the term of the contract, generally one to three years. Non-recurring installation fees are deferred and recognized ratably over the term of the related contract. Professional service fees are recognized in the period in which the services were provided and represent the culmination of the earnings process. Fees for the provision of e-business services are recognized progressively as the services are rendered in accordance with the contract terms, except where the future costs cannot be estimated reliably, in which case fees are recognized upon the completion of services. The Company generally guarantees certain service levels, such as uptime, as outlined in individual customer contracts. To the extent that these service levels are not achieved, the Company reduces revenue for any credits given to the customer as a result. The Company generally has the ability to determine such service level credits prior to the associated revenue being recognized, and historically, these credits have not been significant.

Revenue is recognized as service is provided when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. It is customary business practice to obtain a signed master sales agreement and sales order prior to recognizing revenue in an arrangement. The

S-F-12

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. In addition, Equinix also maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for those customers that the Company had expected to collect the revenues. If the financial condition of Equinix’s customers were to deteriorate or if they become insolvent, resulting in an impairment of their ability to make payments, allowances for doubtful accounts may be required. Management specifically analyzes accounts receivable and analyzes current economic news and trends, historical bad debts, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of the Company’s reserves.

During the year ended December 31, 2001, the Company recognized approximately $200,000 of revenue in relation to equipment received from customers in lieu of cash. This equipment is being used in the Company’s operations and was valued based on management’s assessment of the fair value of the equipment in relation to external prices for similar equipment.

In February and March 2002, the Company entered into arrangements with numerous vendors to resell equipment and bandwidth, including two related parties (see Note 11). The Company began to offer such services in an effort to provide its customers a more fully-integrated services solution. Under the terms of the reseller agreements, the Company will sell the vendors’ services or products to its customers and the Company will contract with the vendor to provide the related services or products. The Company recognizes revenue from such arrangements on a gross basis in accordance with EITF Abstract No. 99-19, “Recording Revenue as a Principal versus Net as an Agent.” The Company acts as the principal in the transaction as the Company’s customer services agreement identifies the Company as the party responsible for the fulfillment of product/ services to the Company’s customers and has full pricing discretion. In the case of products sold under such arrangements, the Company takes title to the products and bears the inventory risk as the Company has made minimum purchase commitments to various vendors. The Company has credit risk, as it is responsible for collecting the sales price from a customer, but must pay the amount owed to its suppliers after the suppliers perform, regardless of whether the sales price is fully collected. In addition, the Company will often determine the required equipment configuration and recommend bandwidth providers from numerous potential suppliers. For the year ended December 31, 2002, the Company recognized revenue of $2.9 million from the sale of equipment and associated cost of revenue of $2.8 million. The Company had no equipment sales during fiscal 2001.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce tax assets to the amounts expected to be realized.

S-F-13

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” As permitted under SFAS No. 123, the Company uses the intrinsic value-based method of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for its employee stock-based compensation plans. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s shares and the exercise price of the option.

The Company accounts for stock-based compensation arrangements with nonemployees in accordance with the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” Accordingly, unvested options and warrants held by nonemployees are subject to revaluation at each balance sheet date based on the then current fair market value.

Unearned deferred compensation resulting from employee and nonemployee option grants is amortized on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FASB Interpretation No. 28”).

The Company provides additional pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123”. Had compensation costs been determined using the fair value method for the Company’s stock-based compensation plans including the employee stock purchase plan, net loss would have been increased by $6,007,000, $8,564,000 and $3,055,000 for the years ended December 31, 2002, 2001 and 2000, respectively, as indicated below (in thousands, except per share data):

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Net loss:
As reported	$(66,474)	$(82,339)	$(21,618)	$(188,415)	$(119,790)
Pro forma	(72,418)	(87,055)	(27,625)	(196,979)	(122,845)
Net loss per share:
As reported	$(7.52)	$(28.12)	$(7.23)	$(76.62)	$(111.23)
Pro forma	(8.19)	(29.73)	(9.24)	(80.11)	(114.06)

The Company’s fair value calculations for employee grants were made using the minimum value method prior to the IPO and the Black-Scholes option pricing model after the IPO with the following weighted average assumptions:

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	135%	135%	135%	80%	80%
Risk-free interest rate	3.75%	3.75%	3.75%	3.94%	6.14%
Expected life (in years)	3.50	3.50	3.50	3.04	2.50

S-F-14

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s fair value calculations for employee’s stock purchase rights under the Purchase Plan (see Note 8) were made using the Black-Scholes option pricing model with weighted average assumptions consistent with those used for employee grants as indicated above; however, the assumption for expected life (in years) used for the Purchase Plan was 2 years for all periods presented.

Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company’s net loss or stockholders’ equity. SFAS No. 130 requires unrealized gains or losses on the Company’s available-for-sale securities to be included in other comprehensive income (loss). Comprehensive income (loss) consists of net loss and other comprehensive income.

Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, “Earnings per Share,” and SEC Staff Accounting Bulletin (“SAB”) No. 98. Under the provisions of SFAS No. 128 and SAB No. 98 basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants and preferred stock were not included in the computation of diluted net loss per share because the effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts).

	Nine months ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Numerator:
Net loss	$(66,474)	$(82,339)	$(21,618)	$(188,415)	$(119,790)

Denominator:
Weighted average shares	8,840	2,957	3,015	2,547	1,271
Weighted average unvested shares subject to repurchase	(3)	(29)	(25)	(88)	(194)

Total weighted average shares	8,837	2,928	2,990	2,459	1,077

Net loss per share:
Basic and diluted	$(7.52)	$(28.12)	$(7.23)	$(76.62)	$(111.23)

S-F-15

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented:

	September 30,		December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Series A preferred stock	1,868,667	—	1,868,667	—	—
Series A preferred stock warrant	965,674	—	965,674	—	—
Shares reserved for conversion of convertible secured notes	5,921,275	—	2,785,205	—	—
Common stock warrants	245,882	65,831	269,586	65,831	115,851
Common stock options	3,500,481	722,625	725,821	653,160	281,756
Common stock subject to repurchase	527	13,511	24,463	88,109	194,106

Derivatives and Hedging Activities

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, at the beginning of its fiscal year 2001. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. As of December 31, 2002, the Company had not entered into any derivative or hedging activities.

Recent Accounting Pronouncements

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. SFAS 145 is effective for us for all financial statements issued in fiscal 2003; however, as allowed under the provisions of SFAS 145, the Company decided to early adopt SFAS 145 in relation to extinguishments of debt for the year ended December 31, 2002. As a result of the early adoption of SFAS 145, the gains on debt extinguishment that the Company realized in 2002 from the extinguishment of Senior Notes during the year (see Note 5) were not reported as extraordinary transactions.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force Issue No. 94-3 where a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will adopt the provisions of SFAS 146 during the first quarter of 2003. The Company does not believe that the adoption of this statement will have a material impact on its results of operations, financial position or cash flows.

S-F-16

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a guarantor to recognize a liability for obligations it has undertaken in relation to the issuance of a guarantee in addition to providing additional disclosures on such guarantees. The liability would be recorded at fair value on the date the guarantee is issued. The disclosure requirements of FIN 45 are effective for the interim and annual periods ending after December 15, 2002. The recognition and measurement provisions of FIN 45 are effective after December 31, 2002. As of December 31, 2002, the Company adopted the disclosure requirements of FIN 45 (see Note 10). The Company is currently evaluating the effects of the liability measurement provisions of FIN 45 on its financial statements commencing in fiscal 2003.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of this pronouncement on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure—an Amendment of SFAS No. 123” (“SFAS 148”). SFAS 148 encourages the adoption of the accounting provisions of SFAS 123 and requires additional disclosure, including in interim financial statements, for all companies regardless of whether or not they adopt the accounting provisions of SFAS 123. This statement is effective for the Company’s 2002 Annual Report on Form 10-K and the new interim disclosure provisions are effective for the first quarter of 2004.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently assessing the impact of the pronouncement on its consolidated financial statements.

2.    The Combination

Acquisition of i-STT

On December 31, 2002, a wholly-owned subsidiary of the Company acquired all issued and oustanding shares of i-STT from STT Communications (the “i-STT Acquisiton”). i-STT is a similar business to that of Equinix with IBX hub operations in Singapore and Thailand. The entire purchase price of $34,365,000 was comprised of (i) 1,868,667 shares of the Company’s Series A preferred stock and 1,084,686 shares of the Company’s common stock, with a total value of $31,187,000 and (ii) total cash consideration and direct transaction costs of $3,178,000.

The fair value of the Company’s stock issued was determined using the five-trading-day average price of the Company’s common stock surrounding the date the transaction was announced in October 2002. The Company determined that the fair value of the Series A preferred stock and the common stock was the same because the material rights, preferences and privileges of Series A preferred stock and the common stock are virtually identical (see Note 8).

S-F-17

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preliminary purchase price, including direct merger costs, have been allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company retained the services of an independent valuation expert to assist with the determination of the fair value of the intangible assets. The estimated fair value of the assets and liabilities assumed is summarized as follows (in thousands):

Cash and cash equivalents	$1,699
Accounts receivable	1,307
Other current assets	197
Property and equipment	10,824
Intangible asset—customer contracts	3,600
Intangible asset—tradename	300
Intangible asset—goodwill	21,081
Other assets	100

Total assets acquired	39,108
Accounts payable and accrued expenses	(4,153)
Accrued restructuring charges	(400)
Other current liabilities	(190)

Net assets acquired	$34,365

The Company accounted for the i-STT Acquisition using the purchase method. The customer contracts intangible asset will have a useful life of two years, the typical term of a customer contract, and the tradename intangible asset will have a useful life of one year, the contractual period under the Combination Agreement. Included in the net liabilities assumed, is an accrual of $400,000 representing the estimated costs to exit from an undeveloped IBX hub leasehold interest in Shanghai, China. The Company expects to exit this lease in 2003. While the Company does not expect there will be any changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would result in a change to the amount of goodwill carried on the balance sheet.

Acquisition of Pihana

On December 31, 2002, a wholly-owned subsidiary of the Company merged with and into Pihana (the “Pihana Acquisiton”). Pihana is a similar business to that of Equinix with IBX hub operations in Singapore; Tokyo, Japan; Sydney, Australia; Hong Kong, China, as well as Los Angeles and Honolulu in the U.S. The entire purchase price of $28,376,000 was comprised of (i) 2,416,379 shares of the Company’s common stock, with a total value of $25,517,000, (ii) total cash consideration and direct transaction costs of $2,683,000 and (iii) the value of Pihana shareholder warrants assumed in the Pihana Acquisition of $176,000 (the “Pihana Shareholder Warrants”). The fair market value of the Company’s stock issued was determined using the five-trading-day average price of the Company’s common stock surrounding the date the transaction was announced in October 2002. The fair value of the Pihana Shareholder Warrants, which represent the right to purchase 133,442 shares of the Company’s common stock at an exercise price of $191.81 per share, was determined using the Black-Scholes option-pricing model and the following assumptions: fair market value per share of $5.70, dividened yield of 0%, expected volatility of 135%, risk-free interest rate of 4% and a contractual life of approximately 3 years.

S-F-18

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preliminary purchase price, including direct merger costs, have been allocated to assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The estimated fair value of the assets and liabilities assumed is summarized as follows (in thousands):

Cash and cash equivalents	$33,341
Accounts receivable	754
Other current assets	1,773
Property and equipment	5,691
Restricted cash	927
Other assets	2,329

Total assets acquired	44,815
Accounts payable and accrued expenses	(3,455)
Accrued restructuring charges and transaction fees	(9,470)
Other current liabilities	(42)
Capital lease obligations	(1,536)
Other liabilities	(1,936)

Net assets acquired	$28,376

The Company accounted for the Pihana Acquisition using the purchase method. Included in the net liabilities assumed are total restructuring charges of $9,470,000, which relate primarily to the exit of the undeveloped portion of the Pihana Los Angeles IBX hub leasehold, severance related to an approximate 30% reduction in workforce, including several officers of Pihana and some transaction-related professional fees (see Note 13). A substantial portion of these costs were paid in January 2003. Prior to December 31, 2002, Pihana sold their Korean IBX hub operations, which was excluded from the Pihana Acquisition, terminated or amended several operating leaseholds and recorded a substantial impairment charge against the value of their property and equipment assumed in the Pihana Acquisition. While the Company does not expect there will be any changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would result in a change to the amount of property and equipment assumed in the Pihana Acquisition.

Preliminary Unaudited Pro Forma Consolidated Combined Results

The operating results of i-STT and Pihana included in the Company’s consolidated statements of operations and cash flows commencing on December 31, 2002 were immaterial to the consolidated results of the Company. The following preliminary unaudited pro forma financial information presents the consolidated results of the Company as if the i-STT Acquisition and Pihana Acquisition had occurred as of January 1, 2001, and includes adjustments to exclude the Korean operations not acquired in the Pihana Acquisiton. This preliminary pro forma financial information does not necessarily reflect the results of operations as they would have been if the Company had acquired these entities as of January 1, 2001. Preliminary unaudited pro forma consolidated results of operations are as follows (in thousands, except per share data):

	Nine Months Ended September 30, 2002	Years Ended December 31,
		2002	2001
Revenues	$69,545	$93,150	$75,581
Net loss	(114,666)	(69,351)	(250,029)
Basis and diluted net loss per share	(17.84)	(10.68)	(41.95)

S-F-19

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These preliminary unaudited pro forma results do not include the effects of the the Senior Note Exchange (see Note 5) or Financing (see Note 7).

3.    Balance Sheet Components

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following as of December 31 (in thousands):

	2002	2001
Money market	$41,216	$26,864
Municipal bonds	—	12,833
US government and agency obligations	—	14,397
Corporate bonds	—	4,116
Other securities	—	29,511

Total available-for-sale securities	41,216	87,721
Less amounts classified as cash and cash equivalents	(41,216)	(58,831)

Total market value of short-term investments	$—	$28,890

The original maturities of short-term investments are as follows as of December 31 (in thousands):

	2002	2001
Less than one year	$—	$25,320
Due in 1-2 years	—	3,570

Total market value of short-term investments	$—	$28,890

As of December 31, 2002 and 2001, cost approximated market value of cash, cash equivalents and short-term investments; unrealized gains and losses were zero as of December 31, 2002, a gain of $17,000 as of December 31, 2001 and a loss of $73,000 as of December 31, 2000. As of December 31, 2002 and 2001, cash equivalents included investments in other securities with various contractual maturity dates that do not exceed 90 days. Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the years ended December 31, 2002, 2001 and 2000. For the purpose of determining gross realized gains and losses, the cost of securities is based upon specific identification.

Accounts Receivable

Accounts receivable, net, consists of the following (in thousands):

	September 30, 2003	December 31,
		2002	2001
	(unaudited)
Accounts receivable	$17,433	$16,017	$12,868
Unearned revenue	(7,610)	(6,468)	(5,578)
Allowance for doubtful accounts	(440)	(397)	(381)

	$9,393	$9,152	$6,909

S-F-20

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unearned revenue consists of pre-billing for services that have not yet been provided, but which have been billed to customers ahead of time in accordance with the terms of their contract. Accordingly, the Company invoices its customers at the end of a calendar month for services to be provided the following month.

Prepaids and Other Current Assets

Prepaids and other current assets consist of the following (in thousands):

	September 30, 2003	December 31,
		2002	2001
	(unaudited)
Prepaid rent	$1,479	$4,913	$4,964
Prepaid insurance	1,267	1,507	822
Prepaid other	1,461	1,142	439
Taxes receivable	2,263	2,391	28
Other current assets	82	1,193	2,288

	$6,552	$11,146	$8,541

Property & Equipment

Property and equipment is comprised of the following (in thousands):

	September 30, 2003	December 31,
		2002	2001
	(unaudited)
Leasehold improvements	$381,395	$384,334	$285,090
IBX plant and machinery	62,099	61,761	54,194
Computer equipment and software	18,195	17,580	11,306
IBX equipment	35,263	33,677	28,704
Furniture and fixtures	1,913	2,522	2,533

	498,895	499,716	381,827
Less accumulated depreciation	(151,019)	(109,826)	(56,601)

	$347,846	$390,048	$325,226

Leasehold improvements, certain computer equipment, software and furniture and fixtures recorded under capital leases aggregated $5,779,000 at both December 31, 2002 and 2001, respectively. Amortization on the assets recorded under capital leases is included in depreciation expense.

Included within leasehold improvements is the value attributed to the earned portion of several warrants issued to certain fiber carriers and our contractor totaling $9,883,000 and $8,105,000 as of December 31, 2002 and 2001, respectively (see Note 8). Amortization of such warrants is included in depreciation expense.

The Company included $2,234,000 of equipment held for resale within other current assets on the accompanying balance sheet as of December 31, 2001. This represented the estimated net realizable value of assets purchased during the pre-construction phase of the European IBX hubs that were being held for resale and were written down as part of a larger restructuring charge in conjunction with a revised European services strategy. This equipment was sold during 2002 for total proceeds of $1,169,000, resulting in an additional loss of $1,065,000 (see Note 13).

S-F-21

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Cash and Short-term Investments

Restricted cash and short-term investments consisted of the following as of December 31 (in thousands):

	2002	2001
Certificates of deposit due within one year	$—	$47
Restricted cash in U.S. treasury notes	—	15,450
Restricted cash in money market funds	4,407	12,547

	4,407	28,044
Less current portion	(1,981)	(47)

	$2,426	$27,997

As of December 31, 2002 and 2001, cost approximated market value of restricted cash and short-term investments; unrealized gains and losses were not significant.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	September 30, 2003	December 31,
		2002	2001
	(unaudited)
Accounts payable	$4,371	$7,243	$4,638
Accrued merger and financing costs	10	4,488	—
Accrued compensation and benefits	2,442	2,548	2,934
Accrued taxes	1,579	690	1,296
Accrued utility and security	1,540	771	602
Accrued professional fees	932	1,046	565
Accrued property and equipment	431	1,304	—
Accrued rent and lease operating expenses	1,104	691	—
Accrued repairs and maintenance	553	528	60
Accrued other	1,644	1,038	1,014

	$14,606	$20,347	$11,109

S-F-22

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Debt Facilities and Capital Lease Obligations

Debt facilities and capital lease obligations consisted of the following as of December 31 (in thousands):

	2002	2001
Comdisco Master Lease Agreement and Addendum (net of unamortized discount of $31 and $221 as of December 31, 2002 and 2001, respectively)	$1,820	$3,374
Venture Leasing Loan Agreement (net of unamortized discount of $336 and $392 as of December 31, 2002 and 2001, respectively)	1,004	3,658
Heller Loan (net of unamortized discount of $9 and $15 as of December 31, 2002 and 2001, respectively)	3,233	4,183
Wells Fargo Loan	1,631	2,335
Orix Equipment Leases	1,536	—

	9,224	13,550
Less current portion	(5,591)	(7,206)

	$3,633	$6,344

Comdisco Master Lease Agreement

In May 1999, the Company entered into a Master Lease Agreement with Comdisco (the “Comdisco Master Lease Agreement”). Under the terms of the Comdisco Master Lease Agreement, the Company sold equipment to Comdisco, which it then leased back. The amount of financing to be provided was up to $1,000,000, and this amount was fully drawn down during 1999 and 2000. Repayments are made monthly over 42 months with a final balloon interest payment equal to 15% of the balance amount due at maturity. Interest accrues at 7.5% per annum. The Comdisco Master Lease Agreement has an effective interest rate of 14.6% per annum. As of December 31, 2002, $162,000 was outstanding under the Comdisco Master Lease Agreement.

The Company leases certain leasehold improvements, computer equipment and software and furniture and fixtures under capital leases under the Comdisco Master Lease Agreement. These leases were entered into as sales-leaseback transactions. The Company deferred a gain of $78,000 related to the sale-leaseback in July 1999, and a deferred loss of $19,000 related to the sale-leasebacks in fiscal 2000, which is being amortized in proportion to the amortization of the leased assets.

In connection with the Comdisco Master Lease Agreement, the Company granted Comdisco a warrant to purchase 937 shares of the Company’s common stock at $53.33 per share (the “Comdisco Master Lease Agreement Warrant”). This warrant is immediately exercisable and expires in ten years from the date of grant. The fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $96.00, dividend yield 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of 10 years, was $80,000. Such amount was recorded as a discount to the applicable capital lease obligation, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

Comdisco Master Lease Agreement Addendum

In August 1999, the Company amended the Comdisco Master Lease Agreement. Under the terms of the Comdisco Master Lease Agreement Addendum, the Company sold equipment (hard cost items) and software and tenant improvements (soft cost items) in its San Jose IBX hub to Comdisco, which it then leased back. The amount of financing available under the Comdisco Master Lease Agreement Addendum was up to $2,150,000 for

S-F-23

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hard cost items and up to $2,850,000 for soft cost items, and these amounts were fully drawn during 1999 and 2000. Amounts drawn under this addendum are collateralized by the underlying hard and soft assets of the San Jose IBX hub that were funded under the Comdisco Master Lease Agreement Addendum. Repayments are made monthly over the course of 42 months. Interest accrues at 8.5% per annum, with a final balloon interest payment equal to 15% of the original acquisition cost of the property financed. The Comdisco Master Lease Agreement Addendum has an effective interest rate of 15.3% per annum. As of December 31, 2002, $1,689,000 was outstanding under the Comdisco Master Lease Agreement Addendum.

In connection with the Comdisco Master Lease Agreement Addendum, the Company granted Comdisco a warrant to purchase 4,687 shares of the Company’s common stock at $96.00 per share (the “Comdisco Master Lease Agreement Addendum Warrant”). This warrant is immediately exercisable and expires in seven years from the date of grant or three years from the effective date of the Company’s initial public offering, whichever is shorter. The fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $153.60, dividend yield 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of seven years, was $587,000. Such amount was recorded as a discount to the applicable capital lease obligation, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

Venture Leasing Loan Agreement

In August 1999, the Company entered into a Loan Agreement with Venture Lending & Leasing II, Inc. and other lenders (“VLL” and the “Venture Leasing Loan Agreement”). The Venture Leasing Loan Agreement provided financing for equipment and tenant improvements at the Newark, New Jersey IBX hub and a secured term loan facility for general working capital purposes. The amount of financing provided was up to $10,000,000, which was allowed to be used to finance up to 85% of the projected cost of tenant improvements and equipment for the Newark IBX hub. The full $10,000,000 was fully drawn during 1999. Notes issued beared interest at a rate of 8.5% per annum and were repayable in 42 monthly installments plus a final balloon interest payment equal to 15% of the original advance amount due at maturity and are collateralized by the assets of the Newark, New Jersey IBX. The Venture Leasing Loan Agreement had an effective interest rate of 14.7% per annum.

In connection with the Venture Leasing Loan Agreement, the Company granted VLL a warrant to purchase 9,375 shares of the Company’s common stock at $96.00 per share (the “Venture Leasing Loan Agreement”). This warrant is immediately exercisable and expires on June 30, 2006. The fair value of the warrant using the Black-Scholes option pricing model with the following assumptions: deemed fair market value per share of $153.60, dividend yield 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of seven years, was $1,174,000. Such amount was recorded as a discount to the applicable debt, and is being amortized to interest expense, using the effective interest method, over the life of the agreement.

In October 2002, the Company amended the Venture Leasing Loan Agreement to secure certain short-term cash deferment benefits (the “VLL Loan Amendment”). Under the original terms of the Venture Leasing Loan Agreement, the Company borrowed $10,000,000 which was repayable over 42 months at 8.5% per annum plus a 15% balloon interest payment calculated on the original advance amount. Under the terms of the VLL Loan Amendment, the Company extended the maturity of the loan by 24 months. Commencing January 1, 2003, the Company will re-amortize the remaining principal balance and related balloon interest payment over the amended 27-month period ending March 1, 2005. The VLL Loan Amendment has an effective interest rate of approximately 14.7% per annum. As of December 31, 2002, $1,340,000 was outstanding under the VLL Loan Amendment.

S-F-24

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the VLL Loan Amendment, the Company granted VLL warrants to purchase 32,187 shares of the Company’s common stock at $0.32 per share (the “VLL Loan Amendment Warrants”) and repriced the original remaining VLL Warrants, issued in August 1999, to have an exercise price of $0.32 versus the original $96.00 per share (the “Amended and Restated Original VLL Warrants”). Both the VLL Loan Amendment Warrants and the Amended and Restated Original VLL Warrants are immediately exercisable and the VLL Loan Amendment Warrants expire on October 11, 2007 and the Amended and Restated Original VLL Warrants expire on the original expiration date of June 30, 2006. The fair value of the VLL Loan Amendment Warrants using the Black-Scholes option-pricing model was approximately $220,000 with the following assumptions: fair market value per share of $7.04, dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.0% and a contractual life of five years. Such amount was recorded as a discount to the applicable debt based upon the guidance of APB Opinion No. 14 and will be amortized to interest expense, using the effective interest method, over the remaining life of the VLL Loan Amendment. Following the modification of the Amended and Restated Original VLL Warrants, an additional charge of approximately $45,000 was recorded as an additional debt discount representing the difference between the fair value of the modified option determined in accordance with the provisions of SFAS No. 123 and the value of the old warrants immediately before its terms were modified.

Heller Loan

In June 2001, the Company obtained a $5,000,000 loan from Heller Financial Leasing, Inc. (the “Heller Loan”), which was fully drawn down at that time. Repayments on the Heller Loan were made over 36 months and interest accrued at 13.0% per annum. The Heller Loan is secured by certain equipment located in the New York metropolitan area IBX hub.

In connection with the Heller Loan, the Company granted Heller Financial Leasing, Inc. a warrant to purchase 1,171 shares of the Company’s common stock at $128.00 per share (the “Heller Warrant”). This warrant is immediately exercisable and expires in five years from the date of grant. The fair value of the warrant using the Black-Scholes option pricing model was $18,000 with the following assumptions: fair market value per share of $36.16, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5% and a contractual life of 5 years. Such amount was recorded as a discount to the applicable loan amount, and is being amortized to interest expense using the effective interest method, over the life of the loan.

In August 2002, the Company amended the Heller Loan to secure certain short-term cash deferment benefits (the “Heller Loan Amendment”). Under the original terms of the Heller Loan, the Company borrowed $5,000,000 which was repayable over 36 months at 13% per annum. Under the terms of the Heller Loan Amendment, the Company extended the maturity of the loan by nine months. Commencing September 2002, the Company began to benefit from the reduction in monthly payments over the following 14 months thereby deferring approximately $1,200,000 of principal payments. Commencing November 2003, the deferred principal payments began to be repaid over the remaining 17 months of the loan ending March 2005. The Heller Loan Amendment has an effective interest rate of approximately 16.5% per annum. As of December 31, 2002, $3,242,000 was outstanding under the Heller Loan Amendment.

The costs related to the issuance of the Heller Loan were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Heller Loan. Debt issuance costs, net of amortization, are $167,000 as of December 31, 2002.

S-F-25

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wells Fargo Loan

In March 2001, the Company obtained a $3,004,000 loan from Wells Fargo Equipment Finance, Inc. (“Wells Fargo” and the “Wells Fargo Loan”), and this amount was fully drawn down at that time. Repayments on the Wells Fargo Loan are made over 36 months and interest accrues at 13.15% per annum. The Wells Fargo Loan is secured by certain equipment located in the New York metropolitan area IBX hub. The Wells Fargo Loan required the Company to maintain a minimum cash balance at all times. As of June 30, 2002, the Company was not in compliance with this requirement. The Company did not obtain a waiver for this requirement and the bank rejected a discounted settlement offer. Wells Fargo filed a lawsuit against the Company seeking to force the Company to obtain a letter of credit in the full amount of the outstanding balance of the Wells Fargo Loan. As a result, the Company has reflected the full amount outstanding under this facility totaling $1,631,000 as a current obligation on the accompanying balance sheet as of December 31, 2002. In January 2003, the Company entered into a settlement agreement with Wells Fargo and repaid the full amount outstanding, plus accrued and unpaid interest, in February 2003 (see Note 14).

The costs related to the issuance of the Wells Fargo Loan were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Wells Fargo Loan. Debt issuance costs, net of amortization, are $58,000 as of December 31, 2002. This remaining balance was written-off to interest expense in February 2003 in conjunction with the settlement.

Orix Equipment Leases

In December 2002, as a result of the Pihana Acquisition (see Note 2), the Company acquired multiple capital leases in multiple currencies for various newly acquired subsidiaries of the Company in the U.S. and Asia-Pacific covered under a Master Lease Agreement with Sun Microsystems, Inc., which was subsequently assigned to Orix USA Corporation (the “Orix Equipment Leases”). The original amount financed under these capital leases was approximately $3,503,000 (as translated using effective exchange rates at December 31, 2002). These capital lease arrangements bear interest at an average rate of 6.4% per annum and are repayable over 30 months. As of December 31, 2002, $1,536,000 was outstanding under the Orix Equipment Leases (as translated using effective exchange rates at December 31, 2002).

Maturities

Combined aggregate maturities for debt facilities and future minimum capital lease obligations as of December 31, 2002 are as follows (in thousands):

	Debt facilities	Capital lease obligations	Total
2003	$2,887	$2,965	$5,852
2004	2,597	422	3,019
2005	729	—	729

	6,213	3,387	9,600
Less amount representing unamortized discount	(345)	(31)	(376)

	5,868	3,356	9,224
Less current portion	(2,657)	(2,934)	(5,591)

	$3,211	$422	$3,633

S-F-26

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Senior Notes

On December 1, 1999, the Company issued 200,000 units, each consisting of a $1,000 principal amount 13% Senior Note due 2007 (the “Senior Notes”) and one warrant to purchase .527578 shares (for an aggregate of 105,515 shares) of common stock for $0.2144 per share (the “Senior Note Warrants”), for aggregate net proceeds of $193,400,000, net of offering expenses. Of the $200,000,000 gross proceeds, $16,207,000 was allocated to additional paid-in capital for the deemed fair value of the Senior Note Warrants and recorded as a discount to the Senior Notes. The discount on the Senior Notes is being amortized to interest expense, using the effective interest method, over the life of the debt. The Senior Notes have an effective interest rate of 14.1% per annum. The fair value attributed to the Senior Note Warrants was consistent with the Company’s treatment of its other common stock transactions prior to the issuance of the Senior Notes. The fair value was based on recent equity transactions by the Company.

Interest is payable semi-annually, in arrears, on June 1 and December 1 of each year. The notes are unsecured, senior obligations of the Company and are effectively subordinated to all existing and future indebtedness of the Company, whether or not secured.

The Senior Notes are governed by the Indenture dated December 1, 1999, between the Company, as issuer, and State Street Bank and Trust Company of California, N.A., as trustee (the “Indenture”). Subject to certain exceptions, the Indenture restricts, among other things, the Company’s ability to incur additional indebtedness and the use of proceeds therefrom, pay dividends, incur certain liens to secure indebtedness or engage in merger transactions.

During the first half of 2002, the Company retired $52,751,000 of Senior Notes plus forgiveness of $785,000 of accrued and unpaid interest thereon in exchange for 499,565 shares of the Company’s common stock, valued at $18,351,000 based on the actual exchange dates of the Senior Notes and $2,511,000 of cash. The Company wrote-off a proportionate amount of unamortized debt issuance costs and debt discount associated with these Senior Notes totaling $1,293,000 and $3,093,000, respectively. The Company incurred debt extinguishment costs totaling approximately $1,100,000 in connection with the retirement of these Senior Notes and recognized a gain on these transactions of $27,188,000.

In December 2002, the Company, in connection with, and as a condition to closing the Combination (see Note 2) and Financing (see Note 7), initiated an exchange offer to substantially reduce the amount of Senior Notes then outstanding in order to improve the Company’s existing capital structure and reduce the amount of outstanding debt of the Company (the “Senior Note Exchange”). The Senior Note Exchange was contingent on both the Combination and Financing closing, all of which were subject to stockholder vote. The Combination, Financing and Senior Note Exchange closed on December 31, 2002, and the Company retired an additional $116,774,000 of Senior Notes plus forgiveness of $8,855,000 of accrued and unpaid interest thereon in exchange for 1,857,436 shares of the Company’s common stock, valued at $12,482,000 based on the actual exchange date of the Senior Notes and $15,181,000 of cash. The Company wrote-off a proportionate amount of unamortized debt issuance costs and debt discount associated with these Senior Notes totaling $2,492,000 and $6,004,000, respectively. The Company incurred debt extinguishment costs totaling approximately $2,500,000 in connection with the retirement of these Senior Notes and recognized a gain on these transactions of $86,970,000. In conjunction with the Combination, Financing and Senior Note Exchange, the Company amended the Indenture in order to allow the Combination and Financing to occur.

As of December 31, 2002, the Company had a total of $30,475,000 Senior Notes remaining outstanding, which are presented net of remaining discount as $28,908,000 on the accompanying balance sheet.

S-F-27

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The costs related to the issuance of the Senior Notes were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Senior Notes. Debt issuance costs, net of amortization and write-offs associated with debt retirement, are $650,000 as of December 31, 2002.

6.    Credit Facility

On December 20, 2000, the Company and a newly created, wholly-owned subsidiary of the Company, entered into a $150,000,000 Credit Facility (the “Credit Facility”) with a syndicate of lenders. The Credit Facility consisted of the following:

•	Term loan facility in the amount of $50,000,000. The outstanding term loan amount was required to be paid in quarterly installments beginning in March 2003 and ending in December 2005. The Company drew this down in January 2001.

•	Delayed draw term loan facility in the amount of $75,000,000. The Company was required to borrow the entire facility on or before December 20, 2001. The outstanding delayed draw term loan amount was required to be paid in quarterly installments beginning in March 2003 and ending in December 2005. The Company drew this down in March 2001.

•	Revolving credit facility in an amount up to $25,000,000. The outstanding revolving credit facility was required to be paid in full on or before December 15, 2005. The Company drew this down in June 2001.

The Credit Facility had a number of covenants, which included achieving certain minimum revenue targets and limiting cumulative EBITDA losses and maximum capital spending limits among others. As of September 30, 2001, the Company was not in compliance with one of these covenants. However, the syndicate of lenders provided a forbearance and, in October 2001, the Company successfully completed the renegotiation of the Credit Facility and amended certain of the financial covenants to reflect the prevailing economic environment as part of the Amended and Restated Credit Facility (the “Amended and Restated Credit Facility”). As required under this amendment, the Company repaid $50,000,000 of the $150,000,000 Credit Facility outstanding as of September 30, 2001, of which $25,000,000 represented a permanent reduction. As such, the Amended and Restated Credit Facility provides a total of $125,000,000 of debt financing and consists of the following:

•	Term loan facility, redesignated as tranche A, in the amount of $100,000,000, which represents the remaining $100,000,000 outstanding after repayment of the $50,000,000 in October 2001.

•	Term loan facility, redesignated as tranche B, in the amount of $25,000,000, of which $5,000,000 was immediately drawn with the remaining $20,000,000 available for future draw. The remaining $20,000,000 is only available for drawdown commencing September 30, 2002 and only if the Company remains in full compliance with all covenants as outlined in the Amended and Restated Credit Facility, and meets an additional EBITDA test. The ability to draw on the remaining $20,000,000 expires on December 31, 2002.

As of June 30, 2002, the Company was not in compliance with certain provisions, including the revenue covenant, of the Amended and Restated Credit Facility. As a result, in August 2002, the Company further amended the Amended and Restated Credit Facility (the “First Amendment to the Amended and Restated Credit Facility”). The most significant terms and conditions of the First Amendment to the Amended and Restated Credit Facility were as follows:

•	The Company was granted a full waiver for the covenants that were not in compliance as of June 30, 2002. In addition, the amendment reset the minimum revenue and cash balance and maximum EBITDA loss covenants through September 30, 2002.

S-F-28

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The Company agreed to repay $5,000,000 of the then outstanding balance of $105,000,000 as of June 30, 2002, which was designated as a tranche B term loan. This amount was repaid in August 2002. In addition, the remaining $20,000,000 available for borrowing under the Amended and Restated Credit Facility, also designated as a tranche B term loan, was permanently eliminated. As a result, the First Amendment to the Amended and Restated Credit Facility reduced the credit facility to a $100,000,000 credit facility, which was designated a tranche A term loan, and which remained fully outstanding as of September 30, 2002.

•	The Company must convert at least $100,000,000 of Senior Notes into common stock or convertible debt on or before November 8, 2002. As of September 30, 2002, a total of $147,249,000 of Senior Note principal remained outstanding.

In November 2002, the lenders agreed to waive certain conditions of the First Amendment to the Amended and Restated Credit Facility (the “November 2002 Waiver”). The most significant terms and conditions of the November 2002 Waiver were as follows:

•	The Company was granted a waiver to reset the minimum revenue and maximum EBITDA loss covenants through December 31, 2002 and the minimum cash balance covenant through March 31, 2003.

•	The Company was granted a waiver, subject to certain conditions, of an event of default created by a minimum cash covenant default and a payment default, if any, in existence pursuant to the Wells Fargo Loan (see Note 4).

•	The Company was granted a waiver of the covenant requiring the Company to convert $100,000,000 of Senior Notes by November 8, 2002.

•	The Company was granted a waiver, subject to certain conditions, of a default or an event of default created by a failure by the Company to make the interest payment due on the Senior Notes in December 2002.

The November 2002 Waiver expired upon the earlier of the closing of the Second Amendment to the Amended and Restated Credit Facility, the termination of the Combination, or December 31, 2002, provided that if the sole reason the Combination has not closed by that date is as a result of pending regulatory and related approvals, the date may be extended for up to three successive 30-day periods, but such date shall not be extended past March 31, 2003.

On December 31, 2002, the Company closed the Combination (see Note 2), Financing (see Note 7) and Senior Note Exchange (see Note 5), and in conjunction, the Company further amended the First Amendment to the Amended and Restated Credit Facility (the “Second Amendment to the Amended and Restated Credit Facility”). The most significant terms and conditions of the Second Amendment to the Amended and Restated Credit Facility are as follows:

•	The Company was granted a full waiver of previous covenant breaches and was granted consent to use cash in connection with the Senior Note Exchange (see Note 5);

•	future revenue and EBITDA covenants were eliminated and the remaining minimum cash balance and maximum capital expenditure covenants and other ratios were reset consistent with the expected future performance of the combined company for the remaining term of the loan;

•	the Company permanently repaid $8,490,000 of the then currently outstanding $100,000,000 balance, bringing the total amount owed under this facility to $91,510,000 as of December 31, 2002; and

•	the amortization schedule for the remaining amount owed under this facility was amended such that the minimum amortization due in 2003-2004 was significantly reduced.

S-F-29

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans under the Second Amendment to the Amended and Restated Credit Facility bear interest at floating rates, plus applicable margins, based on either the prime rate or LIBOR. Interest rates on the First Amendment to the Amended and Restated Credit Facility were increased by 0.50% and the frequency of interest payments had been amended to monthly from quarterly, and such modifications remain in effect under the terms of the Second Amendment to the Amended and Restated Credit Facility. As of December 31, 2002, the Company’s total indebtedness under the Second Amendment to the Amended and Restated Credit Facility was $91,510,000 and had an effective interest rate of 6.21%.

Repayment of principal under the Second Amendment to the Amended and Restated Credit Facility is summarized as follows as of December 31, 2002 (in thousands):

Year ending:
2003	$1,981
2004	6,981
2005	82,548

Total	$91,510

Borrowings under the Second Amendment to the Amended and Restated Credit Facility are collateralized by a first priority lien against substantially all of the Company’s assets.

The costs related to the issuance of the Credit Facility were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Credit Facility. As a result of amending and restating the Credit Facility in both 2001 and 2002, the Company incurred additional fees of approximately $1,519,000 and $1,300,000, respectively, which have been added to debt issuance costs and are being amortized to interest expense using the effective interest method over the remaining life of the Second Amendment to the Amended and Restated Credit Facility. Total debt issuance costs, net of amortization, were $5,757, 000 and $5,940,000 as of December 31, 2002 and December 31, 2001, respectively.

7.    The Financing

In conjunction with the Combination (see Note 2), STT Communications made a $30,000,000 strategic investment in the Company (the “Financing”) in the form of a convertible secured note (the “Convertible Secured Note”), convertible into shares of preferred stock, with a detachable warrant for the further issuance of 965,674 shares of preferred stock (the “Convertible Secured Note Warrant”). The Convertible Secured Note bears non-cash interest at a rate of 14% per annum, payable semi-annually in arrears on May 1 and November 1, and is due November 2007. Interest on the Convertible Secured Note will be payable in kind in the form of additional convertible secured notes having a principal amount equal to the amount of interest then due having terms which are identical to the terms of the Convertible Secured Note (the “PIK Notes”).

The Convertible Secured Note Warrant was valued at $4,646,000 and is reflected as a discount to the Convertible Secured Note on the accompanying consolidated balance sheet as of December 31, 2002. The fair value of the Convertible Secured Note Warrant was calculated under the provisions of APB 14 and determined using the Black-Scholes option-pricing model under the following assumptions: contractual life of five years, risk-free interest rate of 4%, expected volatility of 135% and no expected dividend yield. The Company has considered the guidance in EITF Abstract No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and has determined that the Convertible Secured Note does not contain a beneficial conversion feature as the fair value of the Company’s common stock on the date of issuance, was less than the stock conversion ratio outlined in the agreement. The allocated value to

S-F-30

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Convertible Secured Note Warrant of $4,646,000 will be amortized using the effective interest rate method to interest expense over the five-year term of the Convertible Secured Note.

The Convertible Secured Note is secured by (i) a first priority security interest in i-STT’s assets and Pihana’s Singapore assets and by a pledge of the stock of i-STT’s subsidiaries and (ii) by a second priority security interest in all of the collateral securing the Company’s obligations under the Credit Facility, as amended. The Convertible Secured Note is guaranteed by all of the Company’s existing subsidiaries and by all of the Company’s future domestic subsidiaries.

The Convertible Secured Note, the Convertible Secured Note Warrant and any outstanding PIK Notes can be converted into shares of the Company’s Series A or Series A-1 preferred stock at a price of $10.7712 per underlying share at any time at the option of STT Communications (the “Conversion Price”). The Conversion Price will be adjusted to mitigate or prevent dilution if fundamental changes occur to the Company’s common stock, dividends are declared, or the Company issues, or contracts to issue, shares of the Company’s common stock at a price per share below the Conversion Price. Through December 31, 2005, the Company may convert 95% of the Convertible Secured Note and after December 31, 2005, the Company may convert 100% of the Convertible Secured Note, if:

•	the closing price of the Company’s common stock exceeds $37.6992 for thirty consecutive trading days;

•	the average daily trading volume of the Company’s common stock during that thirty day trading window exceeds 17,188; and

•	the Company has caused a registration statement to become effective under the Securities Act which provides for the resale by the noteholders of the shares of the Company’s common stock issued or issuable upon conversion.

The Company must offer to purchase the Convertible Secured Note and any outstanding PIK Notes together with any accrued and unpaid interest if the Company experiences a change of control, as defined. In addition, in connection with the Financing, the Company issued a warrant to STT Communications, which will become exercisable if the Company does experience a change of control (the “Change in Control Warrant”). The Change of Control Warrant, which has an exercise price of $0.01 per share and a contractual life of five years, is contingently exercisable for shares of the Company’s common stock with a total current market value of up to 20% of:

•	the $30,000,000 principal amount of the Convertible Secured Note, plus

•	the principal amount of any issued and outstanding PIK Notes, minus

•	the principal amount of any portion of the Convertible Secured Note which has been converted into shares of the Company’s capital stock or repaid in cash, plus

•	accrued and unpaid interest on any then outstanding portion of the Convertible Secured Note.

Furthermore, the Company, in order to provide a mechanism to allow STT Communications to ensure the Company’s compliance with covenants under the Second Amendment to the Amended and Restated Credit Facility (see Note 6), issued two additional warrants to STT Communications in conjunction with the Financing. These two additional warrants, comprised of the Series A Cash Trigger Warrant and the Series B Cash Trigger Warrant (collectively, the “Cash Trigger Warrants”), are contingently exercisable if the Company (i) does not have sufficient funds to pay, and fails to pay when due, any principal, interest, fee or other amount due under the Second Amendment to the Amended and Restated Credit Facility, or (ii) breaches the Company’s obligations to maintain certain minimum cash balances under the terms of the Second Amendment to the Amended and Restated Credit Facility. The Cash Trigger Warrants, which will have a contractual life for as long as the

S-F-31

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company has any remaining amounts due under the Second Amendment to the Amended and Restated Credit Facility, will have an exercise price and be exercisable for shares of the Company’s common stock valued at up to $30,000,000 as follows:

•	The Series A Cash Trigger Warrant will have a value of $10,000,000, with an exercise price per share which is the lesser of (i) $9.792 or (ii) 90% of the then current market value of shares of the Company’s common stock. The $9.792 exercise price of the Series A Cash Trigger Warrant will be adjusted to mitigate or prevent dilution if fundamental changes occur to the Company’s common stock, dividends are declared, or the Company issues, or contracts to issue, shares of the Company’s common stock at a price per share below $9.792.

•	The Series B Cash Trigger Warrant will have a value of $20,000,000, with an exercise price per share equal to 90% of the then current market value of shares of the Company’s common stock.

The holder of the Cash Trigger Warrants, STT Communications, has no obligation to exercise such warrants. If the Cash Trigger Warrants are exercised based on the inability to pay any principal, interest or fees due under the Second Amendment to the Amended and Restated Credit Facility, the Cash Trigger Warrants will be exercisable for not less than $5,000,000 and not more than $5,000,000 plus the amount of the missed payment. If the Cash Trigger Warrants are exercised on the inability of Company to maintain certain minimum cash balances under the terms of the Second Amendment to the Amended and Restated Credit Facility, the Cash Trigger Warrants will be exercisable for not less than $5,000,000 and not more than $5,000,000 plus any shortfall in the Company’s minimum cash balance requirement.

The Company applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and concluded that neither a commitment date, or a measurement date, had occurred when the Financing was closed as of December 31, 2002 in relation to the Change in Control Warrant and the Cash Trigger Warrants. As a result, the Change in Control Warrant and the Cash Trigger Warrants have been treated, and will continue to be treated, as unissued for accounting purposes until such time as the events that trigger the right to the issuance of shares of the Company’s stock as outlined in these warrants have occurred, if ever.

The costs related to the Financing were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Convertible Secured Note. Debt issuance costs, net of amortization, are $617,000 as of December 31, 2002.

8.    Redeemable Convertible Preferred Stock and Stockholders’ Equity

In May 2000, the Company amended and restated its Certificate of Incorporation to change the authorized share capital to 80,000,000 shares of common stock and 43,000,000 shares of redeemable convertible preferred stock, of which 20,000,000 has been designated as Series A, 16,000,000 has been designated as Series B and 7,000,000 has been designated as Series C.

In August 2000, the Company amended and restated its Certificate of Incorporation to change the authorized share capital to 300,000,000 shares of common stock and 10,000,000 shares of preferred stock.

In December 2002, the Company amended and restated its Certificate of Incorporation to change the authorized share capital to 300,000,000 shares of common stock and 100,000,000 shares of preferred stock, of which 25,000,000 has been designated Series A, 25,000,000 has been designated as Series A-1 and 50,000,000 is undesignated.

S-F-32

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redeemable Convertible Preferred Stock

Between May and June 2000, the Company completed its Series C redeemable convertible preferred stock financing. The Company issued 195,661 shares of Series C redeemable convertible preferred stock, at a price of $482.56 per share.

All 1,271,877 shares of Series A, Series B and Series C redeemable convertible preferred stock were converted to shares of common stock on a one-for-one basis upon the closing of the Company’s initial public offering (“IPO”) in August 2000. All outstanding warrants to purchase preferred stock are now exercisable for common stock.

Preferred Stock

On December 31, 2002, as a result of the i-STT Acquisition (see Note 2), the Company issued 1,868,667 shares of Series A preferred stock to STT Communications. As of December 31, 2002, this preferred stock had a total liquidation value of $18,298,000.

The rights, preferences and privileges of the Series A and Series A-1 preferred stock are as follows:

Voting Rights.    Holders of Series A preferred stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted. Except as otherwise provided by the Delaware General Corporation Law, Series A-1 preferred stock shall have no voting rights. Until the earlier of either December 31, 2004 or the date on which less than 100 shares of the Company’s Series A preferred stock remain outstanding, the holders of shares of Series A preferred stock will be entitled to elect a number of directors at any election of directors, as follows:

•	three directors for so long as the holders of Series A preferred stock collectively beneficially own at least 30% of the Company’s outstanding voting stock;

•	two directors for so long as the holders of Series A preferred stock collectively beneficially own at least 15% of the Company’s outstanding voting stock;

•	one director for so long as the holders of Series A preferred stock collectively beneficially own at least 100 shares of the Company’s outstanding voting stock; and

•	no directors at such time as the holders of Series A preferred stock collectively beneficially own less than 100 of the Company’s outstanding voting stock.

Dividend Rights.    Holders of Series A preferred stock and Series A-1 preferred stock are entitled to receive an amount equal to any dividend paid on the Company’s common stock as may be declared from time to time by the Company’s board of directors.

Liquidation Rights.    In the event of the Company’s liquidation, dissolution or winding up, the Company’s assets available for distribution to stockholders will be distributed to holders of common stock, Series A preferred stock and Series A-1 preferred stock on a pro rata basis, based on the number of shares of common stock held by each assuming full conversion of Series A preferred stock and Series A-1 preferred stock, until holders of Series A preferred stock and Series A-1 preferred stock have received $9.792 per share of Series A preferred stock and Series A-1 preferred stock, plus the amount of any declared but unpaid dividends for each share of Series A preferred stock and Series A-1 preferred stock. Thereafter, any remaining available assets for distribution to stockholders will be distributed among the holders of the Company’s common stock pro rata based on the number of shares of common stock held by each.

S-F-33

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption Rights.    Beginning after December 31, 2009, the Company may at any time it may lawfully do so, at the option of the Company’s board of directors, redeem some or all of the Series A preferred stock or Series A-1 preferred stock, on a pro rata basis, at a price in cash per share equal to the number of shares of the Company’s common stock into which such share may then be converted multiplied by the average closing sale price of the Company’s common stock on The Nasdaq National Market (or any trading system on which the Company’s common stock may then trade) over the 30 consecutive trading day period ending five trading days prior to the date of redemption. There are no sinking fund provisions applicable to the Company’s Series A preferred stock or Series A-1 preferred stock.

Conversion and Other Rights.    The Company’s Series A preferred stock is convertible at any time into shares of common stock on a one-for-one basis. The Company’s Series A-1 preferred stock is convertible into Series A preferred stock or shares of common stock on a one-for-one basis as long as (i) the conversion of the Series A-1 preferred stock will not cause STT Communications to hold more than 40% of outstanding voting stock and (ii) the value of all outstanding voting stock held by STT Communications will not exceed $50.0 million or any threshold that would require compliance with the HSR Antitrust Improvements Act of 1976, as amended (the “HSR Act”), unless STT Communications has previously complied with the HSR Act. Notwithstanding these limitations, and except for limitations imposed by the HSR Act, the Company’s Series A-1 preferred stock is convertible into Series A preferred stock or common stock in the following circumstances:

•	STT Communications makes a fully financed tender offer for all of the Company’s outstanding stock and at least 50% of the outstanding shares not held by STT Communications are tendered;

•	the Company commences bankruptcy or reorganization proceedings;

•	a third party obtains a 15% interest in the Company;

•	the Company agrees to sell a 15% or greater interest in the Company to a third party;

•	the Company sells all or substantially all of its assets, or enters into an agreement to sell all or substantially all of its assets;

•	a third party commences a bona fide, fully financed tender offer;

•	STT Communications’ nominees are not elected to our board of directors despite STT Communications voting in favor of such nominees;

•	the Company breaches certain material agreements with STT Communications contained in the Financing or Combination agreements (see Notes 2 and 7);

•	STT Communications’ interest in the Company falls below 10%; or

•	the Cash Trigger Warrants are exercised (see Note 7).

In addition, the Company may force all but 100 shares of the Company’s Series A preferred stock and all shares of Series A-1 preferred stock (subject to the conversion restrictions described above) to convert into shares of the Company’s common stock after the Company reports four consecutive quarters of net income.

The Company’s Series A and Series A-1 preferred stock have no preemptive or other subscription rights.

Common Stock

On August 11, 2000 the Company completed an IPO of 625,000 shares of its common stock. On September 7, 2000 the underwriters exercised their option to purchase 84,399 shares to cover the over-allotment of shares.

S-F-34

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s founders purchased 189,375 shares of common stock. Approximately 170,437 shares were subject to restricted stock purchase agreements whereby the Company had the right to repurchase the stock upon voluntary or involuntary termination of the founder’s employment with the Company at $0.00033 per share. The Company’s repurchase right lapsed at a rate of 25% per year. In May 2000, the Board of Directors agreed to waive the repurchase right with respect to one of the founder’s unvested shares. As of December 31, 2002 and 2001, zero and 10,652 shares were subject to repurchase at a price of $0.00033 per share, respectively.

Upon the exercise of certain unvested stock options, the Company issued to employees common stock which is subject to repurchase by the Company at the original exercise price of the stock option. This right lapses over the vesting period. As of December 31, 2002 and 2001, there were 6,986 and 33,548 shares, respectively, subject to repurchase.

As of December 31, 2002, the Company has reserved the following shares of authorized but unissued shares of common stock for future issuance:

Conversion of convertible secured note	2,785,205
Conversion of issued and outstanding preferred stock	1,868,667
Conversion of preferred stock warrant	965,674
Common stock warrants	302,792
Common stock options	5,478,659
Common stock purchase plan	35,634

11,436,631

Stock Purchase Plan

In May 2000, the Company adopted the Employee Stock Purchase Plan (the “Purchase Plan”) under which 31,250 shares were reserved for issuance thereafter. On each January 1, the number of shares in reserve will automatically increase by 2% of the total number of shares of common stock outstanding at that time, or, if less, by 600,000 shares. The Purchase Plan permits purchases of common stock via payroll deductions. The maximum payroll deduction is 15% of the employee’s cash compensation. Purchases of the common stock will occur on February 1 and August 1 of each year. The price of each share purchased will be 85% of the lower of:

•	The fair market value per share of common stock on the date immediately before the first day of the applicable offering period (which lasts 24 months); or

•	The fair market value per share of common stock on the purchase date.

The value of the shares purchased in any calendar year may not exceed $25,000.

As of December 31, 2002, 33,116 shares had been issued under the Purchase Plan during fiscal 2002 and 2001 at a weighted-average purchase price of $57.31 per share. There were no purchases under the Purchase Plan during fiscal 2000.

Stock Option Plans

In September 1998, the Company adopted the 1998 Stock Plan. In May 2000, the Company adopted the 2000 Equity Incentive Plan and 2000 Director Stock Option Plan; and in September 2001, the Company adopted the 2001 Supplemental Stock Plan (collectively, the “Plans”) under which nonstatutory stock options and restricted stock may be granted to employees, outside directors, consultants, and incentive stock options may be

S-F-35

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

granted to employees. Accordingly, the Company reserved a total of 5,708,326 shares of the Company’s common stock for issuance upon the grant of restricted stock or exercise of options granted in accordance with the Plans. On each January 1, commencing with the year 2001, the number of shares in reserve will automatically increase by 6% of the total number of shares of common stock that are outstanding at that time or, if less, by 6,000,000 shares for the 2000 Equity Incentive Plan and by 50,000 shares for the 2000 Director Stock Option Plan. Options granted under the Plans generally expire 10 years following the date of grant and are subject to limitations on transfer. The Plans are administered by the Board of Directors.

The Plans provide for the granting of incentive stock options at not less than 100% of the fair market value of the underlying stock at the grant date. Nonstatutory options may be granted at not less than 85% of the fair market value of the underlying stock at the date of grant.

Option grants under the Plans are subject to various vesting provisions, all of which are contingent upon the continuous service of the optionee and may not impose vesting criterion more restrictive than 20% per year. Stock options may be exercised at anytime subsequent to grant. Stock obtained through exercise of unvested options is subject to repurchase at the original purchase price. The Company’s repurchase right decreases as the shares vest under the original option terms.

Options granted to stockholders who own greater than 10% of the outstanding stock must have vesting periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant as determined by the Board of Directors.

A summary of the Plans is as follows:

	Shares available for grant	Number of shares	Weighted-average exercise price per share
Balances, December 31, 1999	479,598	81,755	$21.67
Additional shares authorized	1,642,609	—	—
Options granted	(258,885)	258,885	176.61
Options exercised	—	(44,442)	55.71
Options forfeited	14,442	(14,442)	168.50
Shares repurchased	(10,824)	—	2.90

Balances, December 31, 2000	1,888,588	281,756	150.99
Additional shares authorized	2,394,356	—	—
Options granted	(497,700)	497,700	44.20
Options exercised	—	(15,534)	28.03
Options forfeited	110,762	(110,762)	138.31
Shares repurchased	7,807	—	2.28

Balances, December 31, 2001	3,903,813	653,160	74.26
Additional shares authorized	934,651	—	—
Options granted	(147,244)	147,244	26.75
Options exercised	—	(12,965)	8.67
Options forfeited	61,618	(61,618)	77.66

Balances, December 31, 2002	4,752,838	725,821	65.51

S-F-36

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Outstanding			Exercisable
Range of exercise prices	Number of shares	Weighted-average remaining contractual life	Weighted-average exercise price	Number of shares	Weighted-average exercise price
$ 0.03 to $ 8.64	21,923	7.84	$4.26	11,265	$2.13
$ 10.24 to $ 15.68	205,289	8.76	12.18	124,789	12.17
$ 16.96 to $ 24.96	45,625	9.18	22.17	2,174	20.94
$ 27.84 to $ 56.00	206,126	8.59	34.68	57,952	37.60
$ 61.76 to $ 93.00	13,202	8.23	80.99	5,143	83.48
$100.80 to $160.00	186,071	7.60	132.73	110,782	134.26
$176.00 to $384.00	47,585	7.58	231.65	28,346	232.62

	725,821	8.32	65.51	340,451	75.38

The weighted-average remaining contractual life of options outstanding at December 31, 2002 and December 31, 2001 was 8.32 years and 9.09 years, respectively.

Stock-Based Compensation

Employees

The Company uses the intrinsic-value method prescribed in APB No. 25 in accounting for its stock-based compensation arrangements with employees. Stock-based compensation expense is recognized for employee stock option grants in those instances in which the deemed fair value of the underlying common stock was subsequently determined to be greater than the exercise price of the stock options at the date of grant. The Company recorded a reduction of $1,161,000 of deferred stock-based compensation due to forfeitures of pre-IPO stock options for the year ended December 31, 2002. The Company recorded a reduction of $8,119,000 of deferred stock-based compensation due to forfeitures of pre-IPO stock options for the year ended December 31, 2001. The Company recorded deferred stock-based compensation, net of forfeitures, related to employees of $53,206,000 for the year ended December 31, 2000. A total of $6,859,000, $18,993,000 and $28,796,000 has been amortized to stock-based compensation expense for the years ended December 31, 2002, 2001 and 2000, respectively, on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28. The weighted average estimated fair value of employee stock options granted at exercise prices below market price at grant during 2000 was $276.48.

Non-Employees

The Company uses the fair value method to value options granted to non-employees. In connection with its grant of options to non-employees, the Company has recognized a reduction in deferred stock-based compensation of $118,000 for the year ended December 31, 2002 and $164,000 for the year ended December 31, 2001 due to a reduction in the fair value of the Company’s stock during this period, and an increase in deferred stock-based compensation of $1,332,000 for the year ended December 31, 2000. A total of $19,000, $51,000 and $1,097,000 has been amortized to stock-based compensation expense for the years ended December 31, 2002, 2001, and 2000, respectively. There were no non-employee stock option grants during 2002. The weighted average estimated fair value of non-employee stock options granted at exercise prices below market price at grant during 2001 and 2000 was $37.44 and $10.88 per share, respectively.

S-F-37

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s calculations for non-employee grants were made using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	135%	80%	80%
Risk-free interest rate	4.00%	5.14%	5.99%
Expected life (in years)	10.00	10.00	10.00

Warrants

In August 1999, the Company entered into a strategic agreement with NorthPoint Communications, Inc. (“NorthPoint”). Under the terms of the strategic agreement, NorthPoint has agreed to use certain of the Company’s domestic IBX hubs and install their operational nodes in such centers. In exchange, the Company granted NorthPoint a warrant to purchase 10,567 shares of the Company’s common stock at $17.07 per share (the “NorthPoint Warrant”). The NorthPoint Warrant was earned upon execution of the strategic agreement, as NorthPoint’s performance commitment was complete. The NorthPoint Warrant was immediately exercisable and expired five years from the date of grant. The NorthPoint Warrant was valued at $1,508,000 using the Black-Scholes option-pricing model, which was capitalized on the accompanying consolidated balance sheet in other assets as a customer acquisition cost and was being amortized over the term of the agreement as a reduction of revenues recognized. The following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $153.60, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.0% and a contractual life of 5 years. In December 2000, based on the uncertainty of the Company’s future business relationship with NorthPoint, as a result of their filing under Chapter 11 bankruptcy protection, the Company determined that the future value of the other asset attributed to the unamortized portion of the fully-vested, nonforfeitable warrant was questionable and accordingly, the remaining asset totaling approximately $700,000 was written off.

In November 1999, the Company entered into a definitive agreement with WorldCom, whereby WorldCom agreed to install high-bandwidth local connectivity services to the Company’s first seven IBX hubs by a pre determined date in exchange for a warrant to purchase 21,094 shares of common stock of the Company at $21.33 per share (the “WorldCom Warrant”). The WorldCom Warrant was immediately exercisable and expires five years from the date of grant. As of December 31, 1999, a total of 18,750 shares were subject to repurchase at the original exercise price if WorldCom’s performance commitments were not completed. The WorldCom Warrant was initially valued at $2,969,000 using the Black-Scholes option-pricing model and was recorded to construction in progress. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with the WorldCom Warrant subject to repurchase were revalued at each balance sheet date to reflect their current fair value until WorldCom’s performance commitment was completed. Any resulting increase in fair value of the warrant was recorded to construction in progress. In addition, the following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $153.60, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.5% and a contractual life of 5 years. In June 2000, the agreement with Worldcom was amended (see below).

In November 1999, the Company entered into a master agreement with Bechtel Corporation, or Bechtel, whereby Bechtel agreed to act as the exclusive contractor under a Master Agreement to provide program management, site identification and evaluation, engineering and construction services to build approximately 29 IBX hubs over a four year period under mutually agreed upon guaranteed completion dates. As part of the agreement, the Company granted Bechtel a warrant to purchase 11,016 shares of the Company’s common stock at $32.00 per share (the “Bechtel Warrant”). The Bechtel Warrant was immediately exercisable and expires five

S-F-38

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years from date of grant. The Bechtel Warrant was initially valued at $1,497,000 using the Black-Scholes option-pricing model and was recorded to construction in progress. Under EITF 96-18, the underlying shares of common stock associated with the Bechtel Warrant subject to repurchase were revalued at each balance sheet date to reflect their current fair value until Bechtel’s performance commitment is complete. Any resulting increase in fair value of the warrants was recorded to construction in progress. In addition, the following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $153.60, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 5.5% and a contractual life of 5 years. In January 2000, the Bechtel Warrant was exercised. As of December 31, 2002 and 2001, a total of zero and 6,220 shares were subject to repurchase at the original exercise price, until Bechtel’s performance obligations were completed.

In January 2000, the Company entered into an operating lease agreement for its new corporate headquarters facility in Mountain View, California. In connection with the lease agreement, the Company granted the lessor a warrant to purchase up to 1,034 shares of the Company’s common stock at $192.00 per share (the “Headquarter Warrant”). The warrant expires 10 years from the date of grant. The warrant was valued at $186,000 using the Black-Scholes option pricing model and will be recorded as additional rent expense over the life of the lease. The following assumptions were used in determining the fair value of the warrant: deemed fair value per share of $209.60, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.0% and a contractual life of 10 years.

In April 2000, the Company entered into a definitive agreement with a fiber carrier whereby the fiber carrier agreed to install high-bandwidth local connectivity services to a number of the Company’s IBX hubs in exchange for colocation space and related benefits in such IBX hubs. In connection with this agreement, the Company granted the fiber carrier a warrant to purchase up to 16,875 shares of the Company’s common stock at $128.00 per share (the “Fiber Warrant”). The warrant was immediately exercisable and expires five years from date of grant. A total of 4,375 shares were immediately vested and the remaining 12,500 shares are subject to repurchase at the original exercise price if certain performance commitments are not completed by a pre-determined date. The fiber carrier is not obligated to install high-bandwidth local connectivity services and, apart from forfeiting the relevant number of shares and colocation space, will not be penalized for not installing. The warrant was initially valued at $5,372,000 using the Black-Scholes option-pricing model and had been recorded initially to construction in progress until installation was completed. The following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $378.24, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.56% and a contractual life of 5 years. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with these warrants subject to repurchase are revalued at each balance sheet date to reflect their current fair value until the performance commitment is complete. As of December 31, 2002, a total of 1,562 shares remain unearned. As the Company has no plans to construct any additional IBX hubs in the foreseeable future, the value of these unearned shares totaling $5,000 is reflected in other assets on the accompanying balance sheet as of December 31, 2002.

In June 2000, the Company entered into a memorandum of understanding with COLT Telecommunications (“Colt”) whereby Colt agreed to install high-bandwidth local connectivity services to a number of the Company’s European IBX hubs in exchange for colocation space and related benefits in such IBX hubs. In connection with this agreement, the Company granted Colt a warrant to purchase up to 7,813 shares of the Company’s common stock at $170.67 per share (the “Colt Warrant”). The warrant was immediately exercisable and expires five years from the date of grant. The shares are subject to repurchase at the original exercise price if certain performance commitments are not completed by a pre-determined date. Colt is not obligated to install high-bandwidth local connectivity services and, apart from forfeiting the relevant number of shares and colocation space, will not be penalized for not installing. The warrant was initially valued at $2,795,000 using the Black-Scholes option-pricing model and was initially recorded to construction in progress. The following assumptions were used in

S-F-39

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determining the fair value of the warrants: deemed fair market value per share of $434.56, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.23% and a contractual life of 5 years. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with this warrant subject to repurchase are revalued at each balance sheet date to reflect their current fair value until the performance commitment is complete. As of December 31, 2002, the Colt Warrant remains unearned as a result of the Company’s revised European services strategy (see Note 13). As a result, the value of these unearned shares totaling $25,000 is now reflected in other assets on the accompanying balance sheet as of December 31, 2002.

In June 2000, the Company entered into a strategic agreement with WorldCom and UUNET, an affiliate of WorldCom (the “UUNET Strategic Agreement”), which amends, supersedes and restates the definitive agreement entered into with WorldCom in November 1999 and the related WorldCom Warrant. Under the UUNET Strategic Agreement, WorldCom agreed to install high-bandwidth local connectivity services and UUNET agreed to provide high-speed data entrance facilities to a number of the Company’s IBX hubs in exchange for colocation services and related benefits in such IBX hubs. In connection with this strategic agreement, the Company granted WorldCom Venture Fund a warrant (the “WorldCom Venture Fund Warrant”) to purchase up to 20,313 shares of Company’s common stock at $170.67 per share and all but 1,172 of the shares under the earlier WorldCom Warrant were immediately vested under the UUNET Strategic Agreement. As of January 31, 2002, all shares under the earlier Worldcom Warrant have been fully earned. The WorldCom Venture Fund Warrant was immediately exercisable and expires five years from the date of grant. The warrant is subject to repurchase at the original exercise price if certain performance commitments are not completed by a pre-determined date. WorldCom and UUNET are not obligated to install high-bandwidth local connectivity services and provide high-speed data entrance facilities, respectively, and, apart from forfeiting the relevant number of shares and colocation space, will not be penalized for not performing. The warrant was initially valued at $7,255,000 using the Black-Scholes option-pricing model and has been recorded initially to construction in progress until installation is complete. The following assumptions were used in determining the fair value of the warrant: deemed fair market value per share of $434.56, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.23% and a contractual life of 5 years. Under the applicable guidelines in EITF 96-18, the underlying shares of common stock associated with this warrant subject to repurchase are revalued at each balance sheet date to reflect their current fair value until the performance commitment is complete. Any resulting increase in fair value of the warrant will ultimately be recorded as a leasehold improvement once construction is completed.

In September 2001, the Company amended and restated the Worldcom Venture Fund Warrant, issued in June 2000, and reduced the total number of shares available to purchase to 9,219 shares of the Company’s common stock at $170.56 per share, which had been previously earned. In return for providing services to the New York metropolitan area IBX hub, the Company issued two new warrants to the Worldcom Venture Fund. The first new warrant was to purchase 11,094 shares of the Company’s common stock at $0.01 per share, of which 4,688 shares were immediately vested and exercisable (the “Second Worldcom Venture Fund Warrant”). The second new warrant was to purchase 7,656 shares of the Company’s common stock at $0.01 per share (the “Third Worldcom Venture Fund Warrant”). All Worldcom Venture Fund warrants expire five years from the date of grant. The Company has accounted for these warrants in accordance with the guidance in EITF 96-18 and EITF Abstracts Topic D-90. The unearned portion of the Second Worldcom Venture Fund Warrant and the Third Worldcom Venture Fund Warrant will be fully earned and exercisable at such time as Worldcom provides services, as defined in the warrant agreements, to the New York metropolitan area IBX hub. The unearned portion of the Second Worldcom Venture Fund Warrant and the Third Worldcom Venture Fund Warrant are subject to a reduction in shares if there are Worldcom-caused delays in providing Worldcom service by the opening date of the New York metropolitan area IBX hub. Consistent with the guidance of EITF 96-18 and EITF Abstracts Topic D-90, these warrants have been treated as unissued for accounting purposes until the future services are received from the fiber carrier. The earned portion of the Second Worldcom Venture Fund Warrant,

S-F-40

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

however, was valued in September 2001 at $56,000 using the Black-Scholes option-pricing model and has been recorded initially to construction in progress until installation is complete. The following assumptions were used in determining the fair value of the earned portion of this warrant: fair market value per share of $12.16, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 6.00% and a contractual life of 5 years.

In January 2002, Worldcom completed their installation of fiber in the Company’s New York metropolitan area IBX hub, and the Company valued the unearned portion of the Second Worldcom Venture Fund Warrant and the Third Worldcom Venture Fund Warrant, representing 6,406 and 7,656 shares of the Company’s common stock, respectively. The Second Worldcom Venture Fund Warrant and the Third Worldcom Venture Fund Warrant were valued at $1,040,000 using the Black-Scholes option-pricing model and have been recorded to property and equipment as a leasehold improvement. The following assumptions were used in determining the fair value of these warrants: fair market value per share of $2.32, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 4.00% and a contractual life of five years.

In addition, the Company has issued several warrants in connection with its debt facilities and capital lease obligations (see Note 4), the Senior Notes (see Note 5), two European lease terminations (see Note 10) and the Pihana Acquisition (see Note 2). In March 2001, holders of the NorthPoint Warrant, the Comdisco Loan and Security Agreement Warrant, the Comdisco Master Lease Agreement Warrant and the Comdisco Master Lease Agreement Addendum Warrant exercised such warrants pursuant to the cashless “net-exercise” provisions thereof. Upon such exercises, such warrant holders received an aggregate of 32,799 shares of the Company’s common stock. In addition, certain holders of Senior Note Warrants exercised their warrants during 2002, 2001 and 2000 resulting in 21,662, 40,096, and 10,552 shares of the Company’s common stock being issued, respectively. A total of 33,206 shares underlying these Senior Note Warrants remain outstanding as of December 31, 2002.

The Company has the following common stock warrants outstanding as of December 31, 2002:

	Underlying shares outstanding	Exercise price
Common stock warrants:
Amended and Restated Original VLL Warrants	8,438	$0.32
VLL Loan Amendment Warrants	32,188	0.32
Senior Note Warrants	33,206	0.21
WorldCom Warrant	21,094	21.33
Headquarter Warrant	1,034	192.00
Fiber Warrant	16,875	128.00
Colt Warrant	7,813	170.67
Worldcom Venture Fund Warrant	9,219	170.56
Second Worldcom Venture Fund Warrant	11,094	0.32
Third Worldcom Venture Fund Warrant	7,656	0.32
Heller Warrant	1,172	128.00
UK Warrant	18,750	0.32
Pihana Shareholder Warrants	133,442	191.81
Other warrant	625	0.32
Other warrant	186	160.00

	302,792

S-F-41

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the above common stock warrants outstanding as of December 31, 2002, the Company also has several additional warrants issued in connection with the Financing, which are comprised of the Convertible Secured Note Warrant, the Change in Control Warrant and the Cash Trigger Warrants (see Note 7).

9.    Income Taxes

No provision for federal income taxes was recorded from inception through December 31, 2002 as the Company incurred net operating losses during the period.

State tax expense is included in general and administrative expenses and aggregated less than $40,000 for each of the years in the three year period ended December 31, 2002.

Based on the available objective evidence, the Company believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2002.

Deferred tax assets (liabilities) as of December 31 consists of the following (in thousands):

	2002	2001
Deferred tax assets:
Depreciation and amortization	$(4,246)	$(2,767)
Reserves	24,505	4,840
Credits	211	120
Capitalized start-up costs	317	5,206
Net operating losses	86,475	74,577
Restructuring charges	11,847	3,023

	119,109	84,998

Deferred tax liability	—	—

	—	—

Gross deferred tax asset	119,109	84,998
Valuation allowance	(119,109)	(84,998)

Net deferred tax asset	$—	$—

As of December 31, 2002, the Company has a net operating loss carryforward of approximately $232.7 million for federal and approximately $126.2 million for state tax purposes. If not utilized, these carryforwards will begin to expire beginning in 2010 for federal and 2003 for state tax purposes.

The Company has research credit carryforwards of approximately $156,000 and $83,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2010. The California credit can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

S-F-42

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Commitments and Contingencies

San Jose Ground Lease

In May 2000, the Company entered into a purchase agreement regarding approximately 80 acres of real property in San Jose, California. In June 2000, before closing on this property, the Company assigned its interest in the purchase agreement to a buyer and on the same date, this buyer purchased the property and entered into a 20-year lease with the Company for the property (the “San Jose Ground Lease”). Under the terms of the San Jose Ground Lease, the Company has the option to extend the lease for an additional 60 years, for a total lease term of 80 years. In addition, the Company has the option to purchase the property from the buyer on certain designated dates in the future. In September 2001, the Company amended the San Jose Ground Lease (the “First San Jose Ground Lease Amendment”). Previously, the Company posted a letter of credit in the amount of $10,000,000 and was required to increase the letter of credit by $25,000,000 to an aggregate of $35,000,000 if the Company did not meet certain development and financing milestones. Pursuant to the terms of the First San Jose Ground Lease Amendment, the aggregate obligation was reduced by $10,000,000 to $25,000,000 provided the Company agreed to post an additional letter of credit totaling $15,000,000 prior to September 30, 2001. In addition, the operating lease commitments, for the 12-month period ending September 2002, were reduced by $3,000,000 provided the Company prepaid a full year of lease payments. The benefit of this reduction was amortized to rent expense over the full term of the lease. The additional letter of credit was funded prior to September 30, 2001 and the rent pre-payment was funded subsequent to September 30, 2001. These letter of credit security deposits were to be reduced on a pro rata basis based on the status of construction activity on this property.

In May 2002, the Company further amended the San Jose Ground Lease to provide the Company the option to reduce its obligation under this lease arrangement by up to approximately one-half (the “Second San Jose Ground Lease Amendment”). Pursuant to the terms of the Second San Jose Ground Lease Amendment, for a one-time fee of $5,000,000, which was recorded as a restructuring charge (see Note 13), the Company had a one-year option, effective July 1, 2002, to elect to exclude from this lease anywhere from 20 to 40 acres of the unimproved real property. In September 2002, the Company exercised the option it had purchased in May 2002 and reduced its obligation under the San Jose Ground Lease by approximately one-half and entered into a further amendment of the San Jose Ground Lease (the “Third San Jose Ground Lease Amendment”), which became effective upon the closing of the Combination (see Note 2) and Financing (see Note 7). Pursuant to the terms of the Third San Jose Ground Lease Amendment, in connection with the exercise of the $5,000,000 option, the landlord was permitted to unconditionally draw down on the $25,000,000 in letters of credit. A portion of these letters of credit, totaling approximately $5,990,000, was recorded as prepaid rent expense representing fair value of the lease costs for the 15-month period from October 1, 2002 to December 31, 2003. The prepaid rent represents the total payments that would have otherwise been paid during this period for the remaining one-half of the lease. The Company plans to amortize this prepaid rent expense ratably over the 15-month period. The remaining balance, approximately $19,010,000, was written off and recorded as a restructuring charge as the Company was unable to recognize any future economic benefit attributed to the remaining balance of the letters of credit (see Note 13).

The Company is currently working with the city of San Jose and county of Santa Clara to prepare this land for future development should additional financing become available for this project. As a result, the Company will be assessed increased property taxes on the remaining approximately 40 acres related to the improvement of this land commencing in 2004.

Operating Lease Terminations and Amendments

In February 2002, the Company entered into a termination agreement for its operating leasehold in Amsterdam, The Netherlands (the “Termination Agreement”). As stipulated in the Termination Agreement, the

S-F-43

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company will surrender two previously-posted letters of credit totaling approximately $4,814,000, which the Company had already fully written-off in conjunction with the restructuring charge that the Company recorded during the third quarter of 2001 (see Note 13). The first letter of credit was surrendered in March 2002 and the second letter of credit was surrendered in August 2002. The costs associated with terminating this leasehold were consistent with those that the Company estimated during the third quarter of 2001.

In February 2002, the Company entered into an agreement to surrender for its operating leasehold in London, England that was declared effective in March 2002 (the “Agreement to Surrender”). As stipulated in the Agreement to Surrender, the Company surrendered a previously-posted letter of credit totaling approximately $822,000, which the Company had already fully written-off in conjunction with the restructuring charge that the Company recorded during the third quarter of 2001 (see Note 13) and issued a warrant to purchase 18,750 shares of the Company’s common stock at $0.32 per share to the Company’s landlord (the “UK Warrant”). The UK Warrant was valued at $702,000 using the Black-Scholes option-pricing model and has been recorded as an offset to accrued restructuring charges (see Note 13). The following assumptions were used in determining the fair value of the earned portion of this warrant: fair market value per share of $37.76, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 4.00% and a contractual life of one year. The costs associated with terminating this leasehold were consistent with those that the Company estimated during the third quarter of 2001.

In April 2002, the Company entered into an agreement to exit its operating leasehold in Frankfurt, Germany (the “Lease Exit Agreement”). As stipulated in the Lease Exit Agreement, the Company surrendered a previously-posted letter of credit totaling approximately $1,076,000, which the Company had already fully written-off in conjunction with the restructuring charge that the Company recorded during the third quarter of 2001 (see Note 13). As also stipulated in the Lease Exit Agreement, the Company additionally agreed to (1) pay rent through May 2002, (2) pay cash settlement fees totaling approximately $1,845,000 and (3) issued a warrant to purchase 35,938 shares of the Company’s common stock at $0.32 per share to the Company’s landlord in Frankfurt (the “Frankfurt Warrant”). The Frankfurt Warrant was valued at $725,000 using the Black-Scholes option-pricing model and has been recorded as an offset to accrued restructuring charges. The following assumptions were used in determining the fair value of the earned portion of this warrant: fair market value per share of $20.48, dividend yield of 0%, expected volatility of 80%, risk-free interest rate of 4.00% and a contractual life of one year. In May 2002, this warrant was exercised with cash.

In July 2002, the Company finalized its agreement to exit one of its excess U.S. operating leaseholds in Mountain View, California, adjacent to the Company’s headquarters (the “Excess Headquarter Lease Termination”). As stipulated in the Excess Headquarter Lease Termination, the Company agreed to pay rent through July 2002 and to waive any rights to any remaining personal property on the premises beyond a specified date. During the quarter ended June 30, 2002, the Company wrote-off all property and equipment located in this excess office space, primarily leasehold improvements and some furniture and fixtures, totaling $1,552,000. This was included in the restructuring charges recorded during 2002 (see Note 13).

In October 2002, the Company amended the lease for its headquarters in Mountain View, California (the “First Amendment to HQ Lease”). Pursuant to the First Amendment to HQ Lease, the Company was granted the option to terminate the leasehold in exchange for a termination fee of $924,000. The Company paid this fee and exercised this option in October 2002. Provided the Company complies with the terms of the First Amendment to HQ Lease, including the timely payment of its lease obligations for six months, the Company will be permitted to terminate the lease without further penalty and will be entitled to a discharge fee equal to $924,000 at the time the premises are vacated. In March 2003, the Company terminated this lease and moved into new headquarter facilities in Foster City, California (see Note 14).

S-F-44

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2002, the Company amended its lease for its Secaucus IBX hub (the “Second Amendment to the Secaucus IBX Lease”). Pursuant to the terms of the Second Amendment to the Secaucus IBX Lease, commencing October 1, 2002 and expiring March 31, 2004, a portion of the base rent otherwise due for the period will be deferred under January 2005. Commencing January 1, 2005, the portion of the base rent deferred, plus interest calculated thereon, will be repaid to the Secaucus landlord in 36 equal payments ending December 1, 2007.

Operating Lease Commitments

The Company leases its IBX hubs and certain equipment under noncancelable operating lease agreements expiring through 2020. The centers’ lease agreements typically provide for base rental rates that increase at defined intervals during the term of the lease. In addition, the Company has negotiated rent expense abatement periods to better match the phased build-out of its centers. The Company accounts for such abatements and increasing base rentals using the straight-line method over the life of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent.

Minimum future operating lease payments as of December 31, 2002 are summarized as follows (in thousands):

Year ending:
2003	$20,913
2004	23,075
2005	26,134
2006	27,189
2007	28,050
Thereafter	206,840

Total	$332,201

Total rent expense was approximately $25,193,000, $27,150,000 and $16,157,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Deferred rent included in other liabilities was $13,420,000 and $9,691,000 as of December 31, 2002 and 2001, respectively.

Legal Actions

During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against the Company, certain of its officers and directors, and several investment banks that were underwriters of the Company’s initial public offering. The suits allege that the underwriter defendants agreed to allocate stock in the Company’s initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for the Company’s initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. The Company and its officers and directors intend to defend the action vigorously. The Company believes that more than one hundred other companies have been named in nearly identical lawsuits that have been filed by some of the same plaintiffs’ law firms. The Company believes it has adequate legal defenses and believes that the ultimate outcome of these actions will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows, although there can be no assurance as to the outcome of such litigation. Furthermore, no range of loss can be estimated at this time.

S-F-45

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Wells Fargo Loan (see Note 4), the Company was required to maintain a minimum cash balance at all times. As of June 30, 2002, the Company was not in compliance with this requirement. Wells Fargo filed a lawsuit against the company seeking to force the Company to obtain a letter of credit in the full amount of the outstanding balance of the Wells Fargo loan. In February 2003, as part of a settlement agreement with Wells Fargo, the Company made a payment to Wells Fargo of approximately $1.7 million in full satisfaction of all amounts owed to Wells Fargo under this loan agreement. As part of the same agreement, the lawsuit has been dismissed and the loan agreement has been terminated (see Note 14).

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities, such as certain legal disputes and proceedings and fluctuating property tax assessments. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position, results of operations or cash flows of the Company.

Employment Agreements

The Company has agreed to indemnify an officer of the Company for any claims brought by his former employer under an employment and non-compete agreement the officer had with this employer.

In August 2002, the Company entered into severance agreements with certain of its executive officers. Under the terms of the agreements, the officers are entitled to one year’s salary, bonus and certain healthcare benefits in the event of an involuntary termination for reasons other than cause.

Employee Benefit Plan

The Company has a 401(k) Plan that allows eligible employees to contribute up to 15% of their compensation, limited to $11,000 in 2002. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) Plan, no contributions have ever been made as of December 31, 2002.

Guarantor Arrangements

In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of fiscal 2003. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial statements. The following is a summary of the agreements that the Company has determined are within the scope of FIN 45.

As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these

S-F-46

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits the Company’s exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company’s insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. All of these indemnification agreements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2002.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. These indemnification agreements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2002.

The Company enters into arrangements with its business partners, whereby the business partner agrees to provide services as a subcontractor for the Company’s implementations. The Company may, at its discretion and in the ordinary course of business, subcontract the performance of any of its services. Accordingly, the Company enters into standard indemnification agreements with its customers, whereby the Company indemnifies them for other acts, such as personal property damage, of its subcontractors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that enable the Company to recover a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. These arrangements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2002.

The Company has service level commitment obligations to certain of its customers. As a result, service interruptions or significant equipment damage in the Company’s IBX hubs, whether or not within our control, could result in service level commitments to these customers. The Company’s liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet the Company’s service level commitment obligations, particularly in the early stage of the Company’s development, could reduce the confidence of the Company’s customers and could consequently impair the Company’s ability to obtain and retain customers, which would adversely affect both the Company’s ability to generate revenues and the Company’s operating results. Historically, these service level credits have not been significant. These arrangements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no significant liabilities for these agreements as of December 31, 2002.

Under the terms of the Combination Agreement (see Note 2), the Company is contractually obligated to use commercially reasonable efforts to ensure that at all times from and after the closing of the Combination, until such time as neither STT Communications nor its affiliates hold the Company’s capital stock or debt securities (or the capital stock received upon conversion of the debt securities) received by STT Communications in connection with the Combination, that none of the Company’s capital stock issued to STT Communications is

S-F-47

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

constituted as “United States real property interests” within the meaning of Section 897(c) of the Internal Revenue Code of 1986. Under Section 897(c) of the Code, the Company’s capital stock issued to STT Communications would generally constitute “United States real property interests” at such point in time that the fair market value of the “United States real property interests” owned by the Company equals or exceeds 50% of the sum of the aggregate fair market values of (a) the Company’s “United States real property interests,” (b) the Company’s interests in real property located outside the U.S., and (c) any other assets held by the Company which are used or held for use in the Company’s trade or business. The Company refers to this provision in the Combination Agreement as the FIRPTA covenant. Pursuant to the FIRPTA covenant, the Company may be forced to take commercially reasonable proactive steps to ensure the Company’s compliance with the FIRPTA covenant, including, but not limited to, (a) a sale-leaseback transaction with respect to all real property interests, or (b) the formation of a holding company organized under the laws of the Republic of Singapore which would issue shares of its capital stock in exchange for all of the Company’s outstanding stock (this reorganization would require the submission of that transaction to the Company’s stockholders for their approval and the consummation of that exchange). Currently, the Company is in compliance with the FIRPTA covenant. This arrangement was grandfathered under the provisions of FIN 45 as it was in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded related to non-compliance with the FIRPTA covenant as of December 31, 2002.

Under the terms of the Combination Agreement (see Note 2), the Company is contractually obligated to use the Company’s reasonable best efforts to obtain the release of STT Communications from a bank guarantee associated with i-STT’s unconsolidated Thailand joint venture. Such efforts may include i-STT assuming such guarantee if it is commercially reasonable to do so. Currently, the Company has not assumed such guarantee and accordingly, no liability has been recorded for this potential liability as of December 31, 2002. This guarantee is for a Thai baht 260,000,000 bank loan (approximately $6,032,000 as translated using effective exchange rates at December 31, 2002), of which Thai baht 54,900,000 is currently outstanding as of December 31, 2002 (approximately $1,274,000 as translated using effective exchange rates at December 31, 2002) (the “Thai Bank Loan”). This arrangement was grandfathered under the provisions of FIN 45 as it was in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded related to this matter as of December 31, 2002.

When as part of an acquisition the Company acquires all of the stock or all of the assets and liabilities of a company, we assume the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments the Company could be required to make for such obligations is undeterminable at this time. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these liabilities as of December 31, 2002.

11.    Related Party Transactions

Officer Loans

Through December 31, 2000, the Company advanced an aggregate of $1,150,000 to three officers of the Company. During 2001, the Company advanced an additional $2,412,000 to two officers of the Company, including a loan to the Company’s chief executive officer totaling $1,512,000. All such officer loans were evidenced by promissory notes. The proceeds of these loans were used to fund the purchase of personal residences. The loans were due at various dates through 2006, but were subject to certain events of acceleration and were secured by a second deed of trust on the officers’ residences. The loans were non-interest bearing. In October 2001, one of these loans totaling $150,000 was repaid in full in conjunction with an officer leaving the Company.

S-F-48

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2002, the Board of Directors forgave $874,000 of the chief executive officer’s employee loan totaling $1,512,000 in exchange for the chief executive officer waiving his right to any bonuses earned and expensed in 2001. The remaining amount due under the loan of $638,000 was repaid to the Company in full in February 2002. Furthermore, the Company negotiated with two other executive officers of the Company to repay their loans in full totaling $1,000,000. In exchange, the Company agreed to pay a portion of the interest on the officer’s mortgage for their principal residence for a 24-month period. One of these loans totaling $750,000 was repaid in full in February 2002 and the second loan totaling $250,000 was repaid in full in March 2002.

In September 2002, the Company negotiated with a non-executive officer of the Company for early repayment of the last remaining officer loan totaling $900,000. A portion of the loan was forgiven to compensate the employee for related out-of-pocket costs of sale of the residence. The remaining amount, totaling $700,000, due under the loan was repaid to the Company in October 2002.

No other officer or employee loans exist as of December 31, 2002. These loans were presented in other assets on the accompanying consolidated balance sheet as of December 31, 2001.

Revenue Transactions

In February and March 2002, the Company entered into two agreements to resell equipment with related party companies. Both related party companies have executive officers that serve on the Company’s Board of Directors, and one of the related party company executive officers also serves on the board of directors of such company. In addition, one of the companies was also a 5% or greater stockholder in the Company. Revenue recognized during 2002 from such equipment reseller agreements totaled approximately $2,936,000.

For the year ended December 31, 2001, Loudcloud, Inc. (“Loudcloud”) was the Company’s second largest customer. Revenues from Loudcloud amounted to $5,105,000, which represented 8% of the Company’s total revenues for fiscal 2001. Andrew S. Rachleff, one of the Company’s directors, is a co-founder and general partner of Benchmark Capital. Benchmark Capital is a greater than 5% stockholder of Loudcloud, and Mr. Rachleff currently serves on the Board of Directors of Loudcloud. Subsequent to December 31, 2001, Loudcloud changed its name to Opsware, Inc. and sold its Equinix-related operations to Electronic Data Systems (“EDS”). As a result, Equinix now contracts its services to EDS.

12.    Segment Information

The Company and its subsidiaries are principally engaged in the design, build-out and operation of neutral IBX hubs. All revenues result from the operation of these IBX hubs. Accordingly, the Company considers itself to operate in a single segment for purposes of disclosure under SFAS No. 131. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying consolidated financial statements.

Due to the Combination (see Note 2), the Company acquired operations in Asia-Pacific effective December 31, 2002. As a result, the Company’s consolidated balance sheet as of December 31, 2002 includes certain net identifiable assets based in Asia-Pacific. In addition, commencing in fiscal 2003, the Company’s consolidated statement of operations will include revenues and operating expenses from Asia-Pacific. The Company expects that in fiscal 2003, Asia-Pacific revenues will comprise approximately 15% of the Company’s total consolidated revenues.

During the quarter ended September 30, 2001, the Company recorded a restructuring charge as part of its revised European services strategy. A total of $45,315,000 of the restructuring charge related to the write-off of

S-F-49

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain European assets to their net realizable value (see Note 13). As of December 31, 2002, all of the Company’s operations and assets were based in the United States with the exception of $9,840,000 of the Company’s net identifiable assets based in Asia-Pacific, $681,000 of the Company’s net identifiable assets based in Europe and $605,000 of the Company’s total net loss was attributable to additional restructuring and other activity in Europe for the year ended December 31, 2002. As of December 31, 2001, all of the Company’s operations and assets were based in the United States with the exception of $2,234,000 of the Company’s net identifiable assets based in Europe and $51,515,000 of the Company’s total net loss was attributable to the development and restructuring of its European operations for the year ended December 31, 2001. As of December 31, 2000, all of the Company’s operations and assets were based in the United States with the exception of $24,459,000 of the Company’s identifiable assets based in Europe and $429,000 of the Company’s total net loss was attributable to the development of its European operations.

13.    Restructuring Charges

2001 Restructuring Charge

During the quarter ended September 30, 2001, the Company revised its European services strategy through the development of new partnerships with other leading international Internet exchange partners rather than build and operate its own European IBX hubs. In addition, the Company initiated efforts to exit certain leaseholds relating to certain excess U.S. operating leases. Also, in September 2001, the Company implemented an approximate 15% reduction in workforce, primarily in headquarter positions, in an effort to reduce operating costs, which resulted in approximately $5.6 million in annual savings. As a result, the Company took a total restructuring charge of $48,565,000 primarily related to the write-down of European construction in progress assets to their net realizable value, the write-off of several European letters of credit related to various European operating leases, the accrual of estimated European and U.S. leasehold exit costs and the severance accrual related to the reduction in workforce. The remaining European assets as of December 31, 2001, totaling $2,234,000, represented assets purchased during pre-construction activities that were held for resale and sold during 2002 (see Note 3). As of December 31, 2001, the Company had successfully surrendered one of the European leases. The Company completed the exit of the remaining European leases and one of the U.S. leases during 2002 (see Note 10). The collective costs of these European exit activities, primarily the exit of the German leasehold and an additional loss incurred on the sale of the European assets held for resale, exceeded the amount estimated by management during the third quarter of 2001. As a result, the Company recorded an additional restructuring charge during the second quarter of 2002 (see 2002 Restructuring Charges below). The reduction in workforce was substantially completed during the fourth quarter of 2001.

A summary of the movement in the 2001 restructuring charge accrual for the year ended December 31, 2002 is outlined as follows (in thousands):

	Accrued restructuring charge as of December 31, 2001	Non-cash charges	Cash payments	Accrued restructuring charge as of December 31, 2002
European exit costs	$4,606	(2,492)	(2,114)	$—
U.S. lease exit costs	1,512	—	(702)	810
Workforce reduction	272	—	(272)	—

	$6,390	$(2,492)	$(3,088)	$810

S-F-50

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the 2001 restructuring charge through December 31, 2001 is outlined as follows (in thousands):

	Total 2001 restructuring charge	Non-cash charges	Cash payments	Accrued restructuring charge as of December 31, 2001
Write-down of European construction in progress	$29,260	$(29,260)	$—	$—
Write-off of European letters of credit	8,634	(8,634)	—	—
European exit costs	7,421	(2,059)	(756)	4,606
U.S. lease exit costs	2,000	—	(488)	1,512
Workforce reduction	1,250	(134)	(844)	272

	$48,565	$(40,087)	$(2,088)	$6,390

2002 Restructuring Charges

During the quarter ended June 30, 2002, the Company took a second restructuring charge to reflect the Company’s ongoing efforts to exit or amend several unnecessary U.S. IBX expansion and headquarter office space operating leaseholds and to complete the Company’s European exit activities. In addition, in May 2002, the Company implemented a reduction in workforce of less than 10%, primarily in headquarter positions, in an effort to reduce operating costs. As a result, the Company took a total restructuring charge of $9,950,000, primarily related to the Second San Jose Ground Lease option fee of $5,000,000 (see Note 10); the write-off of property and equipment, primarily leasehold improvements and some equipment, located in two unnecessary U.S. IBX expansion and headquarter office space operating leaseholds that the Company decided to exit and that do not currently provide any ongoing benefit; the write-off of two U.S. letters of credit related to one U.S. operating leasehold from which the Company has committed to exit; an accrual for the remaining estimated European exit costs and additional U.S. leasehold exit costs and the severance accrual related to the reduction in workforce. The Company continues to work on an exit plan for the excess U.S. operating leases and expects to complete the exit of the U.S. operating leases within the next twelve months. Should it take longer to negotiate the exit of the remaining U.S. leases or the lease settlement amounts exceed the amounts estimated by management, the actual U.S. lease exit costs could exceed the amount estimated and additional restructuring charges may be required. The reduction in workforce was substantially completed during the second quarter of 2002.

During the quarter ended September 30, 2002, the Company recorded an additional restructuring charge as a result of the Third San Jose Ground Lease Amendment (see Note 10). As a result, the Company released its letters of credit relating to the San Jose Ground Lease and recorded a restructuring charge of $19,010,000.

During the fourth quarter ended December 31, 2002, the Company recorded an additional restructuring charge as a result of a small reduction in workforce in headquarter positions offset by the reversal of the previous write-down of one of the letters of credit recorded in conjunction with the second quarter 2002 restructuring charge noted above. Based on further negotiation with the landlord, both parties agreed that the letter of credit will be left intact. The reduction in workforce was substantially completed in January 2003.

The reductions in workforce undertaken in the second and fourth quarters of 2002, which represented a less than 10% reduction in workforce primarily in the Company’s headquarter functions, resulted in approximately $2.8 million of annual savings.

S-F-51

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the 2002 restructuring charges through December 31, 2002 is outlined as follows (in thousands):

	Total 2002 restructuring charges	Non-cash charges	Cash payments	Accrued restructuring charge as of December 31, 2002
San Jose ground lease option fee	$5,000	$—	$(5,000)	$—
Write-off of U.S. property and equipment	2,585	(2,585)	—	—
Additional lease exit costs	1,115	—	(723)	392
Write-off of two U.S. letters of credit	750	(750)	—	—
Workforce reduction	500	—	(469)	31

Second quarter subtotal	9,950	(3,335)	(6,192)	423

Write-off of San Jose ground lease letters of credit	19,010	(19,010)	—	—

Third quarter subtotal	19,010	(19,010)	—	—

Workforce reduction	425	—	—	425
Write-up of one U.S. letter of credit	(500)	500	—	—

Fourth quarter subtotal	(75)	500	—	425

	$28,885	$(21,845)	$(6,192)	$848

Acquired Restructuring Charges

As a result of the Combination (see Note 2), the Company acquired several accruals related to restructuring activities from both i-STT and Pihana, which were commenced in 2002, but will not be completed until 2003. A summary of these acquired restructuring accruals as of December 31, 2002 is outlined as follows (in thousands):

Workforce reduction and relocation	$5,712
Lease exit and office shutdown costs	1,735
Other professional fees	2,423

$9,870

A significant portion of the above activities will be completed and paid during the first and second quarters of 2003.

14.    Subsequent Events

On January 1, 2003, pursuant to the provisions of the Company’s stock plans (see Note 8), the number of common shares in reserve automatically increased by 506,921 shares for the 2000 Equity Incentive Plan, 168,974 shares for the Employee Stock Purchase Plan and 50,000 shares for the 2000 Director Stock Option Plan.

In January 2003, the Company entered into a settlement agreement with Wells Fargo in connection with a lawsuit related to the Wells Fargo Loan (the “Wells Fargo Settlement”) (see Notes 4 and 10). In compliance with the terms of the Wells Fargo Settlement, in February 2003, the Company paid Wells Fargo $1,703,000 in full satisfaction of all amounts owed to Wells Fargo, including $1,631,000 in principal. As part of the Wells Fargo Settlement, the lawsuit has been dismissed and the Wells Fargo Loan terminated.

S-F-52

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2003, the Company entered into a new corporate headquarter lease in Foster City, California, which commenced March 2003 and ends in March 2008. In March 2003, the Company terminated its Mountain View, California, corporate headquarter lease (see Note 10) and moved its corporate headquarters to the new office facility in Foster City.

In March 2003, the Board of Directors granted options to all employees as part of an annual grant to all employees, including all officers of the Company, to purchase 2,663,600 shares of common stock at a weighted average exercise price of $3.25 per share under the Plans (see Note 8).

15.    Subsequent Events (unaudited)

Asset Retirement Costs

In June 2001, the FASB approved SFAS No. 143. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized and included as part of the carrying value of the long-lived asset and amortized over the useful life of the asset. Subsequent to the initial measurement, the Company is accreting the liability in relation to the asset retirement obligation over time and the accretion expense is being recorded as a cost of revenue. SFAS No. 143 was effective for the Company beginning on January 1, 2003 and the adoption of SFAS No. 143 did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted the provisions of SFAS No. 149 during the third quarter of 2003. The adoption of this statement has not had a material impact on the Company’s results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, ”Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. To date, the impact of the effective provisions of SFAS No. 150 have not had a material impact on the Company’s results of operations, financial

S-F-53

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

position or cash flows. While the effective date of certain elements of SFAS No. 150 have been deferred, the adoption of SFAS No. 150 when finalized is not expected to have a material impact on our financial position, results of operations or cash flows.

Intangible Assets

The Company recorded intangible assets as a result of the Combination that closed on December 31, 2002 (see Note 2). Intangible assets, net, consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
	(unaudited)
Goodwill	$21,508	$21,081
Intangible asset—customer contracts	2,263	3,600
Intangible asset—tradename	75	300

	$23,846	$24,981

Other identifiable intangible assets, comprised of customer contracts and tradename, are carried at cost, less accumulated amortization. No amortization was recognized in fiscal 2002 as the Combination was consummated on December 31, 2002. Beginning in fiscal 2003, the Company began to amortize these other identifiable intangibles on a straight-line basis over their estimated useful lives, which are two years for customer contracts and one year for the tradename. For the three and nine months ended September 30, 2003, the Company recorded $518,000 and $1,562,000 of amortization expense, respectively, related to these intangible assets. Total amortization for 2003 and 2004 is expected to be approximately $2.1 and $1.8 million, respectively.

i-STT Acquisition Adjustments

The Company accounted for the i-STT Acquisition using the purchase method (see Note 2). The preliminary purchase price, including direct merger costs, have been allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. During the quarter ended March 31, 2003, the Company recorded an adjustment to increase the goodwill acquired in the i-STT Acquisition by $650,000 as a result of the decision to wind-down the joint venture in Thailand, i-STT Nation Limited. The Company estimates that its share of the costs to shut down the joint venture will not exceed $650,000. The Company funded a significant portion of these wind-down costs during the third quarter of 2003 and expects to complete this effort by the end of 2003. During the quarter ended June 30, 2003, the Company recorded several adjustments to the provisional purchase price allocation following the resolution of certain contingencies totaling $290,000. While the Company does not expect there will be any additional changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would result in a further change to the amount of goodwill carried on the balance sheet.

S-F-54

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquired Restructuring Accruals

As a result of the Combination, the Company acquired several accruals related to restructuring activities from both i-STT and Pihana, which were commenced in 2002, but will not be completed until 2003. A summary of the changes in accrued restructuring charge from December 31, 2002 to September 30, 2003 is outlined as follows (in thousands) (unaudited):

	Acquired restructuring accruals as of December 31, 2002	Purchase price adjustments	Cash payments	Acquired restructuring accruals as of September 30, 2003
Workforce reduction and related costs	$5,712	$—	$(5,320)	$392
Lease exit and office shutdown costs	1,735	—	(1,218)	517
Other professional fees	2,423	—	(2,358)	65
Thailand joint venture accrual	—	650	(505)	145

	$9,870	$650	$(9,401)	$1,119

During the first quarter of 2003, the Company recorded a liability of $650,000 as a result of the decision to wind-down the joint venture in Thailand, i-STT Nation Limited, which was recorded as an adjustment to the goodwill acquired in the i-STT Acquisition. The Company expects to complete the costs of wind-down by the end of 2003 (see Related Party Transactions below).

A significant portion of the above remaining activities will be completed and paid during the fourth quarter of 2003.

2001 Restructuring Charge

In September 2001, the Company recorded a restructuring charge primarily related to the Company’s revised European strategy, as well as to exit several U.S. operating leaseholds (see Note 13). The European restructuring activity was largely completed during 2002. The Company continues to work on exiting from one remaining U.S. leasehold. A summary of the movement in the 2001 restructuring charge accrual from December 31, 2002 to September 30, 2003 is outlined as follows (in thousands) (unaudited):

	Accrued restructuring charge as of December 31, 2002	Non-cash charges	Cash payments	Accrued restructuring charge as of September 30, 2003
U.S. lease exit costs	$810	$—	$(576)	$234

	$810	$—	$(576)	$234

2002 Restructuring Charges

During 2002, the Company recorded restructuring charges to reflect, among other things, the Company’s ongoing efforts to exit or amend several unnecessary U.S. IBX expansion and headquarter office space operating leaseholds, to complete the Company’s European exit activities and for reductions in workforce of less than 10% in total employee headcount relating primarily to headquarter positions (see Note 13). The Company continues to work on an exit plan for one excess U.S. operating lease and expects to complete the exit of this U.S. operating lease within the next twelve months. Should it take longer to negotiate the exit of the remaining U.S. lease or the lease settlement amount exceeds the amounts estimated by management, the actual U.S. lease exit cost could exceed the amount estimated and an additional restructuring charge may be required.

S-F-55

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reductions in workforce undertaken in the second and fourth quarters of 2002, which represented a less than 10% reduction in workforce primarily in the Company’s headquarter functions, resulted in approximately $2.8 million of annual savings. The reductions in workforce were substantially completed in January 2003.

A summary of the movement in the 2002 restructuring charges accrual from December 31, 2002 to September 30, 2003 is outlined as follows (in thousands) (unaudited):

	Accrued restructuring charge as of December 31, 2002	Non-cash charges	Cash payments	Accrued restructuring charge as of September 30, 2003
Additional lease exit costs	$392	$—	$(184)	$208
Workforce reductions	456	—	(456)	—

	$848	$—	$(640)	$208

Related Party Transactions

As a result of the Combination (see Note 2), the Company acquired operations in Asia-Pacific. The majority of the Company’s Asia-Pacific revenues are generated in Singapore and a significant portion of the business in Singapore is transacted with entities affiliated with STT Communications, which is the Company’s single largest stockholder. For the nine months ended September 30, 2003, revenues recognized with entities affiliated with STT Communications were $4,633,000 and as of September 30, 2003, accounts receivable with entities affiliated with STT Communications was $1,783,000. For the nine months ended September 30, 2003, costs and services procured with entities affiliated with STT Communications were $430,000 and as of September 30, 2003, accounts payable with entities affiliated with STT Communications was $402,000.

In July 2003, the Company, STT Communications and their Thailand joint venture partner, Nation Digital Media Ltd. (“Nation Digital”), entered into an agreement to wind-down i-STT Nation Limited (the “Thailand Joint Venture Wind-Down Agreement”). Under the terms of the Thailand Joint Venture Wind-Down Agreement, Nation Digital obtained title to all assets of i-STT Nation Limited; STT Communications agreed to assume 100% of the Thai Bank Loan (see Note 10); and STT Communications and the Company agreed to fund the wind-down costs of i-STT Nation Limited. As of September 30, 2003, the Thai Bank Loan was repaid in full by STT Communications and the Company has funded its portion of wind-down costs incurred to date and expects to complete the wind-down effort by the end of 2003 (see Acquired Restructuring Accruals above).

In October 2003, a wholly-owned subsidiary of the Company entered into an asset sale agreement with an affiliated company of STT Communications (the “Buyer”), which is also a current customer of Equinix, in which (a) the Company exited from its IBX hub lease in Singapore that the Company acquired in the Pihana Acquisition (the “Pihana Singapore IBX Hub”) effective September 30, 2003, (b) the Buyer has entered into a new lease agreement directly with the landlord for the Pihana Singapore IBX Hub, (c) the Company sold the related assets located in and transferred certain agreements related to the operations of the Pihana Singapore IBX Hub to the Buyer for one Singapore dollar, (d) the Company contemporaneously entered into a separate colocation agreement for a smaller portion of space in the Pihana Singapore IBX Hub for 60 months in which the Company will be the customer of the Buyer and (e) the Buyer has agreed to procure additional IBX hub services in the Company’s other Singapore IBX hub that it acquired in the i-STT Acquisition (the “Singapore Asset Sale Agreement”). As a result of the Singapore Asset Sale Agreement, the Company surrendered several deposits related to the Pihana Singapore IBX Hub; however, this loss was offset by the write-off of the associated deferred rent and asset retirement obligation liabilities associated with the Pihana Singapore IBX Hub resulting in a nominal gain on asset sale, which will be recorded in the fourth quarter of 2003. As a result of this transaction,

S-F-56

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company will have only one primary IBX hub in Singapore (the one acquired in the i-STT Acquisition) rather than two.

Comdisco Master Lease Agreement and Addendum

In June 2003, the Company entered into an early termination agreement with Comdisco Ventures, Inc. (“Comdisco”), with whom the Company had earlier entered into the Comdisco Master Lease Agreement and Addendum during 1999 (the “Comdisco Early Termination Agreement”). Pursuant to the terms of the Comdisco Early Termination Agreement, upon receiving the proceeds from the Crosslink Financing (see below), the Company paid Comdisco $1,867,000 in full satisfaction of all amounts owed to Comdisco, including the $1,851,000 in principal recorded within both the current and non-current portions of debt facilities and capital lease obligations on the Company’s accompanying balance sheet as of December 31, 2002. As part of the Comdisco Early Termination Agreement, the Company obtained title to all leased assets under the original Comdisco Master Lease Agreement and Addendum.

The Financing

On May 1, 2003, pursuant to the terms of the Financing (see Note 7), the Company issued the first PIK Note to STT Communications in the amount of $1,400,000, representing interest accrued from December 31, 2002. The terms of the PIK Note are identical to the terms of the Convertible Secured Note issued on December 31, 2002. The PIK Note is due December 2007. The Company has considered the guidance of EITF Abstract No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and has determined that the PIK Note does not contain a beneficial conversion feature as the fair value of the Company’s common stock on the date of issuance, was less than the stock conversion ratio outlined in the Financing agreement. This PIK Note is convertible into 152,541 shares of the Company’s stock.

Crosslink Financing

In April 2003, the Company and certain of its subsidiaries, along with STT Communications and its affiliate, entered into a Securities Purchase and Admission Agreement with various entities affiliated with Crosslink Capital (“Crosslink”) for a $10,000,000 investment in the Company by Crosslink in the form of convertible secured notes (the “Crosslink Convertible Secured Notes”), convertible into shares of the Company’s common stock, with detachable warrants for the further issuance of 500,000 shares of common stock (the “Crosslink Convertible Secured Note Warrants”) (collectively, the “Crosslink Financing”). This transaction closed in June 2003 and the Crosslink Convertible Secured Note Warrants were also fully exercised in June 2003. The Crosslink Convertible Secured Notes bear non-cash interest at a rate of 10% per annum, commencing on the second anniversary of the closing of the Crosslink Financing, payable semi-annually in arrears on May 1 and November 1, and have an initial term through November 2007. Interest on the Crosslink Convertible Secured Notes will be payable in kind in the form of additional convertible secured notes having a principal amount equal to the amount of interest then due having terms which are similar to the terms of the Crosslink Convertible Secured Notes (the “Crosslink PIK Notes”).

The Crosslink Convertible Secured Notes are convertible into shares of the Company’s common stock at a price of $4.00 per underlying share at any time at the option of the holders. The Crosslink PIK Notes will be convertible into shares of the Company’s common stock at a price of $4.84 per underlying share at any time at the option of the holders. Such conversion prices will be adjusted to mitigate or prevent dilution if fundamental changes occur to the Company’s common stock, dividends are declared on the Company’s common stock or the Company issues, or contracts to issue, shares of the Company’s common stock at a price per share below $4.84

S-F-57

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

per share. Following the second anniversary of the closing of the Crosslink Financing, 100% of the Crosslink Convertible Secured Notes will automatically convert if:

•	the average closing price of the Company’s common stock exceeds $15.66 for thirty consecutive trading days;

•	the average daily trading volume of the Company’s common stock during that thirty day trading window exceeds 17,188; and

•	the Company has not received an election not to convert the Crosslink Convertible Secured Notes within five days of receiving notice from the Company that the closing price and volume requirements discussed above have been met.

If Crosslink elects not to convert the Crosslink Convertible Secured Notes within such five-day period, the Crosslink Convertible Secured Notes and any Crosslink PIK Notes will no longer be convertible into shares of the Company’s common stock. The Company must offer to purchase the Crosslink Convertible Secured Notes and any outstanding Crosslink PIK Notes together with any accrued and unpaid interest if the Company experiences a change of control, as defined. Furthermore, the Company has issued to Crosslink, Change in Control Warrants and Cash Trigger Warrants similar to those issued to STT Communications in connection with the Financing.

The Crosslink Convertible Secured Note Warrants were valued at $2,796,000 and is reflected as a discount to the Crosslink Convertible Secured Notes on the accompanying consolidated balance sheet as of June 30, 2003. The fair value of the Crosslink Convertible Secured Note Warrants was calculated under the provisions of APB Opinion No. 14 and determined using the Black-Scholes option-pricing model under the following assumptions: contractual life of five years, risk-free interest rate of 4%, expected volatility of 135% and no expected dividend yield. The Company has considered the guidance of EITF Abstract No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and has determined that the Crosslink Convertible Secured Notes do contain a beneficial conversion feature. The beneficial conversion feature was valued at $7,204,000 (the “Crosslink Beneficial Conversion Feature”), and is reflected as a discount to the Crosslink Convertible Secured Notes on the accompanying consolidated balance sheet as of September 30, 2003. The combined values of both the Crosslink Convertible Secured Note Warrants and the Crosslink Beneficial Conversion Feature, totaling $10,000,000, are being amortized using the effective interest rate method to interest expense over the term of the Crosslink Convertible Secured Notes.

The Crosslink Convertible Secured Notes share with the Company’s Convertible Secured Note issued on December 31, 2002, in connection with the Financing, a second priority security interest in all of the collateral securing the Company’s obligations under the Credit Facility, which excludes the i-STT assets and Pihana’s Singapore assets that the Company acquired in the Combination (see Note 2). The Crosslink Convertible Secured Notes are guaranteed by all of the Company’s existing subsidiaries and by all of the Company’s future domestic subsidiaries.

The costs related to the Crosslink Financing were capitalized and are being amortized to interest expense using the effective interest rate method over the life of the Crosslink Convertible Secured Notes. Debt issuance costs, net of amortization, are $464,000 as of September 30, 2003.

As a result of the Crosslink Financing, and pursuant to the anti-dilution provisions contained in the Financing documents for the Convertible Secured Note issued on December 31, 2002 (see Note 7), shares reserved for the conversion of the Convertible Secured Note increased from 2,785,205 to 3,268,734. Furthermore, as a result of the Crosslink Financing, and pursuant to the terms of the amended Credit Facility (see

S-F-58

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6), the amortization schedule defined under the Credit Facility was adjusted by accelerating $5,000,000 of principal previously scheduled to be repaid during 2005 into 2004.

The Convertible Secured Note and PIK Notes issued in connection with the Financing, the Crosslink Convertible Secured Notes and the Crosslink PIK Notes are collectively referred to herein as the “Convertible Secured Notes”.

Common Stock and Stockholders’ Equity

In June 2003, the Crosslink Convertible Secured Note Warrants were fully exercised resulting in an additional 500,000 shares of the Company’s common stock being issued and outstanding.

In September 2003, the Board of Directors awarded a stock option grant to the Company’s chief executive officer to purchase 350,000 shares of the Company’s common stock at an exercise price of $17.70, a 15% discount to the then fair market value of the Company’s common stock on the date of grant. This resulted in the Company recording a new deferred stock-based compensation charge of $1,093,000, which will be amortized to stock-based compensation expense over the three-year vesting life of this grant.

In October 2003, the Company filed a shelf registration statement on Form S-3 that will enable the Company, to sell shares of the Company’s common stock. The aggregate of the offering prices from this shelf registration statement will not exceed $150.0 million. The number of shares that may be sold pursuant to the shelf registration statement will vary depending on the share price of the Company’s common stock at the time of the sale.

Capital Expenditures

In September 2003, a wholly-owned subsidiary of the Company entered into a new customer contract which requires expansion of the Singapore IBX hub acquired in the i-STT Acquisition (the “Singapore Customer Contract”). The Singapore Customer Contract requires that this incremental space be available for service by the end of February 2004, otherwise the Company will be required to pay damages of 2,000 Singapore dollars per day up to a maximum of 50 days or 100,000 Singapore dollars (approximately $58,000 as translated using effective exchange rates at September 30, 2003) to this customer. In order for the Company to meet the requirements of the Singapore Customer Contract, it will need to spend approximately $3.5 million in capital expenditures to prepare the new floor of the Singapore IBX hub for this customer (see below). The Company expects to incur a significant amount of this $3.5 million in capital expenditures during the fourth quarter of 2003.

Operating Lease Commitments

In September 2003, a wholly-owned subsidiary of the Company entered into a new operating lease in which it expanded the Singapore IBX hub acquired in the i-STT Acquisition in order to meet the space requirements of the Singapore Customer Contract referred to above. The Company took possession of this new floor space in October 2003 and the initial lease term ends in December 2006; however, the Company also has a renewal option within the lease.

In October 2003, the Company announced that it had entered into definitive agreements in which it would sublease a Sprint data center in Santa Clara and acquire certain related assets. The Company anticipates completing this proposed transaction with Sprint on December 1, 2003 subject to closing conditions contained in the definitive agreements. The Company is currently analyzing the accounting implications of this proposed transaction.

S-F-59

EQUINIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company’s revenues and results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and the Company’s revenues and results of operations could fluctuate significantly quarter-to-quarter and year-to-year. Significant quarterly fluctuations in revenues will cause significant fluctuations in our cash flows and the cash and cash equivalents and accounts receivable accounts on the Company’s balance sheet. Causes of such fluctuations may include the volume and timing of new orders and renewals, the sales cycle for our services, the introduction of new services, changes in service prices and pricing models, trends in the Internet infrastructure industry, general economic conditions (such as the recent economic slowdown), extraordinary events such as acquisitions or litigation and the occurrence of unexpected events.

The unaudited quarterly financial information presented below has been prepared by the Company and reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly the financial position and results of operations for the interim periods presented.

The following tables present selected unaudited quarterly information for the periods ending September 30, 2003 and the fiscal years 2002, 2001 and 2000:

	First quarter	Second quarter	Third quarter
	(in thousands, except per share data)
2003:
Revenues	$25,435	$28,434	$30,919
Net loss	(25,553)	(21,203)	(19,718)
Basic and diluted net loss per share	(3.00)	(2.44)	(2.12)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)
2002:
Revenues	$20,158	$18,040	$20,187	$18,803
Net income (loss)	(13,694)	(24,557)	(44,088)	60,721
Basic net income (loss) per share	(5.16)	(7.94)	(14.04)	19.14
Diluted net income (loss) per share	(5.16)	(7.94)	(14.04)	18.12
2001:
Revenues	$12,613	$16,157	$17,178	$17,466
Net loss	(41,537)	(37,857)	(81,574)	(27,447)
Basic and diluted net loss per share	(17.40)	(15.52)	(33.01)	(10.90)
2000:
Revenues	$136	$892	$3,933	$8,055
Net loss	(18,009)	(26,811)	(32,085)	(42,885)
Basic and diluted net loss per share	(73.21)	(92.13)	(22.72)	(18.27)

S-F-60

PROSPECTUS

$150,000,000

Equinix, Inc.

Common Stock

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. This means shares of our common stock may be sold from time to time. This prospectus contains a general description of the common stock that may be offered. Each time common stock is issued pursuant to this prospectus we will provide a prospectus supplement containing specific information about the terms of that issuance and which also may add, update or change information contained in this prospectus. You should read this prospectus and each supplement carefully before you invest.

The aggregate of the offering prices of the common stock covered by this prospectus will not exceed $150,000,000. Sales of shares pursuant to this prospectus may be sold by us.

The common stock may be sold directly to investors, through agents designated from time to time or through or to underwriters or dealers. See “Plan of Distribution.” If any agents or underwriters are involved in the sale of any shares of common stock in respect of which this prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in the applicable prospectus supplement.

This prospectus may not be used by us to consummate the sale of any shares of common stock unless accompanied by a prospectus supplement.

Our common stock is traded on The Nasdaq National Market under the symbol “EQIX.” On October 14, 2003, the closing bid price of the common stock on The Nasdaq National Market was $19.20 per share. Any common stock sold pursuant to a prospectus supplement will be listed on The Nasdaq National Market, subject to official notice of issuance.

Investing in our common stock involves certain risks. See “ Risk Factors” starting on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 30, 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Commission, using a shelf registration process. Under this shelf process, we may, from time to time, sell the common stock described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the shares of common stock that may be offered. Each time we offer shares of our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of our common stock, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, including the risk factors, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Equinix” refer to Equinix, Inc., a Delaware corporation.

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PROSPECTUS SUMMARY

This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Equinix, Inc.

Equinix provides network neutral colocation, interconnection and managed services to enterprises, content companies, systems integrators and the world’s largest networks. Through our 13 Internet Business Exchange hubs, or IBX hubs, in the U.S. and Asia customers can directly interconnect with each other for critical traffic exchange requirements. Direct interconnection to our aggregation of networks, which serve more than 90% of the world’s Internet routes, allows our customers to increase performance while significantly reducing costs. Based on our network neutral model and the quality of our IBX hubs, we believe we have established a critical mass of customers. This critical mass and the resulting “network effect,” combined with our improved financial position gained through the completion of a series of acquisitions and related financings at the end of last year, has allowed us to accelerate new customer growth and bookings. As a result of our fixed cost model, we believe this continued growth will drive higher incremental margins and increasing cash returns.

Our network neutral business model is a key differentiator for Equinix in the market. Because we do not operate a network, we are able to offer direct interconnection to the largest aggregation of bandwidth providers and Internet service providers. The world’s top tier Internet service providers, and numerous access networks, second tier providers and international carriers such AT&T, British Telecom, Cable & Wireless, Level 3, MCI, NTT, SBC, SingTel and Qwest are all currently located at our IBX hubs. Access to such a wide variety of networks has attracted 7 of the top 10 Internet properties and numerous other customers, including Amazon.com, Electronic Arts, Electronic Data Systems, Fujitsu, Gannett, Google, IBM, MSN, Sony, Washingtonpost.Newsweek Interactive and Yahoo!.

Our products and services are comprised of three types: Colocation, Interconnection, and Managed IT Infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for our customers’ colocation needs.

•	Interconnection services allow customers to trade network traffic with each other simply and easily without contracting bandwidth through local service providers.

•	Managed IT infrastructure services allow our customers to leverage our significant telecommunication expertise, maximize the benefits of our IBX hubs and optimize their infrastructure and resources.

This market has historically been served by large telecommunications carriers who have bundled their telecommunications services with their colocation offerings. Within the past six months, two major telecommunications companies have announced their plans to exit the U.S. market in order to focus on their core offerings. We believe we have an advantage in gaining the business of those customers displaced from these telecommunications companies because access to their networks are also available in our IBX hubs. Strategically, Equinix will continue to look at attractive opportunities to grow our market share and selectively improve our footprint and service streams.

Our Strategy

Our objective is to become the premier hub for critical Internet players to locate their operations in order to gain maximum benefits from the choice of networks and partners in the most simple and efficient manner. Key components of our strategy include the following:

Continue to Build upon our Critical Mass of Network Providers and Content Companies.    We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the Internet. This critical mass is a key selling point since content companies want to connect with a diverse set of networks to provide the best connectivity to their end-customers, and network companies want to sell bandwidth to content customers and interconnect with other networks in the most efficient manner available. Currently, we have over 150 unique networks, including all of the top tier networks, allowing our customers to directly interconnect with providers that serve more than 90% of global Internet routes.

Leverage the Network Effect.    As networks, content providers and other enterprises locate in our IBX hubs, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption. Our interconnection services enable scalable, reliable and cost-effective interconnection and traffic exchange thus lowering overall cost and increasing flexibility.

Promote our IBX Hubs as the Highest Performance Points on the Internet.    Our premier IBX hubs offer state of the art design and security, 24 hour / 365 days a year customer service, and high quality power and back-up redundancy with 99.9999% uptime.

Provide New Products and Services within our IBX Hubs.    We will continue to offer additional products and services that are most valuable to our customers as they manage their Internet and network businesses and, specifically, as they attempt to effectively utilize multiple networks. For example, we offer an automated service to allow customers to easily choose and provision networks, a service that allows backup and recovery of data and a service that allows customers to self monitor their networks.

Recent Developments

Acquisitions and Related Financings.    On December 31, 2002, we completed the acquisitions of i-STT, the Internet infrastructure subsidiary of STT Communications Ltd., and Pihana Pacific, a second Asia-Pacific focused competitor. In connection with the acquisitions, we raised $30.0 million in proceeds through the issuance of a convertible secured note to STT Communications and substantially de-leveraged our balance sheet through the repayment and retirement of outstanding debt. Upon closing the acquisitions, we retired more than $116.0 million of our 13% senior notes, through a combination of cash and equity, and further reduced our credit facility by an additional $8.5 million. As a result of these transactions, STT Communications holds approximately 26% of our outstanding voting stock. In June 2003, we raised an additional $10.0 million through the issuance of convertible secured notes to Crosslink Capital.

New IBX Addition.    On October 27, 2003, we announced that we had signed a definitive agreement to sublease Sprint’s E|Solutions Internet Center in Santa Clara, California, and acquire certain related assets. The 160,000 square foot data center would become our 14th IBX hub, expanding our global footprint to over 1.2 million square feet in five countries. Sprint’s Santa Clara center provides a physical infrastructure that is consistent with our industry leading standards, and currently hosts some of the top Internet companies. Consistent with our model of network-neutrality, we will offer a choice of networks in the new center. We may begin placing customers in the center December 1, 2003, subject to the satisfaction of closing conditions and completion of closing under our agreement with Sprint.

Credit Facility Amendment.    We are in discussions with our senior lenders to amend the terms of our credit facility. The material terms of the proposed amendment are as follows:

•	We agree to prepay the greater of (i) 50% of the gross proceeds from this offering, or (ii) $25.0 million, as a permanent pay down of our outstanding principal balance of $90.5 million as of September 30, 2003;

•	The banks would agree to amend the cash sweep provision, which currently commences on March 31, 2004 and which would require us to pay down our principal balance in an amount equal to 50% of any cash on our balance sheet in excess of $20.0 million. This provision would be amended such that it would not commence until March 31, 2005 and would only be triggered on cash amounts in excess of $25.0 million; and

•	The banks would agree to extend the term of the credit facility from December 2005 to December 2006. In addition, assuming a prepayment of $30.0 million, the banks would amend the amortization schedule to the following schedule: 2004—$12.0 million; 2005—$12.0 million; 2006—$35.6 million.

This amendment is not required for this offering. If this amendment is not finalized, the existing credit facility will remain in effect.

Company Information

Our principal executive offices are located at 301 Velocity Way, Fifth Floor, Foster City, CA 94404 and our telephone number is (650) 513-7000. Our website is located at www.equinix.com.

RISK FACTORS

You should carefully consider the risks described below and all of the information contained in this prospectus. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and we face challenges typically experienced by early-stage companies.

We were founded in June 1998 and did not recognize any revenue until November 1999. In October 2002, we entered into agreements to consummate a series of related acquisition and financing transactions. These transactions closed on December 31, 2002. Under the terms of these agreements, we combined our business with two similar businesses, that of i-STT Pte Ltd, or i-STT, and Pihana Pacific, Inc., or Pihana. We refer to this transaction as the combination. i-STT was founded in January 2000 and did not recognize any revenue until May 2000. Pihana was founded in June 1999 and did not recognize any revenue until June 2000. We expect that we will encounter challenges and difficulties frequently experienced by early-stage companies in new and rapidly evolving international markets, such as our ability to generate cash flow, hire, train and retain sufficient operational and technical talent, and implement our plan with minimal delays. We may not successfully address any or all of these challenges and our failure to do so would seriously harm our business plan and operating results, and affect our ability to raise additional funds.

Equinix’s, i-STT’s and Pihana’s businesses have incurred substantial losses in the past, may continue to incur additional losses in the future and will not be profitable until the combined company reverses this trend.

Equinix has incurred losses since inception and incurred losses of approximately $21.6 million for 2002 (this includes the benefit of a gain on debt extinguishment of $114.2 million), i-STT has incurred losses since inception and incurred losses of approximately $8.0 million for 2002 and Pihana has incurred losses since inception and incurred losses of approximately $148.5 million (this includes restructuring and impairment charges of $113.3 million) for the same period. For the nine months ended September 30, 2003, the combined company incurred additional losses of $66.5 million. Until the quarter ended September 30, 2003, the combined company did not generate cash from operations. There can be no guarantee that the combined company will become profitable and the combined company may continue to incur additional losses. Even if the combined company achieves profitability, given the competitive and evolving nature of the industry in which it operates, the combined company may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our operating results to fluctuate.

Equinix has experienced fluctuations in its results of operations on a quarterly and annual basis. The fluctuation in our operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:

•	acquisition of additional IBX hubs;

•	demand for space and services at our IBX hubs;

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet industries;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and services and the gross margins associated with our products and services;

•	competition in the markets;

•	conditions related to international operations;

•	the operating costs attributable to our real and personal property tax obligations related to our IBX hubs;

•	the timing and magnitude of operating expenses, capital expenditures and expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets; and

•	the cost and availability of adequate public utilities, including power.

Any of the foregoing factors, or other factors discussed elsewhere in this prospectus, could have a material adverse effect on our business, results of operations, and financial condition. Although the combined company has experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. It is possible that the combined company may never generate net income on a quarterly or annual basis. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization, and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of the combined company’s future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

We have significant debt and we may not generate sufficient cash flow to meet our debt service obligations and repay our indebtedness.

As of September 30, 2003, our total debt, gross of unamortized discounts, consists primarily of the following:

•	a total of $30.5 million principal amount of senior notes;

•	a total of $90.5 million principal amount of loans under our credit facility;

•	a total of $41.4 million of convertible secured notes; and

•	approximately $4.5 million of other outstanding debt facilities and capital lease obligations.

Our credit facility currently matures in December of 2005 and the convertible secured notes and our senior notes mature in November and December of 2007, respectively. Each of these obligations require significant amounts of liquidity in order to meet payment obligations. In 2004, we are required to make $12.0 million in principal payments to our senior lenders, and in 2005 we are required to pay our senior lenders approximately $77.5 million in principal. We are currently in discussions with our senior lenders to extend the term of the credit facility to December 2006 in exchange for a payment of at least $25.0 million from the proceeds of this offering. There can be no assurance we will reach agreement on this extension. If we are unable to meet our debt service obligations our lenders could require immediate repayment of all amounts outstanding. We do not have sufficient cash reserves to repay such amounts and we would need to obtain additional financing to repay our lenders.

Our ability to arrange additional financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions generally, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically;

•	the success of our IBX hubs; and

•	provisions of tax and securities laws that are conducive to raising capital.

If we need additional funds, our inability to raise them will have an adverse effect on our operations, including our lenders’ ability to foreclose on substantially all of our assets. If we decide to raise additional funds by incurring debt, we may become subject to additional or more restrictive financial covenants and ratios.

The amount of our debt could have other important consequences, including:

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on indebtedness, thereby reducing the funds available for operations;

•	impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise; and

•	making us more vulnerable if a general economic downturn continues or if its businesses experience difficulties.

If we cannot generate sufficient additional revenue we may not be able to meet our debt service obligations when due.

We are subject to restrictive covenants under our credit agreements that limit our flexibility in managing our business and could trigger an acceleration of our outstanding indebtedness if we were to breach such covenants.

Our credit agreements require that we maintain specific financial ratios and comply with covenants, including a monthly cash covenant, and contain numerous restrictions on our ability to incur debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financial arrangements are, and future financing arrangements are likely to be, secured by substantially all of our assets. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of outstanding indebtedness and cause our debt to become immediately due and payable. If an acceleration occurs, we will not be able to repay our debt, and it is unlikely that we will be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

If we cannot effectively integrate and manage international operations, our revenues may not increase and our business and results of operations would be harmed.

In 2002, our sales outside North America represented less than 1% of our revenues, i-STT’s sales outside North America represented approximately 100% of its revenues and Pihana’s sales outside North America represented approximately 45% of its revenues. For the nine months ended September 30, 2003, the combined company recognized 16% of its revenues outside North America. We anticipate that, for the foreseeable future, approximately 15% to 20% of the combined company’s revenues will be derived from sources outside North America. Our management team is comprised primarily of Equinix executives before the combination, some of whom have had limited or no experience overseeing international operations.

To date, the neutrality of the Equinix IBX hubs and the variety of networks available to our customers has often been a competitive advantage for us. In certain of our recently acquired IBX hubs, in Singapore in particular, the limited number of carriers available diminishes that advantage. As a result, we may need to adapt our key revenue-generating services and pricing to be competitive in that market.

We may experience gains and losses resulting from fluctuations in foreign currency exchange rates, and we currently do not engage in any hedging activities to mitigate such risks. Where our prices are denominated in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making our products more expensive in local currencies. Our international operations are generally subject to a number of additional risks, including:

•	costs of customizing IBX hubs for foreign countries;

•	protectionist laws and business practices favoring local competition;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing foreign operations;

•	political and economic instability;

•	ability to obtain, transfer, or maintain licenses required by governmental entities with respect to the combined business; and

•	compliance with governmental regulation with which we have little experience.

To date, the majority of Equinix’s revenues and costs have been denominated in U.S. dollars, the majority of i-STT’s revenues and costs have been denominated in Singapore dollars and the majority of Pihana’s revenues and costs have been denominated in U.S. dollars, Japanese yen and Australian, Hong Kong and Singapore dollars. Although the combined company may undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, it does not currently intend to eliminate all foreign currency transaction exposure.

We may make acquisitions, which pose integration and other risks that could harm our business.

We may seek to acquire complementary businesses, products, services and technologies. As a result of these acquisitions, we may be required to incur additional debt and expenditures and issue additional shares of our stock to pay for the acquired business, product, service or technology, which will dilute existing stockholders’ ownership interest in the combined company and may delay, or prevent, our profitability. These acquisitions may also expose us to risks such as:

•	the possibility that we may not be able to successfully integrate acquired businesses or achieve the level of quality in such businesses to which our customers are accustomed;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired businesses; and

•	the possible loss or reduction in value of acquired businesses.

On October 27, 2003, we announced that we signed an agreement to sublease Sprint’s E|Solutions Internet Center in Santa Clara and acquire certain related assets. In negotiating this transaction we were only able to conduct limited due diligence and received limited representations and warranties. If the subleased facility and acquired assets are not in the condition we believe them to be in, we may be required to incur substantial additional costs to repair the acquired facility and related assets. If incurred, these costs could materially adversely affect our business, financial condition and results of operations. We expect to close the transaction with Sprint on December 1, 2003. If we fail to close the transaction we will not be reimbursed for our costs incurred to date and we will not realize the anticipated benefits of the transaction.

We cannot assure you that we would successfully overcome these risks or any other problems encountered with these acquisitions.

STT Communications holds a substantial portion of our stock and has significant influence over matters requiring stockholder consent.

As of September 30, 2003, STT Communications owns approximately 26% of our outstanding voting stock. In addition, STT Communications is not prohibited from buying shares of our stock in public or private transactions. Because of the diffuse ownership of our stock, STT Communications has significant influence over matters requiring our stockholder approval. Following the expiration of restrictions on STT Communications preventing it from converting its convertible secured notes and warrants into voting stock, STT Communications may own more than 40% of our voting stock. As a result, STT Communications will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could prevent or delay a third party from acquiring or merging with us. STT also has a right of first offer which entitles them to participate in an offering of our equity securities, or securities convertible into our equity securities, to maintain their ownership percentage prior to such offering.

We may be forced to take steps, and may be prevented from pursuing certain business opportunities, to ensure compliance with certain tax-related covenants agreed to by us in the combination agreement.

We agreed to a covenant in the combination agreement (which we refer to as the FIRPTA covenant) that we would use all commercially reasonable efforts to ensure that at all times from and after the closing of the combination until such time as neither STT Communications nor its affiliates hold our capital stock or debt securities (or the capital stock received upon conversion of the debt securities) received by STT Communications in connection with the consummation of the transactions contemplated in the combination agreement, none of our capital stock issued to STT Communications would constitute “United States real property interests” within the meaning of Section 897(c) of the Internal Revenue Code of 1986, which we call the Code. Under Section 897(c) of the Code, our capital stock issued to STT Communications would generally constitute “United States real property interests” at such point in time that the fair market value of the “United States real property interests” owned by us equals or exceeds 50% of the sum of the aggregate fair market values of (a) our “United States real property interests,” (b) our interests in real property located outside the U.S., and (c) any other assets held by us which are used or held for use in our trade or business. Given that we currently own significant amounts of “United States real property interests,” we may be limited with respect to the business opportunities we may pursue, particularly if the business opportunities would increase the amounts of “United States real property interests” owned by us or decrease the amount of other assets owned by us. In addition, pursuant to the FIRPTA covenant we may be forced to take commercially reasonable proactive steps to ensure our compliance with the FIRPTA covenant, including, but not limited to, (a) a sale-leaseback transaction with respect to all real property interests, or (b) the formation of a holding company organized under the laws of the Republic of Singapore which would issue shares of its capital stock in exchange for all of our outstanding stock (this reorganization would require the submission of that transaction to our stockholders for their approval and the consummation of that exchange). We will only be required to take these actions if such actions are commercially reasonable for Equinix or our stockholders.

Our non-U.S. customers include numerous related parties of i-STT.

In the past, a substantial portion of i-STT’s financing, as well as its revenues, has been derived from its affiliates, including STT Communications. We continue to have contractual and other business relationships and may engage in material transactions with affiliates of STT Communications. Circumstances may arise in which the interests of STT Communications’ affiliates may conflict with the interests of our other stockholders. In addition, Singapore Technologies Pte Ltd, an affiliate of STT Communications, makes investments in various companies; it has invested in the past, and may invest in the future, in entities that compete with us. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that any conflicts of interest will be resolved in our favor.

A significant number of shares of our capital stock have been issued in the past 12 months and may be sold in the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

We issued a large number of shares of our capital stock to the former Pihana stockholders, STT Communications, and holders of our senior notes in connection with the combination, financing and senior note exchange and to Crosslink Capital in connection with the Crosslink financing. The shares of common stock issued in the senior note exchange are currently freely tradeable. The shares of common stock issued in connection with the combination have been registered for resale as of June 30, 2003 and the shares of common stock issued upon exercise of the warrants issued in connection with the Crosslink financing have been registered for resale as of September 22, 2003. Subject to the restrictions described in our proxy statement dated December 12, 2002, the convertible secured notes and warrants issued in connection with the financing and the Crosslink financing are immediately convertible or exercisable into shares of common stock and the underlying shares of common stock may be registered for resale. Sales of a substantial number of shares of our common stock by these parties within any narrow period of time could cause our stock price to fall. In addition, the issuance of the additional shares of our common stock as a result of these transactions will reduce our earnings per share, if any. This dilution could reduce the market price of our common stock unless and until we achieve revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. We cannot assure you that we will achieve revenue growth, cost savings or other business economies.

We depend on a number of third parties to provide Internet connectivity to our IBX hubs; if connectivity is interrupted or terminated, our operating results and cash flow will be materially adversely affected.

The presence of diverse telecommunications carriers’ fiber networks in our IBX hubs is critical to our ability to attract new customers. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results.

We are not a telecommunications carrier, and as such we rely on third parties to provide our customers with carrier services. We rely primarily on revenue opportunities from the telecommunications carriers’ customers to encourage them to invest the capital and operating resources required to build facilities from their locations to our IBX hubs. Carriers will likely evaluate the revenue opportunity of an IBX hub based on the assumption that the environment will be highly competitive. We cannot assure you that any carrier will elect to offer its services within our IBX hubs or that once a carrier has decided to provide Internet connectivity to our IBX hubs that it will continue to do so for any period of time.

The construction required to connect multiple carrier facilities to our IBX hubs is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our IBX hubs does not occur or is materially delayed or is discontinued, our operating results and cash flow will be adversely affected. Further, many carriers are experiencing business difficulties. As a result, some carriers may be forced to terminate connectivity within our IBX hubs.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable service. We must protect customers’ IBX infrastructure and customers’ equipment located in our IBX hubs. The services we provide are subject to failure resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	water damage;

•	power loss;

•	sabotage and vandalism; and

•	failure of business partners who provide the combined company’s resale products.

Problems at one or more of our IBX hubs, whether or not within our control, could result in service interruptions or significant equipment damage. We have service level commitment obligations to certain of our customers. As a result, service interruptions or significant equipment damage in our IBX hubs could result in service level commitments to these customers. In the past, a limited number of our customers have experienced temporary losses of power and failure of our services levels on products such as bandwidth connectivity. If we incur significant financial commitments to our customers in connection with a loss of power, or our failure to meet other service level commitment obligations, our liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations, particularly in the early stage of our development, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Furthermore, we are dependent upon Internet service providers, telecommunications carriers and other website operators in the U.S., Asia and elsewhere, some of which may have experienced significant system failures and electrical outages in the past. Users of our services may in the future experience difficulties due to system failures unrelated to our systems and services. If for any reason, these providers fail to provide the required services, our business, financial condition and results of operations could be materially adversely impacted.

A portion of the managed services business we acquired in the combination involves the processing and storage of confidential customer information. Inappropriate use of those services could jeopardize the security of customers’ confidential information causing losses of data or financially impacting us or our customers. Efforts to alleviate problems caused by computer viruses or other inappropriate uses or security breaches may lead to interruptions, delays or cessation of our managed services.

There is no known prevention or defense against denial of service attacks. During a prolonged denial of service attack, Internet service will not be available for several hours, thus impacting hosted customers’ on-line business transactions. Affected customers might file claims against us under such circumstances.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our IBX hubs are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages such as those that occurred in California during 2001 and in the Northeast in 2003, and limitations, especially internationally, of adequate power resources. The overall power shortage in California has increased the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

We resell products and services of third parties that may require us to pay for such services even if our customers fail to pay us for the services which may have a negative impact on our operating results.

In order to provide resale services such as bandwidth, managed services, backup and recovery services and other network management services, we will contract with third party service providers. These services require us to enter into fixed term contracts for services with third party suppliers of products and services. If we experience the loss of a customer who has purchased a resale product, we will remain obligated to continue to pay our suppliers for the term of the underlying contracts. The payment of these obligations without a corresponding payment from customers will reduce our financial resources and may have a material adverse affect on our financial performance and operating results.

IBM accounts for a significant portion of our revenues, and the loss of IBM as a customer could significantly harm our business, financial condition and results of operations.

For the nine months ended September 30, 2003, IBM accounted for 16% of our revenue. For the year ended December 31, 2002, IBM accounted for 20% of our revenue and as of December 31, 2002 accounted for 15% of our accounts receivable. We expect that IBM will continue to account for a significant portion of our revenue for the foreseeable future, although we expect revenues received from IBM to decline as a percentage of our total revenues as we add new customers in our IBX hubs. If we lose IBM as a customer, our business, financial condition and results of operations could be adversely affected.

We may not be able to compete successfully against current and future competitors.

Our IBX hubs and other products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have IBX hubs. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX hubs. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected.

We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in peering arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it will be extremely difficult to convince them to relocate to our IBX hubs.

Because we depend on the development and growth of a balanced customer base, failure to attract and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including network service providers, site and performance management companies, and enterprise and content companies. The more balanced the customer base within each IBX hub, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our IBX hubs will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the IBX hub’s operating reliability and security and our ability to effectively market our services. In addition, some of our customers are and will continue to be Internet companies that face many competitive pressures and that may not ultimately be successful. If these customers do not succeed, they will not continue to use the IBX hubs. This may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

Increases in property taxes could adversely affect our business, financial condition and results of operations.

Our IBX hubs are subject to state and local real property taxes. The state and local real property taxes on our IBX hubs may increase as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. Many state and local governments are facing budget deficits, which may cause them to increase assessments or taxes. If property taxes increase, our business, financial condition and operating results could be adversely affected.

Our products and services have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to license cabinet space in one of our IBX hubs and to purchase additional services typically involves a significant commitment of resources and will be influenced by, among other things, the customer’s confidence in our financial strength. In addition, some customers will be reluctant to commit to locating in our IBX hubs until they are confident that the IBX hub has adequate carrier connections. As a result, we have a long sales cycle. Delays due to the length our sales cycle may materially adversely affect our business, financial condition and results of operations.

We are subject to securities class action litigation, which may harm our business and results of operations.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against us, a number of our officers and directors, and several investment banks that were underwriters of our initial public offering. The suits allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. In July 2003, a special litigation committee of our board of directors agreed to participate in a settlement with the plaintiffs. The settlement agreement is subject to court approval and sufficient participation by defendants in similar actions. If the proposed settlement is not approved by the court or a sufficient number of defendants do not participate in the settlement, the defense of this litigation may increase our expenses and divert management’s attention and resources. An adverse outcome in this litigation could seriously harm our business and results of operations. In addition, we may, in the future, be subject to other securities class action or similar litigation.

Risks Related to Our Industry

If the economy does not improve and the use of the Internet and electronic business does not grow, our revenues may not grow.

Acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand for Internet services and products are subject to a high level of uncertainty and are subject to significant pricing pressure, especially in Asia-Pacific. In addition, even if consumers do adopt and continue to use online services, we do not expect a significant increase in revenues until the economy begins to improve generally. As a result, we cannot be certain that a viable market for our IBX hubs will materialize. If the market for our IBX hubs grows more slowly than we currently anticipate, our revenues will not grow and our operating results will suffer.

Government regulation may adversely affect the use of the Internet and our business.

Various laws and governmental regulations governing Internet related services, related communications services and information technologies, and electronic commerce remain largely unsettled, even in areas where there has been some legislative action. This is true both in the U.S. and the various foreign countries in which we now operate. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications services, and taxation, apply to the Internet and to related services such as ours. We have limited experience with such international regulatory issues and substantial resources may be required to comply with regulations or bring any non-compliant business practices into compliance with such regulations. In addition, the development of the market for online commerce and the displacement of traditional telephony service by the Internet and related communications services may prompt an increased call for more stringent consumer protection laws or other regulation both in the U.S. and abroad, that may impose additional burdens on companies conducting business online and their service providers. The compliance with, adoption or modification of, laws or regulations relating to the Internet, or interpretations of existing laws, could have a material adverse effect on our business, financial condition and results of operation.

Recent terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions internationally. These effects may, in turn, increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our IBX hubs.

Risks Related to an Offering of Our Common Stock

Management might apply the net proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess how the proceeds will be used. The net proceeds may be used for corporate purposes that do not improve our operating results or market value and you will not have the opportunity to evaluate the economic, financial, or other information on which we base our decisions on how to use the proceeds. Pending application of the proceeds, they might be placed in investments that do not produce income or that lose value.

Our directors exert substantial influence over matters requiring stockholder approval.

Our directors, and entities affiliated with them together beneficially own a substantial portion of our outstanding common stock. As a result, these stockholders are able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by other stockholders. See also the risk factor entitled “STT Communications holds a substantial portion of our stock and has a significant influence over maters requiring stockholder consent” on page 8.

Future sales of shares by us or by existing stockholders could affect our stock price.

The shares held by our stockholders, including our executive officers and directors, may be sold in the public market at any time and from time to time subject in certain cases to volume limitations under Rule 144 of the Securities Act and various vesting agreements. If any of these stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. In addition, shares subject to outstanding options and shares reserved for future issuance under our stock option and purchase plans will continue to become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and the securities rules and regulations applicable to these shares. Furthermore, certain of our directors and officers have entered into written trading plans designed to comply with Rule 10b5-1 of the 1934 Act under which they have been selling shares of our common stock in the public market, which sales could have an adverse effect on our stock price. See also the risk factor entitled “A significant number of shares of our capital stock have been issued in the past 12 months, and may be sold in the market in the near future” on page 9.

FORWARD-LOOKING STATEMENTS

This prospectus, the related prospectus supplement and the registration statement of which they are a part contain or incorporate by reference forward-looking statements that involve risks and uncertainties. Statements contained in this prospectus, the related prospectus supplement and the registration statement or statements incorporated by reference herein or therein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act, including statements regarding our financial outlook, competitive position, business strategies, expectations, beliefs, intentions or other strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under “Risk Factors.” You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.

USE OF PROCEEDS

We will use the net proceeds from the sale of our common stock that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions of complementary businesses or technologies, investments, and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, we are prohibited from paying cash dividends under our current credit agreements. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

PLAN OF DISTRIBUTION

We may sell the common stock from time to time in one or more transactions:

•	through one or more underwriters or dealers;

•	directly to purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

We may distribute the common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the common stock in the applicable prospectus supplement.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers as their agents in connection with the sale of the common stock. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution.

In connection with certain offerings of the common stock, certain persons’ participation in such offering may engage in transactions that stabilize, maintain or otherwise affect the market prices of such offered common stock, including stabilizing transactions, syndicate covering transactions and the imposition of penalty bids. Specifically, such persons may overallot in connection with the offering and may bid for and purchase the offered common stock in the open market.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

DESCRIPTION OF SECURITIES TO BE REGISTERED

With this prospectus, we may offer up to $150,000,000 of our common stock on behalf of us. The following summary is a description of the material terms of our common stock and does not purport to be complete. You should read our amended and restated certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. For information regarding how you can receive copies of these documents, please see “Where You Can Find More Information.”

Common Stock

Our amended and restated certificate of incorporation provides that we have authority to issue 300,000,000 shares of common stock, par value $0.001 per share. As of September 30, 2003, there were 9,420,777 shares of common stock issued and outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. All dividends are non-cumulative. In the event of the liquidation, dissolution, or winding up of Equinix, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable upon issuance.

Our common stock is traded on The Nasdaq National Market under the symbol “EQIX.”

Anti-takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law

Certificate of Incorporation and Bylaws.    Our amended and restated certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws also provide that, except as otherwise required by law or by our amended and restated certificate of incorporation, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the number of authorized members of the board of directors. Further, provisions of the amended and restated certificate of incorporation provide that the stockholders may amend most provisions of the amended and restated certificate of incorporation only with the affirmative vote of at least 66 2/3% of our capital stock. Provisions of the bylaws provide that the stockholders may amend all of the provisions of the bylaws only with the affirmative vote of at least 75% of our capital stock. In addition, our amended and restated certificate and bylaws provide that the board of directors shall have the power to amend or repeal our bylaws. These provisions of the amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Equinix. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Equinix. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 restricts the ability of certain Delaware corporations, including those whose securities are listed on The Nasdaq National Market, from engaging, under certain circumstances in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving Equinix and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We have not opted out of the provisions of DGCL Section 203 in our certificate of incorporation or bylaws. In connection with the combination, financing and senior note exchange, the Company’s board of directors approved such transactions for purposes of DGCL Section 203, the effect of which would not restrict the Company under DGCL Section 203 from entering into a business combination with STT Communications.

For additional information regarding circumstances which could prevent a change in control of Equinix, please see the section entitled “Risk Factors—Risks Related to Our Business.”

LEGAL MATTERS

The legality of the shares of common stock offered hereby will be passed upon for Equinix by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Equinix, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Pihana Pacific, Inc. as of December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001 and for the period from June 11, 1999 (date of inception) to December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s website at “http://www.sec.gov.”

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the year ended December 31, 2002, as amended on April 25, 2003.

2.	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed on May 15, 2003.

3.	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed on August 4, 2003.

4.	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed on October 28, 2003.

5.	Current Report on Form 8-K, filed January 2, 2003.

6.	Current Report on Form 8-K, filed January 2, 2003.

7.	Current Report on Form 8-K, filed March 5, 2003.

8.	Current Report on Form 8-K, filed May 1, 2003.

9.	Current Report on Form 8-K, filed August 1, 2003, as amended on August 4, 2003.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 513-7000 or by writing to us at the following address:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Attn: Investor Relations

EQUINIX, INC.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED STATEMENT OF OPERATIONS

The following unaudited pro forma combined consolidated condensed statement of operations has been prepared to give effect to the combination of Equinix, Inc. (“Equinix” or the “Company”), Pihana Pacific, Inc. (“Pihana”) and i-STT Pte Ltd (“i-STT”) using the purchase method of accounting (the “Combination”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed statement of operations, including an investment in the Company by i-STT’s parent company, STT Communications Ltd (“STT Communications”) (the “Financing”), and further reductions in amounts outstanding under both the Senior Notes and the Amended and Restated Credit Facility. The above noted transactions, specifically, the Combination, Financing and further reductions in amounts outstanding under both the Senior Notes and Amended and Restated Credit Facility, occurred on December 31, 2002. However, this pro forma statement of operations was prepared as if the Combination and related transactions had been completed as of December 31, 2001. Equinix continues to operate under the existing Equinix senior management team with Peter Van Camp as CEO and is headquartered in Foster City, California.

The unaudited pro forma combined consolidated condensed statement of operations is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have actually been reported had the Combination, Financing and further reductions in amounts outstanding under both the Senior Notes and the Amended and Restated Credit Facility, occurred as of December 31, 2001 for statement of operations purposes, nor is it necessarily indicative of the future financial position. The unaudited pro forma combined consolidated condensed statement of operations includes adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of i-STT and Pihana, including intangible assets acquired in connection with i-STT. Any change in the fair value of the net assets of i-STT and Pihana will likely change the amount of the purchase price allocable to goodwill for i-STT and property and equipment for Pihana.

This unaudited pro forma combined consolidated condensed statement of operations is based upon the respective historical unaudited consolidated statement of operations of Equinix and Pihana and the historical unaudited consolidated statement of operations of i-STT, adjusted to generally accepted accounting principles in the United States of America, and should be read in conjunction with the historical consolidated financial statements of Equinix, i-STT and Pihana and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on December 12, 2002.

Although i-STT is not significant under SEC Regulation S-X Rule 3-05, we have included i-STT’s results in the accompanying unaudited pro forma information because the Combination, Financing and Senior Note Exchange were consummated in conjunction with each other and we believe that the inclusion of i-STT is meaningful to the understanding of the Company’s pro forma results of operations.

EQUINIX, INC.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

(In thousands, except per share data)

	Equinix	Historical Pihana	i-STT	Pro Forma
				Adjustments		Combined
Revenues	$77,188	$4,961	$11,113	$(112	)(a)	$93,150

Costs and operating expenses:
Cost of revenues	104,073	30,354	11,633	(13,014	)(b)	133,046
Sales and marketing	15,247	6,484	1,585	2,100	(c)	25,416
General and administrative	30,659	9,815	4,185	(1,171	)(d)	43,488
Restructuring and impairment charges	28,885	113,297	—	(101,683	)(e)	40,499

Total costs and operating expenses	178,864	159,950	17,403	(113,768)		242,449
Loss from operations	(101,676)	(154,989)	(6,290)	113,656		(149,299)
Interest income	998	1,608	17	(4	)(f)	2,619
Interest expense	(35,098)	(200)	(386)	13,656	(g)	(22,028)
Gain on debt extinguishments	114,158	—	—	(114,158	)(h)	—
Equity in losses of affiliates	—	—	(867)	—		(867)
Taxes	—	242	—	—		242
Other	—	4,869	(490)	(5,254	)(i)	(875)

Net loss	$(21,618)	$(148,470)	$(8,016)	$7,896		$(170,208)

Net loss per share—basic and diluted	$(7.23)					$(20.39)

Shares used in per share calculation—basic and diluted	2,990			5,358	(j)	8,348

The accompanying notes are an integral part of this

unaudited pro forma combined consolidated condensed statement of operations.

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

The unaudited pro forma combined consolidated condensed statement of operations included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

1.    BASIS OF PRO FORMA PRESENTATION

On October 2, 2002, the Company entered into a combination agreement (the “Combination Agreement”) to purchase all of the issued and outstanding stock of i-STT, a wholly-owned Internet infrastructure services subsidiary of STT Communications, in exchange for $10,000 and approximately 3.0 million shares of common and preferred stock, representing approximately 27.5% of the modified fully diluted share amount at closing and Pihana, a leading provider of neutral Internet exchange data center services and managed e-infrastructure services in Asia-Pacific, in exchange for $10,000 and approximately 2.4 million shares of common stock, or approximately 22.5% of the modified fully diluted share amount. These acquisitions are herein referred to as the “Combination”. The Combination was completed on December 31, 2002. The combined company continues to operate under the Equinix name and management. Separately, STT Communications made a $30.0 million strategic investment in the Company in the form of convertible secured notes with detachable warrants for the further issuance of approximately 1.0 million shares of stock. This transaction is herein referred to as the “Financing”. The Financing was completed on December 31, 2002. Equinix accounted for the Combination under the purchase method of accounting. In addition to giving effect to the Combination and Financing, this pro forma statement of operations has been adjusted to present the impact of the Senior Note Exchange and further reduction in the Amended and Restated Credit Facility discussed below. The Senior Note Exchange and further reduction in the Amended and Restated Credit Facility were also completed on December 31, 2002.

The parties to the transaction considered the guidance provided in paragraph 17 of Statement of Financial Accounting Standard 141, Business Combinations and determined that Equinix was the acquiring entity in the combination. This determination was based on a number of factors including the fact that the former Equinix stockholders will have the largest voting percentage of the outstanding stock. Following the issuance of common and redeemable preferred shares by Equinix in the Combination, the former Equinix stockholders have a 51.0% voting interest in the combined entity. In addition, Equinix is the larger entity and its current management team continues to run the day-to-day operations of the combined company, no party controls a majority of the board of directors and the combined company continues to operate under the Equinix name and is headquartered in Foster City, California.

In connection with the Combination, Equinix issued $30 million in the form of a convertible secured note, which is convertible into the Company’s capital stock on a one for one basis. This note issued to STT Communications shall initially be convertible into shares of preferred stock at any time at the holder’s option. There are two classes of preferred stock, Series A and Series A-1. Series A preferred stock is convertible at any time, at the option of the holder, into common stock of Equinix up to the point at which (a) STT Communications has a 40% voting interest in Equinix or (b) the value of voting interests held by STT Communications exceeds $50 million. Thereafter, conversion of the convertible secured note will result in the issuance of Series A-1, non-voting preferred shares. While STT Communications is able to convert their note at any time after the closing, there are a number of factors, in addition to the anticipated premium built into the conversion price, that suggest that this note will not be converted into equity. These include the fact that:

•	the holder of the convertible secured note will enjoy the priority position of debt over equity;

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(Continued)

•	the holder of the convertible secured note will receive interest at the rate of 14% per annum, initially payable in PIK Notes (see Note 4—Financing) semi-annually in arrears, on the unpaid principal balance;

•	the convertible secured note held is secured by substantially all of the assets of the combined company, thereby providing security; and

•	the combined company will have approximately $78.3 million of debt due during 2005.

As a result of these factors, management does not expect the holder of the convertible secured note to convert voluntarily prior to maturity. In the event debt securities are converted and STT Communications’ voting interest is maximized (at 40%), Equinix would hold a 42.7% voting interest, STT Communications 40% and Pihana 17.3%.

In connection with the Combination and Financing, the Company entered into the Second Amendment to the Amended and Restated Credit Facility. The most significant terms and conditions of this amendment are:

•	The Company was granted a full waiver of previous covenant breaches and was granted consent to use cash in connection with the Senior Note Exchange (see Note 5—Senior Note Exchange).

•	Future revenue and EBITDA covenants were eliminated and the remaining minimum cash balance and maximum capital expenditure covenants and other ratios were reset consistent with the expected future performance of the combined Company for the remaining term of the loan.

•	The Company permanently repaid $8.5 million of the then currently outstanding $100.0 million balance bringing the total amount owed under this facility to $91.5 million.

•	The amortization schedule for the Credit Facility was amended such that the minimum amortization due in 2003-2004 was significantly reduced.

Also in connection with the Combination, Financing and further amendment to the Credit Facility, the Company obtained agreements from the holders of a large percentage of its outstanding Senior Notes whereby such holders agreed to tender their Senior Notes to the Company for a combination of cash and common stock and to amend the terms of the Senior Notes. This transaction is herein referred to as the “Senior Note Exchange”.

Furthermore, in connection with the Combination, Financing and Senior Note Exchange transactions described above, in order to comply with the requirements of the Nasdaq National Market, the Company initiated a 32 for 1 reverse stock split, which also took effect on December 31, 2002. All share and per share amounts have been adjusted to give effect to the stock split.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2002 was prepared by combining the historical unaudited consolidated condensed statement of operations data for the year ended December 31, 2002 for Equinix and Pihana and the historical consolidated statement of operations data of i-STT, as adjusted to comply with generally accepted accounting principles in the United States, as if the Combination and related transactions had been consummated on December 31, 2001.

2.    PURCHASE PRICE—PIHANA

On December 31, 2002, a wholly-owned subsidiary of the Company merged with and into Pihana (the “Pihana Acquisiton”). Pihana is a similar business to that of Equinix with IBX hub operations in Singapore;

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(Continued)

Tokyo, Japan; Sydney, Australia; Hong Kong, China, as well as Los Angeles and Honolulu in the U.S. The entire purchase price of $28,376,000 was comprised of (i) 2,416,379 shares of the Company’s common stock, with a total value of $25,517,000, (ii) total cash consideration and direct transaction costs of $2,701,000 and (iii) the value of Pihana shareholder warrants assumed in the Pihana Acquisition of $176,000 (the “Pihana Shareholder Warrants”). The fair market value of the Company’s stock issued was determined using the five-trading-day average price of the Company’s common stock surrounding the date the transaction was announced in October 2002. The fair value of the Pihana Shareholder Warrants, which represent the right to purchase 133,442 shares of the Company’s common stock at an exercise price of $191.81 per share, was determined using the Black-Scholes option-pricing model and the following assumptions: fair market value per share of $5.70, dividened yield of 0%, expected volatility of 135%, risk-free interest rate of 4% and a contractual life of approximately 3 years.

The preliminary purchase price, including direct merger costs, have been allocated to assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The estimated fair value of the assets and liabilities assumed is summarized as follows (in thousands):

Cash and cash equivalents	$33,341
Accounts receivable	754
Other current assets	1,773
Property and equipment	6,057
Restricted cash	927
Other assets	2,329

Total assets acquired	45,181
Accounts payable and accrued expenses	(3,455)
Accrued restructuring charges and transaction fees	(9,470)
Other current liabilities	(42)
Capital lease obligations	(1,536)
Other liabilities	(2,302)

Net assets acquired	$28,376

The Company accounted for the Pihana Acquisition using the purchase method. Included in the net liabilities assumed are total restructuring charges of $9,470,000, which relate primarily to the exit of the undeveloped portion of the Pihana Los Angeles IBX hub leasehold, severance related to an approximate 30% reduction in workforce, including several officers of Pihana and some transaction-related professional fees. A substantial portion of these costs were paid in January 2003. Prior to December 31, 2002, Pihana sold their Korean IBX hub operations, which was excluded from the Pihana Acquisition, terminated or amended several operating leaseholds and recorded a substantial impairment charge against the value of their property and equipment assumed in the Pihana Acquisition. While the Company does not expect there will be any changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would likely result in a change to the amount of property and equipment assumed in the Pihana Acquisition.

There were no historical transactions between Equinix and Pihana. Certain reclassifications have been made to conform Pihana’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments such as restructuring costs to be incurred in connection with the merger or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(Continued)

3.    PURCHASE PRICE—i-STT

On December 31, 2002, a wholly-owned subsidiary of the Company acquired all issued and oustanding shares of i-STT from STT Communications (the “i-STT Acquisiton”). i-STT is a similar business to that of Equinix with IBX hub operations in Singapore and Thailand. The entire purchase price of $34,365,000 was comprised of (i) 1,868,666 shares of the Company’s Series A preferred stock and 1,084,686 shares of the Company’s common stock, with a total value of $31,187,000 and (ii) total cash consideration and direct transaction costs of $3,178,000.

The fair value of the Company’s stock issued was determined using the five-trading-day average price of the Company’s common stock surrounding the date the transaction was announced in October 2002. The Company determined that the fair value of the Series A preferred stock and the common stock was the same because the material rights, preferences and privileges of Series A preferred stock and the common stock are virtually identical.

The preliminary purchase price, including direct merger costs, have been allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company retained the services of an independent valuation expert to assist with the determination of the fair value of the intangible assets. The estimated fair value of the assets and liabilities assumed is summarized as follows (in thousands):

Cash and cash equivalents	$1,699
Accounts receivable	519
Other current assets	197
Property and equipment	10,824
Intangible asset—customer contracts	3,600
Intangible asset—tradename	300
Intangible asset—goodwill	21,440
Other assets	100

Total assets acquired	39,679
Accounts payable and accrued expenses	(4,153)
Accrued restructuring charges	(1,050)
Other current liabilities	(111)

Net assets acquired	$34,365

The Company accounted for the i-STT Acquisition using the purchase method. The customer contracts intangible asset will have a useful life of two years, the typical term of a customer contract, and the tradename intangible asset will have a useful life of one year, the contractual period under the Combination Agreement. Included in the net liabilities assumed, is an accrual of $400,000 representing the estimated costs to exit from an undeveloped IBX hub leasehold interest in Shanghai, China, and an accrual of $650,000 representing the estimated costs of winding down the joint venture operations in Thailand. The Company expects to complete these activities in 2003. While the Company does not expect there will be any changes to the Company’s preliminary purchase price due to any unknown contingent liabilities or purchase price adjustments, any subsequent adjustment to the purchase price would likely result in a change to the amount of goodwill carried on the balance sheet.

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(Continued)

There were no historical transactions between Equinix and i-STT. Certain reclassifications have been made to conform i-STT’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments such as restructuring costs to be incurred in connection with the merger or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

4.    FINANCING

In conjunction with the Combination, STT Communications made a $30.0 million strategic investment in the Company in the form of a convertible secured notes (the “Convertible Secured Note”) with a detachable warrant for the further issuance of 965,674 shares of preferred stock (the “Convertible Secured Note Warrant”), valued at $4,646,000 (the “Financing”). The Convertible Secured Note bears non-cash interest at an interest rate of 14% per annum, payable semi-annually in arrears, and has an initial term of five years. Interest on the Convertible Secured Note will be payable in kind in the form of additional convertible secured notes having a principal amount equal to the amount of interest then due having terms which are identical to the terms of the Convertible Secured Note (the “PIK Notes”). The Convertible Secured Note and Convertible Secured Note Warrant cannot be converted into shares of voting stock until December 31, 2004, except under certain limited circumstances as defined in the agreements. Notwithstanding this, STT Communication’s voting ownership is limited to 40% of the outstanding shares of the combined company.

The Convertible Secured Note Warrant was valued at $4,646,000. The fair value of the Convertible Secured Note Warrant was calculated under the provisions of APB 14 and determined using the Black-Scholes option-pricing model under the following assumptions: contractual life of five years, risk-free interest rate of 4%, expected volatility of 135% and no expected dividend yield. The Company has considered the guidance in EITF Abstract No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and has determined that the Convertible Secured Note does not contain a beneficial conversion feature as the fair value of the Company’s common stock on the date of issuance, was less than the stock conversion ratio outlined in the agreement. The allocated value to the Convertible Secured Note Warrant of $4,646,000 will be amortized using the effective interest rate method to interest expense over the five-year term of the Convertible Secured Note.

As the PIK Notes have terms that are identical to the terms of the Convertible Secured Note, the PIK Notes may have a beneficial conversion feature. Any beneficial conversion feature associated with the PIK Notes, which will be issued semi-annually, would result in an incremental charge to the Company’s interest expense over the term of the Convertible Secured Note and PIK Notes.

The costs related to the Financing of approximately $575,000 were capitalized and are being amortized to interest expense using the effective interest method, over the life of the Convertible Secured Note.

5.    SENIOR NOTE EXCHANGE

In December 2002, the Company, in connection with, and as a condition to closing the Combination and Financing, initiated an exchange offer to substantially reduce the amount of Senior Notes then outstanding in order to improve the Company’s existing capital structure and reduce the amount of outstanding debt of the Company, which we refer to herein as the “Senior Note Exchange”. The Senior Note Exchange was contingent on both the Combination and Financing closing, all of which were subject to stockholder vote. The Combination,

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(Continued)

Financing and Senior Note Exchange closed on December 31, 2002, and the Company retired an additional $116,774,000 of Senior Notes plus forgiveness of $8,855,000 of accrued and unpaid interest thereon in exchange for 1,857,436 shares of the Company’s common stock, valued at $12,482,000 based on the actual exchange date of the Senior Notes and $15,181,000 of cash. The Company wrote-off a proportionate amount of unamortized debt issuance costs and debt discount associated with these Senior Notes totaling $2,492,000 and $6,004,000, respectively. The Company incurred debt extinguishment costs totaling approximately $2,500,000 in connection with the retirement of these Senior Notes and recognized a gain on these transactions of $86,970,000. In conjunction with the Combination, Financing and Senior Note Exchange, the Company amended the Indenture governing the Senior Notes in order to allow the Combination and Financing to occur.

During the first half of 2002, the Company retired $52.8 million of Senior Notes in exchange for approximately 500,000 shares of common stock and approximately $2.5 million of cash, and as a result, recognized a $27.2 million gain on debt extinguishment.

6.    FURTHER AMENDMENT OF CREDIT FACILITY

In connection with the Combination, Financing and Senior Note Exchange, the Company entered into the Second Amendment to the Amended and Restated Senior Credit Facility. As part of the Second Amendment to the Amended and Restated Senior Credit Facility, the Company permanently repaid $8.5 million of the amount currently outstanding ($100.0 million). In addition, amendment fees, which were paid to the lenders of $1.3 million, have been reflected as additional debt issuance costs, which will be amortized to interest expense over the remaining term of this facility.

7.    PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined consolidated condensed statement of operations has been prepared assuming the transactions described above were completed on December 31, 2001.

The unaudited pro forma combined consolidated condensed statement of operations gives effect to the following pro forma adjustments:

(a)	Represents the reversal of revenues related to Pihana’s Korean subsidiary excluded from the Pihana Acquisition.

(b)	Represents (i) the reversal of excess Pihana depreciation as its historical property and equipment was ascribed significantly less value in the acquisition and (ii) the reversal of depreciation and operating expenses related to Pihana’s Korean subsidiary excluded from the Pihana Acquisition.

(c)	Represents (i) the amortization of the i-STT customer contract intangible resulting from the i-STT Acquisition, over an estimated useful life of 24 months and (ii) the amortization of the i-STT tradename intangible resulting from the i-STT Acquisition, over an estimated useful life of 12 months.

(d)	Represents the reversal of excess Pihana depreciation as its historical property and equipment was ascribed significantly less value in the Pihana Acquisition.

(e)	Represents the reversal of Pihana’s $101,683,000 impairment charge for long-lived assets, representing the impairment of Pihana’s property and equipment that it recorded, as these assets were ascribed a significantly lower fair value at the closing of the Pihana Acquisition due to the purchase price.

(f)	Represents the reversal of interest income generated by cash held by Pihana’s Korean subsidiary excluded in the Pihana Acquisition.

EQUINIX, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS—(Continued)

(g)	Represents (i) the additional interest expense associated with the Convertible Secured Note issued in the Financing, (ii) the reversal of interest expense associated with the retirement of Senior Notes under the Senior Note Exchange and (iii) the reversal of interest expense associated with the repayments of the Credit Facility as follows (in thousands):

For the year ended December 31, 2002
Interest expense from Convertible Secured Note	$(4,200)
Interest expense associated with Convertible Secured Note Warrant	(983)
Interest expense associated with the Convertible Secured Note issuance costs	(116)
Interest expense savings associated with Senior Note exchanges	18,632
Net interest expense savings associated with Credit Facility repayments	268
Interest expense related to Korean subsidiary excluded from Pihana acquisition	55

Net change to interest expense	$13,656

(h)	Represents the reversal of the gain on debt extinguishments associated with the historical Senior Note debt exchanges during the year ended December 31, 2002 as these unaudited pro forma financial statements assume that these retirements took place as of December 31, 2001.

(i)	Represents the reversal of other income and expense related to Pihana’s Korean subsidiary excluded in the Pihana Acquisition, primarily the gain recognized on the sale of the Korean subsidiary.

(j)	Represents the shares of common stock associated with the Combination and Senior Note Exchange as described above as if they were outstanding as of January 1, 2002 as follows (in thousands):

Common stock issued in connection with Pihana acquisition	2,416
Common stock issued in connection with i-STT acquisition	1,085
Common stock issued in connection with Senior Note exchange	1,857

5,358

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of Pihana Pacific, Inc.

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Pihana Pacific, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended and for the period from June 11, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

October 17, 2002

PIHANA PACIFIC, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2002	December 31,
		2001	2000
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,074	$35,077	$161,104
Short-term investments	33,391	32,665	30,522
Accounts receivable, net	493	308	6
Income tax receivable	819	1,114	225
Prepaid expenses and other assets	971	3,604	874

Total current assets	40,748	72,768	192,731
Property and equipment, net	25,502	107,628	35,730
Deposits and other assets	6,536	5,697	5,070

Total assets	$72,786	$186,093	$233,531

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$759	$2,069	$14,808
Accrued liabilities	4,463	6,217	1,766
Current portion of capital lease obligations	1,536	1,748	—

Total current liabilities	6,758	10,034	16,574
Capital lease obligations—less current portion	661	1,757	—
Deferred rent	2,470	1,942	893
Deferred revenue	359	161	—

Total liabilities	10,248	13,894	17,467

Commitments (Note 7)
Series A redeemable preferred stock, $0.001 par value; 5,000,000 shares authorized, issued and outstanding	14,534	13,814	12,854
Series B redeemable convertible preferred stock, $0.001 par value; 123,530,036 shares authorized, 80,189,964 (unaudited), 80,189,964 and 79,211,469 shares issued and outstanding at September 30, 2002, December 31, 2001 and December 31, 2000, respectively	216,222	216,222	213,592
Series B redeemable convertible preferred stock warrant	6,741	6,741	6,741
Stockholders’ deficit:
Common Stock: $0.001 par value; 183,524,985 shares authorized, 34,770,307 (unaudited), 34,698,036 and 35,403,600 shares issued and outstanding at September 30, 2002, December 31, 2001 and December 31, 2000, respectively	6	6	6
Additional paid-in capital	—	—	281
Deferred stock compensation	—	—	(127)
Accumulated other comprehensive income (loss)	294	(3,062)	(247)
Accumulated deficit	(175,259)	(61,522)	(17,036)

Total stockholders’ deficit	(174,959)	(64,578)	(17,123)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$72,786	$186,093	$233,531

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Nine Months Ended September 30,		Years Ended December 31,		Period from June 11, 1999 (date of inception) to December 31, 1999
	2002	2001	2001	2000
	(unaudited)
Revenue	$3,123	$342	$1,018	$13	$—
Costs and operating expenses:
Cost of revenues	23,856	23,183	31,791	10,036	242
Sales and marketing	5,244	6,611	8,771	3,117	9
General and administrative	8,029	8,190	10,881	5,381	782
Non-recurring charges	2,770	463	463	—	—
Impairment of long-lived assets	77,000	—	—	—	—

Total operating expenses	116,899	38,447	51,906	18,534	1,033

Loss from operations	(113,776)	(38,105)	(50,888)	(18,521)	(1,033)
Other income (expense):
Interest and other income	1,283	4,699	5,400	2,344	44
Foreign currency gain/(loss)	(410)	424	605	—	—
Interest expense	(145)	(10)	(82)	—	—

Total other income	728	5,113	5,923	2,344	44

Loss before income tax benefit	(113,048)	(32,992)	(44,965)	(16,177)	(989)
Income tax benefit	—	668	1,114	224	—

Net loss	$(113,048)	$(32,324)	$(43,851)	$(15,953)	$(989)

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Common Stock Shares	Amount	Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
Issuance of common stock	36,000,000	$4	$12	$—	$—	$—	$16
Dividends on redeemable preferred stock	—	—	(12)	—	—	(94)	(106)
Net loss	—	—	—	—	—	(989)	(989)

Balances, December 31, 1999	36,000,000	4	—	—	—	(1,083)	(1,079)
Issuance of common stock	160,000	—	29	—	—	—	29
Issuance of common stock to consultants	1,400,000	2	901	—	—	—	903
Repurchase of founder’s stock	(2,156,400)	—	(1)	—	—	—	(1)
Deferred stock compensation	—	—	142	(142)	—	—	—
Amortization of deferred stock compensation	—	—	—	15	—	—	15
Dividends on redeemable preferred stock	—	—	(790)	—	—	—	(790)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(15,953)	(15,953)
Cumulative translation adjustment	—	—	—	—	(458)	—	(458)
Unrealized gain on short-term investments	—	—	—	—	211	—	211

Net comprehensive loss	—	—	—	—	(247)	(15,953)	(16,200)

Balances, December 31, 2000	35,403,600	6	281	(127)	(247)	(17,036)	(17,123)
Issuance of common stock	138,186	—	28	—	—	—	28
Repurchase of founder’s stock	(843,750)	—	—	—	—	—	—
Repricing of option grants	—	—	(127)	127	—	—	—
Deferred stock compensation	—	—	108	—	—	—	108
Stock compensation on acceleration of option vesting	—	—	35	—	—	—	35
Dividends on redeemable preferred stock	—	—	(325)	—	—	(635)	(960)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(43,851)	(43,851)
Cumulative translation adjustment	—	—	—	—	(3,309)	—	(3,309)
Unrealized gain on short-term investments	—	—	—	—	494	—	494

Net comprehensive loss	—	—	—	—	(2,815)	(43,851)	(46,666)

Balances, December 31, 2001	34,698,036	6	—	—	(3,062)	(61,522)	(64,578)
Issuance of common stock, net of repurchases (unaudited)	72,271	—	31	—	—	—	31
Dividends on redeemable preferred stock (unaudited)		—	(31)	—	—	(689)	(720)
Comprehensive income (loss):
Net loss (unaudited)	—	—	—	—	—	(113,048)	(113,048)
Cumulative translation adjustment (unaudited)	—	—	—	—	3,648	—	3,648
Unrealized gain (loss) on short-term investments (unaudited)	—	—	—	—	(292)	—	(292)

Net comprehensive loss (unaudited)	—	—	—	—	3,356	(113,048)	(109,692)

Balances, September 30, 2002 (unaudited)	34,770,307	$6	$—	$—	$294	$(175,259)	$(174,959)

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,		Years Ended December 31,		Period from June 11, 1999 (date of inception) to December 31, 1999
	2002	2001	2001	2000
	(unaudited)
Cash flows from operating activities:
Net loss	$(113,048)	$(32,324)	$(43,851)	$(15,953)	$(989)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,801	6,611	10,325	954	10
Stock-based compensation	—	245	268	945	—
Loss on disposal of property and equipment	—	—	220	3	—
Foreign currency gain	410	(424)	(605)	—	—
Non-recurring charges	2,770	463	463	—	—
Impairment of long-lived assets	77,000	—	—	—	—
Changes in certain operating assets and liabilities:
Accounts receivable	(184)	(180)	(303)	(248)	(2)
Income tax receivable	295	(668)	(889)	(225)	—
Prepaid expenses and other assets	2,632	(1,057)	(2,729)	(616)	(13)
Accounts payable	(1,159)	2,321	(506)	2,223	127
Accrued liabilities	(1,024)	1,497	2,300	1,525	25
Payments for non-recurring charges	(1,361)	(463)	(463)	—	—
Deferred rent	528	1,258	1,049	893	—
Deferred revenue	198	72	161	—	—

Net cash used in operating activities	(23,142)	(22,649)	(34,560)	(10,499)	(842)

Cash flows from investing activities:
Purchase of property and equipment	(3,129)	(86,162)	(88,836)	(23,742)	(914)
Purchase of short-term investments	(1,018)	(1,299)	(1,649)	(30,311)	—
Increase in deposits and other assets	(931)	(857)	(627)	(5,045)	(25)
Proceeds from sale of property and equipment	—	—	232	—	—

Net cash used in investing activities	(5,078)	(88,318)	(90,880)	(59,098)	(939)

Cash flows from financing activities:
Proceeds from issuance of Series B redeemable convertible preferred stock, net	—	2,505	2,505	205,334	—
Repayments of capital lease obligations	(1,309)	(72)	(416)	—	—
Proceeds from issuance of common stock	62	27	27	1	16
Repurchase of common stock	(31)	—	—	(1)	—
Proceeds from issuance of convertible promissory notes	—	—	—	15,000	—
Proceeds from issuance of Series A redeemable preferred stock, net	—	—	—	9,000	2,958

Net cash provided by (used in) financing activities	(1,278)	2,460	2,116	229,334	2,974

Effect of exchange rate changes on cash	(505)	158	(2,703)	174	—

Net increase (decrease) in cash and cash equivalents	(30,003)	(108,349)	(126,027)	159,911	1,193
Cash and cash equivalents at beginning of period	35,077	161,104	161,104	1,193	—

Cash and cash equivalents at end of period	$5,074	$52,755	$35,077	$161,104	$1,193

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Nine Months Ended September 30,		Years Ended December 31,		Period from June 11, 1999 (date of inception) to December 31, 1999
	2002	2001	2001	2000
	(unaudited)
Supplemental cash flow information and disclosure of noncash investing and financing activities:
Property and equipment acquired under capital leases	$—	$2,039	$3,922	$—	$—
Accrued dividends on redeemable preferred stock	$720	$720	$960	$790	$106
Accrued liabilities for construction costs	$1,419	$—	$2,149	$—	$—
Unrealized gain (loss) on short-term investments	$(292)	$373	$494	$211	$—
Accounts payable for the purchase of property and equipment	$—	$1,532	$151	$12,383	$—
Issuance of common stock to consultants	$—	$—	$—	$902	$—
Conversion of convertible promissory notes and accrued interest into shares of Series B redeemable convertible preferred stock	$—	$—	$—	$15,217	$—
Issuance of Series B redeemable convertible preferred stock warrant	$—	$—	$—	$6,741	$—
Issuance of Series B redeemable convertible preferred stock to non-employees	$—	$—	$125	$—	$—
Capitalized interest recorded in property and equipment	$—	$—	$—	$217	$—

The accompanying notes are an integral part of these consolidated financial statements.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Pihana Pacific, Inc. (the “Company”) was incorporated in Delaware on June 11, 1999. The Company provides co-location Internet exchange facilities in Asia, the Pacific, and the United States. The Company and its subsidiaries have operations in the United States, Singapore, Hong Kong, Japan, Korea, Australia and Taiwan.

2.    Summary of Significant Accounting Policies

Stock split

The Company affected a four-for-one stock split by way of a dividend of three shares of common stock for every one share of common stock outstanding on December 1, 1999 and a two-for-one stock split by way of a dividend of one share of common stock for every one share outstanding on February 18, 2000. All share and per share amounts in these consolidated financial statements have been adjusted to give effect to these stock splits.

Basis of presentation

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Since its inception, the Company has been successful in completing several rounds of financing. During the same period, the Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 2001, the Company incurred a loss from operations of $50,888,000 and negative cash flows from operations of $34,560,000. As of December 31, 2001, the Company had an accumulated deficit of $61,522,000. The Company expects that its current cash and cash equivalents and short-term investments should be sufficient to meet the working capital and corporate overhead requirements associated with data centers for the foreseeable future. Failure to generate sufficient revenues, raise additional capital, or reduce certain discretionary spending, could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Management’s plans to improve the Company’s liquidity include arranging for alternative sources of funding through additional equity capital, implementing cost saving initiatives in order to preserve cash or a merger or sale of the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

Unaudited interim financial information

The financial information at September 30, 2002 and for the nine months ended September 30, 2002 and September 30, 2001 is unaudited but includes all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of financial position of such data and the operating results and cash flows for such periods. Results of the nine months ended September 30, 2002 are not necessarily indicative of the results for the entire year.

Certain significant risks and uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. Management of the Company believes that changes in any of the following areas could have significant effects

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the Company in terms of its future financial position, results of operations, and cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying the Company’s products or services; market acceptance of the Company’s products or services under development; litigation or other claims against the Company; the hiring, training, and retention of key employees; successful and timely completion of product development efforts; new product introductions by competitors; and achievement of sustained profitable operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Financial instruments and concentration of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risks consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in high quality financial institutions. The Company performs its services primarily for customers in Asia and the United States. To reduce credit risk, the Company periodically evaluates its customers’ financial condition and creditworthiness.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid instruments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market mutual funds and certificates of deposit with financial institutions with maturities of between 7 and 60 days. Short-term investments generally consist of certificates of deposits with maturities of between 90 and 180 days and highly liquid debt and equity securities of corporations, municipalities and the U.S. government. Short-term investments are classified as “available-for-sale” and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders’ equity as a component of comprehensive income. The cost of securities sold is based on the specific identification method.

The Company classifies its investment in a fixed income fund as available-for-sale in accordance with the provision of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Debt and Equity Securities.” These securities are carried at fair market value (cost at September 30, 2002, December 31, 2001 and 2000 was $32,978,000 (unaudited), $31,960,000 and $30,311,000, respectively), with unrealized gains and losses reported in stockholders’ equity as a component of other comprehensive loss.

Fair value of financial instruments

The carrying value amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair value due to either the short-term maturity or the prevailing interest rates of the related instruments.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and equipment

Property and equipment are stated at cost and are depreciated on the straight line basis over their estimated useful lives of two to seven years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements.

Construction in progress

Construction in progress includes direct and indirect expenditures for the construction of internet exchange (“IX”) hubs and is stated at original cost. The Company has contracted out substantially all of the construction of the IX hubs to independent contractors under construction contracts. Construction in progress includes certain costs incurred under a construction contract including project management services, site identification and evaluation services, engineering and schematic design services, design development and construction services and other construction-related fees and services. Once a hub becomes operational, these capitalized costs are depreciated at the appropriate rate consistent with the estimated useful life of the underlying asset.

Impairment of long-lived assets

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the estimated future undiscounted net cash flows the assets are expected to generate. A deficiency in the cash flows relative to the carrying amount is an indication of the need for write-down due to impairment. The impairment write-down would be the difference between the carrying amount and the estimated fair value of the asset. There have been no such impairments of long-lived assets at December 31, 2001 and 2000.

The Company adopted the provisions of SFAS 144 with effect from January 1, 2002 and recorded an impairment write-down during the three months ended June 30, 2002 (see Note 3).

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

Deferred rent

The Company records its rental expense on long-term leases using the straight-line method. Differences between cash payments and rental expense are recorded as deferred rent.

Revenue

Revenue consists of monthly recurring fees for co-location and internet exchange services at the data centers, service fees associated with the delivery of professional services, and nonrecurring installation fees. Revenues from co-location and internet exchange services are billed monthly and recognized ratably over the term of the contract, generally one to five years. Professional service fees are recognized in the period in which the services were provided and represent the culmination of the earnings process. Nonrecurring installation fees are deferred and recognized ratably over the term of the related contract.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2001, the Company entered into an agreement with Qwest Hong Kong Technology Ltd (“Qwest HK”) whereby Qwest HK agreed to purchase from the Company various colocation and related services (“Pihana Services”) at some or all of the data centers operated by the Company and the Company agreed to purchase from Qwest HK various Internet access services within Asia and the United States (“Qwest Services”) at each of its data centers. The consideration payable for both the Pihana Services and Qwest Services was, in aggregate, $5,736,000 during a five-year period.

In light of the nature of this arrangement, the Company has accounted for the value of the purchase commitments and revenues resulting from this agreement as an exchange arrangement. As a result, and having considered the guidance in Accounting Principles Board (“APB”) Opinion 29, “Accounting for Nonmonetary Transactions,” the Company has determined that the revenue and purchase commitments arising from this arrangement should be offset and, as a result, there is no overall impact on the results of operations and balance sheet that arises from this arrangement.

Stock-based compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method no compensation expense is recorded when the exercise price of employee stock options equals or exceeds the fair value of the common stock on the date of grant. The Company provides pro forma disclosure of operating results, as if the minimum value method had been applied.

The Company accounts for stock-based awards to nonemployees using the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (“EITF”) consensus on Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Comprehensive income

The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company’s net loss or stockholders’ equity. SFAS No. 130 requires unrealized gains or losses on the Company’s available-for-sale securities and changes in cumulative translation adjustments to be included in other comprehensive income (loss). Comprehensive income (loss) consists of net loss and other comprehensive income (losses).

Cumulative translation adjustment

For foreign operations with the local currency as the functional currency, assets and liabilities are translated at period-end exchange rates, and the statement of operations is translated at the average exchange rates during the period. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

Derivatives and hedging activities

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, at the beginning of its fiscal year 2001. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 did not have a material effect on the financial statements of the Company. As of December 31, 2001, the Company had not entered into any derivative or hedging activities.

Recent accounting pronouncements

In November 2001, the EITF reached a consensus on EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which is a codification of EITF Nos. 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor’s products is a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001. Upon adoption the Company is required to reclassify all prior period amounts to conform to the current period presentation. The adoption of EITF No. 01-09 did not have a material impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force Issue No. 94-3 where a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material impact on its results of operations, financial position or cash flows.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3.    Balance Sheet Components

Cash, cash equivalents and short-term investments

Cash, cash equivalents and short-term investments consisted of the following (in thousands):

	December 31,
	2001	2000
Money market	$35,077	$161,104
Municipal bonds	32,665	30,522

Total available-for-sale securities	67,742	191,626
Less: Amounts classified as cash and cash equivalents	(35,077)	(161,104)

Total market value of short-term investments	$32,665	$30,522

The maturities of short-term investments at the date of purchase were less than one year.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001 and 2000, cost approximated market value of cash, cash equivalents and short-term investments; unrealized gains and losses were a gain of $705,000 as of December 31, 2001 and $211,000 as of December 31, 2000. As of December 31, 2001 and 2000, cash equivalents included investments in other securities with various contractual maturity dates that do not exceed 90 days. Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the nine months ended September 30, 2002 (unaudited) or the years ended December 31, 2001 and 2000. For the purpose of determining gross realized gains and losses, the cost of securities is based upon specific identification.

Included within deposits and other assets at December 31, 2001 and 2000 is $1,372,000 and $1,020,000, respectively, of restricted cash pursuant to certain lease arrangements.

Accounts receivable

Accounts receivable, net, consists of the following (in thousands):

	December 31,
	2001	2000
Accounts receivable	$516	$6
Unearned revenue	(161)	—

	355	6
Less: Allowance for doubtful accounts	(47)	—

	$308	$6

Unearned revenue consists of pre-billing for services that have not yet been provided, but which have been billed to customers ahead of time in accordance with the terms of their contract. Accordingly, the Company invoices its customers at the end of a calendar month for services to be provided the following month.

Property and equipment

Property and equipment consists of (in thousands):

	December 31,
	2001	2000
Leasehold improvements	$94,712	$2,814
Machinery and equipment	741	200
Computer equipment and software	18,041	7,603
Furniture and fixtures	1,118	717
Construction in progress	3,942	25,360

	118,554	36,694
Less: Accumulated depreciation	(10,926)	(964)

Property and equipment, net	$107,628	$35,730

As of December 31, 2001, property and equipment includes $4,229,000 of computer equipment acquired under capital leases. Accumulated amortization of the assets held under capital leases totaled $307,000. No assets were acquired under capital leases prior to December 31, 2000.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2001 and 2000, the Company disposed of assets with a book value of $452,000 and $3,000, respectively, for cash proceeds of $232,000 and $nil, respectively. As a result of these disposals the Company recorded a loss on disposal of $220,000 and $3,000 during the years ended December 31, 2001 and 2000, respectively.

In August 2001 the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” ( SFAS 144 ), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.

The Company adopted the provisions of SFAS 144 with effect from January 1, 2002. In accordance with the provisions of SFAS 144, the Company has considered whether indicators exist which would indicate that an impairment assessment should be undertaken. This review was undertaken during the three months ended June 30, 2002 and the Company concluded that as a result of a number of factors it would appear to be appropriate to consider whether the Company’s long-lived assets, consisting primarily of the Company’s IX centers, are impaired. Among the factors the Company considered were:

•	the continuing challenges seen in the managed service sector and the impact this has had on a number of targeted customers, such as Global Crossing, MFN, Worldcom and Level 3;

•	the impact of the current economic outlook on management’s forecasted results for these assets and the ability to achieve their original forecasted results;

•	the appointment of an investment banker in April 2002 to assist with the exploration of possible sale transactions for the Company;

•	the status of discussions in progress at that time with certain suitors with regard to the potential sale of the assets to a third party; and

•	the expected resale value of the Company’s fixed assets being significantly below their book value given current market conditions.

Following this impairment assessment, the Company has determined that the carrying value of the assets exceeds their estimated fair values and recorded an impairment charge of approximately $77.0 million to write-down the value of long-lived assets during the three months ended June 30, 2002. Management determined the fair value of assets based on the best available evidence and applied the traditional present value technique as permitted under SFAS 144 using a discount rate of 25%. This discount rate was based upon the risk-free rate of interest plus an adjustment for a market risk premium based upon historical risk premiums required by investors for companies of the Company’s size, industry and capital structure and included risk factors specific to the Company. In addition, in determining the market risk premium, management considered venture capital rates of return required for investment companies during their early stages of development and the risk associated with the corresponding operating challenges.

In October 2002, the Company entered into a combination agreement to merge with a wholly owned subsidiary of Equinix, Inc. (see Note 10). Consistent with the guidance in SFAS 144, however, the Company has treated the carrying value of these long-lived assets as being held and used.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2001	2000
Accrued compensation expenses	$2,524	$1,506
Accrued construction costs	2,149	—
Other liabilities	1,544	260

	$6,217	$1,766

4.    Redeemable Preferred Stock

The Company’s outstanding redeemable preferred stock consists of the following (in thousands, except share data):

	Series A Redeemable Preferred Stock		Series B Redeemable Convertible Preferred Stock
	Shares	Amount	Shares	Amount
Issuance of Series A redeemable preferred stock	1,250,000	$2,958	—	$—
Dividends on redeemable preferred stock	—	106	—	—

Balances, December 31, 1999	1,250,000	3,064	—	—

Issuance of Series A redeemable preferred stock	3,750,000	9,000	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $666	—	—	79,211,469	220,333
Issuance of Series B redeemable preferred stock warrant	—	—	—	(6,741)
Dividends on redeemable preferred stock	—	790	—	—

Balances, December 31, 2000	5,000,000	12,854	79,211,469	213,592

Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $100	—	—	933,692	2,505
Issuance of Series B redeemable convertible preferred stock for non-employee services	—	—	44,803	125
Dividends on redeemable preferred stock	—	960	—	—

Balances, December 31, 2001	5,000,000	13,814	80,189,964	216,222

Dividends on redeemable preferred stock (unaudited)	—	720	—	—

Balances, September 30, 2002 (unaudited)	5,000,000	$14,534	80,189,964	$216,222

Liquidation value, September 30, 2002 (unaudited)	—	$12,000	—	$335,996

Included in the Series B preferred stock are 44,803 shares of Series B-1 preferred stock which were issued in 2001 in exchange for services provided to the Company. The Company has recorded an expense of $125,000 in connection with the issuance of these shares which represents the fair value of the stock granted.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant terms of the Series A, Series B-1, and Series B-2 preferred stock are as follows:

Dividends

Dividends on each share of Series A preferred stock accrue at 8% per annum. The dividends are cumulative and payable only if declared by the board of directors of the Company. No dividends accrue on Series B-1 or B-2 preferred stock.

Liquidation preferences

If the Company is liquidated, dissolved or wound up, the holders of the Series B-1 and B-2 preferred stock are entitled to receive prior and in preference to any distribution of any assets to the holders of common stock and Series A preferred stock. The liquidation preference of the Series B-1 and B-2 preferred stock is $4.19 per share. If funds are sufficient to make a complete distribution to the Series B-1 and B-2 preferred stockholders, the holders of the Series A preferred stock are entitled to receive, prior to and in preference to any distribution to holders of common stock, an amount equal to the price at which the Series A preferred stock was purchased from the Company plus all accrued but unpaid dividends whether or not earned or declared. The liquidation preference of the Series A preferred stock is $2.40. After such liquidation preference is satisfied, the remaining net assets are distributed ratably to the common stockholders. A merger resulting in a change in control or a sale of the Company is treated as a liquidation.

Voting rights

Each share of Series B-1 preferred stock is entitled to the number of votes of common stock into which such shares of Series B-1 preferred stock could be converted. The Series A and Series B-2 preferred stockholders have no voting rights, except in matters of a liquidation or change in ownership.

Conversion

Each share of Series B-1 preferred stock is convertible at the option of the holder into the number of shares of Class B common stock as determined by dividing the Series B issue price by the conversion price in effect at the time of the conversion, initially $2.79.

Each share of Series B-2 preferred stock is convertible at the option of the holder into one share of Series B-1 preferred stock or the number of shares of Class B common stock as determined by dividing the Series B issue price by the conversion price in effect at the time of the conversion.

Each share of Series B-1 and B-2 preferred stock is automatically converted into shares of Class B common stock at the conversion price, initially $2.79, upon the closing of an initial public offering with net proceeds equal or exceeding $80,000,000 at a price per share equal to at least $4.883 or at the election of two-thirds of the holders of Series B-1 and B-2 preferred stocks.

Series A preferred stock is non-convertible.

Redemption

The Company may at any time redeem all or any portion of the shares of Series A stock then outstanding at a price per share equal to the liquidation preference. At the request of the majority holders of the Series A preferred stock, the Company shall redeem the Series A preferred stock at an amount equal to $2.40 (plus all

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accrued and unpaid dividends) upon the closing of an initial public offering with net proceeds equal or exceeding $25,000,000, at a price per share reflecting “pre-money valuation” of the Company of not less than $60,000,000. Outside of the preferences granted upon liquidation, the holders of Series B-1 and B-2 preferred stock have no redemption rights.

Series B-1 warrants

In connection with the issuance of Series B-1 preferred stock, in October 2000, the Company contingently issued warrants to purchase 15,000,000 shares of Series B-1 Stock at an exercise price of $0.01. The purchase rights represented by these warrants were exercisable at any time after March 31, 2001 provided that at such date the Company had not issued or sold at least an aggregate of 80,645,161 shares of the Company’s Series B preferred stock with aggregate cash proceeds of at least $225,000,000. The terms of these warrants were amended in March, 2001 such that the warrants were exercisable at any time after March 31, 2001 provided that at such date the Company had not issued or sold at least an aggregate of 79,107,526 shares of the Company’s Series B preferred stock with aggregate cash proceeds of at least $223,000,000.

As of March 31, 2001, the Company had issued 80,145,161 shares of Series B stock for total gross proceeds of $223,604,999. As a result, the conditions for the exercise of these warrants had not been met and as a result, the warrant agreement was effectively terminated.

The Company issued warrants to purchase 4,587,384 shares of Series B-1 stock at an exercise price of $5.58 per share. All of these warrants were issued to Series B-1 stockholders and expire upon the earlier of October 2005 or the closing of an initial public offering resulting in proceeds of at least $80,000,000 and with an offering price of at least $4.88 per share. The estimated value of these warrants was approximately $6,741,000 and was recorded as a reduction to the carrying value of the preferred stock. The warrant valuation was estimated in accordance with the provisions of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, using the Black-Scholes option pricing model under the following assumptions: risk free interest rate of 5%, expected term of five years, expected dividend yield of 0% and volatility of 80%.

5.    Common Stock

The authorized capital stock of the Company consists of 50,000,000 shares of Class A Common Stock, $0.001 par value, 133,524,985 shares of Class B Common Stock, $0.001 par value, and 128,530,036 shares of Preferred Stock, $0.001 par value, of which 5,000,000 have been designated Series A Preferred Stock (the “Series A Preferred”), 105,608,889 have been designated Series B-1 Preferred, and 17,921,147 of which have been designated Series B-2 Preferred.

Repurchase rights

In 1999, a total of 9,000,000 shares of Common Stock were issued to the Company’s two founders (the “founders Shares”). The Company has the right of first refusal to match any purchase offer at the original issuance price with respect to the sale of such founder Shares.

In July 2000, in connection with the resignation of one of the Company’s founders, the Company exercised its repurchase option and purchased 2,156,400 unvested shares of common stock at a price of $0.00045 per share. The remaining 2,203,600 vested shares owned by the founder were sold directly to other officers and common stockholders at a price of $0.5163 per share. In June 2001, the Company’s other founder resigned. As a result, the founder’s 843,750 unvested shares were repurchased by the Company.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reserved shares

At December 31, 2001, the Company had reserved 105,608,889 and 12,413,214 shares of common stock for future issuance upon conversion of preferred stock and exercise of options under the stock option plan, respectively. In addition, the Company has reserved 37,508,531 shares of Series B-1 preferred stock for issuance upon the conversion of the Series B-2 preferred stock and the exercise of Series B-2 warrants.

Stock options

Under the Company’s 1999 stock option plan (the “Plan”), up to 12,711,400 options may be granted to employees or consultants, including officers and directors, as incentive or nonstatutory options. Nonstatutory stock options granted to employees, directors, or consultants must be granted at not less than 85% of fair market value at the date of grant as determined by the board of directors of the Company. If the optionee, at the time the option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the option price of incentive stock options shall not be less than 110% of the fair market value of the shares on the date of grant. Options under the Plan generally become exercisable 25% on the one- year anniversary of the grant date and  1/48 per month thereafter. The options under the Plan expire 10 years from the date of grant.

A summary of stock option activity is as follows:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price per Share
Outstanding, June 11, 1999	—	—	$—
Authorized	12,711,400	—	—
Granted	(500,000)	500,000	0.005

Balances, December 31, 1999	12,211,400	500,000	0.005
Granted	(6,167,500)	6,167,500	0.602
Exercised	—	(115,000)	0.005
Canceled	634,000	(634,000)	0.625

Balances, December 31, 2000	6,677,900	5,918,500	0.577
Granted	(7,355,000)	7,355,000	0.625
Exercised	—	(138,186)	0.199
Canceled	901,126	(901,126)	0.060

Balances, December 31, 2001	224,026	12,234,188	$0.623

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional information regarding options outstanding as of December 31, 2001 is as follows:

Exercise Price	Options Outstanding		Weighted Average Exercise Price	Options Exercisable
	Number of Shares	Weighted Average Remaining Contractual Life (in Years)		Number of Shares	Weighted Average Exercise Price
$0.005	40,000	7.64	$0.005	7,146	$0.005
$0.625	12,194,188	8.85	$0.625	3,909,528	$0.625

$0.005-$0.625	12,234,188	8.85	$0.623	3,916,674	$0.624

The weighted-average grant date minimum value per share of options granted to employees under the Plan during the years ended December 31, 2001 and 2000 and the period ended December 31, 1999 was $0.136, $0.200 and $0.0015, respectively. The number of exercisable options at December 31, 2001, 2000 and 1999 was 3,916,674, 365,925 and nil, respectively. The weighted average exercise price of the exercisable options at December 31, 2001 and 2000 was $0.624 and $0.550. No options were exercisable at December 31, 1999.

Stock-based compensation

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company’s common stock on the date of grant. In 2000, the Company recorded deferred stock compensation expense of $142,000. In 2001, these options were amended to increase the exercise price to fair value. As a result, $127,000 of the unamortized deferred compensation was reversed. In addition, the Company recorded $108,000 and $35,000 of additional stock based compensation in 2001 in relation to a favorable repurchase feature provided as part of one employee stock option grant and the acceleration of option vesting for one employee upon termination of employment.

Had compensation cost been determined based on the minimum value of the options at the grant date, the impact on the Company’s net loss would have been as follows (in thousands):

	Year Ended December 31,
	2001	2000	1999
Net loss:
As reported	$(43,851)	$(15,953)	$(989)
Pro forma	$(44,413)	$(16,026)	$(989)

For the purpose of pro forma disclosure, the minimum value of each option grant is estimated on the date of grant using the following assumptions for grants in 2001, 2000 and 1999: no dividend yield; risk free interest rates of approximately 4.5%, 6.4% and 5.7%, respectively; no volatility; and expected life of 5.5 years.

Non-employee options

In June 2000, the Company issued 200,000 shares of common stock to a consultant for consulting services. The Company recorded $125,000 of stock compensation expense for the issuance of these shares. These shares were valued using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 80%; risk-free rate of 6% and a contractual life of 10 years.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2000, the Company issued 1.1 million shares of common stock to a director for past consulting services. The Company recorded $688,000 of stock compensation expense for the issuance of these shares. The Company also issued 100,000 shares to a university for consulting services. The Company recorded $90,000 of stock compensation expense for the issuance of these shares. Both stock issuances nullified the stock options previously issued to the directors and university.

The fair value of these non-employee options were made using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; Expected volatility of 80%, Risk-free rate of 6% and a contractual life of 10 years. No option grants were made to non-employees in the year ended December 31, 2001 or the period ended December 31, 1999.

6.    Income Taxes

The components of the income tax credit for the years ended December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Current—refundable from the State of Hawaii	$1,114	$224

Total	$1,114	$224

The current income tax benefit relates to a research and development tax credit the Company was eligible to receive from the State of Hawaii. This 20% credit is refundable and is based on all qualifying research and development expenditures incurred in Hawaii. This tax credit is similar to the federal research and development tax credit but the calculation does not require incremental R&D expenditures annually.

The components of net deferred tax assets at December 31, 2001 and 2000 are as follows (in thousands):

	December 31,
	2001	2000
Deferred tax assets:
Net operating loss carryforwards	$9,605	$3,194
Start-up costs	1,293	1,646
Deferred rent	514	250
Depreciation	458	—
Accrued vacation	113	—
Stock compensation	88	118
Deferred revenue	62	—

	12,133	5,208

Deferred tax liabilities:
Unrealized gain on short-term investments	(268)	(80)
Depreciation	—	(96)

Gross deferred tax assets	11,865	5,032
Valuation allowance	(11,865)	(5,032)

Net deferred tax assets	$—	$—

The 2001 and 2000 provisions differ from the amount computed using the statutory rate primarily due to foreign operations and translation adjustments.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net increase in the valuation allowance in 2001 was primarily the result of increased net operating losses and tax credit carryforwards generated during the year, against which the Company provided a full valuation based on the Company’s evaluation of the likelihood of realization of future tax benefits resulting from deferred tax assets.

As of December 31, 2001, the Company had available for carryforward net operating losses for federal and state income tax purposes of approximately $25,277,000, which will expire in 2021, and is subject to limitations. During 2001 and 2000, the Company accrued approximately $1.1 million and $0.2 million, respectively, in research and development credits from the State of Hawaii.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company experiences a change in ownership, utilization of the carryforwards could be restricted.

7.    Commitments

Lease obligations

Facilities are leased under noncancelable operating leases expiring through December 31, 2015. Rent expense for the years ended December 31, 2001 and 2000, and the period from June 11, 1999 (date of inception) to December 31, 1999, was $9,599,000, $2,445,000, and $122,000, respectively.

Future minimum payments for noncancelable leases at December 31, 2001 are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2002	$1,909	$7,883
2003	1,503	7,227
2004	293	7,153
2005	—	6,838
2006	—	6,894
Thereafter	—	38,665

Total minimum lease payments	3,705	$74,660

Less: Amount representing interest	(200)

Present value of minimum lease payments	3,505
Less: Current portion	(1,748)

Long-term portion of capital lease obligations	$1,757

In June 2001, the Company entered into an agreement to surrender its operating leasehold in Osaka, Japan (the “Agreement to Surrender”). As stipulated in the Agreement to Surrender, the Company paid rent through June 2001 and paid a cash termination on fee of approximately $463,000. In exchange, the Company received in full its deposit on this lease. This has been included in the restructuring charge for the year ended December 31, 2001.

In August 2002, the Company entered into additional lease termination agreements for two other operating leaseholds (see Note 10).

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bandwidth purchase commitment

In December 2001, the Company entered into an agreement with Qwest HK whereby Qwest HK agreed to purchase from the Company the Pihana Services at some or all of the data centers operated by the Company and the Company agreed to purchase from Qwest HK the Qwest Services at each of its data centers. The consideration payable for both the Pihana Services and Qwest Services was, in aggregate, $5,736,000 during a five-year period.

In light of the nature of this arrangement, the Company has accounted for the value of the purchase commitments and revenues resulting from this agreement as an exchange arrangement. As a result, and having considered the guidance in APB Opinion No. 29, (APB 29), the Company has determined that the revenue and purchase commitments arising from this arrangement should be offset and, as a result, there is no overall impact on the results of operations and balance sheet that arises from this arrangement.

Software license agreement

On March 30, 2001, the Company entered into a three-year technology license agreement with Storage Networks, Inc. whereby Storage Networks granted a non-exclusive, non-assignable right and license to install and execute the Storage Network technology for the Company’s internal use and external use as part of the Company’s I center solutions. In exchange for this license agreement, the Company has agreed to pay the following:

•	Corporate launch fee of $1 million, payable in six monthly installments commencing March 2001; and

•	Additional minimum service fees of $1 million, payable by March 30, 2002 and $3 million, payable by March 30, 2003.

As of December 31, 2001, the Company had paid approximately $1 million in accordance with the terms of the contract and had commitments to pay $1 million in the year ended December 31, 2002 and $3 million in the year ended December 31, 2003.

In June, 2002, the Company terminated this agreement. In consideration for this termination, the Company agreed to pay a termination fee $1,250,000 in addition to approximately $1 million of payments made to date under the terms of the agreement. As a result of this termination, the Company wrote-off the remaining net book value of the license agreement of approximately $750,000.

Employee change of control commitments

Four of the Company’s employees are entitled to severance pay in the event of termination. Under the agreements in place, severance payments can range from $980,000 to $3.6 million, depending on certain factors which are conditional upon a change of control for the Company.

Two employees have Hong Kong expatriate agreements which require the Company pay various expenses, including: housing; cost of living differential; education costs for children; auto expense; annual home leave costs for three weeks per year; income taxes in Hong Kong on all Company related income; and other expenses. Upon consummation of change of control prior to July 1, 2003 or if terminated then, then at the Company’s option either: (i) employee shall be paid by the Company in the amount equal to any accrued and unpaid benefits for period ending July, 2003 or (ii) as a condition of such change of control any successor entity shall agree to be bound and assume the Company’s obligations hereunder. Expatriate expenses for the year ending December 31, 2001 were approximately $600,000.

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Employee Benefit Plans

Effective September 1, 2000, the Company adopted a 401(k) plan. Employees meeting the eligibility requirements, as defined, may contribute up to 15% of their salaries. The Company has not made any contributions to the 401(k) plan.

9. Related Party Transactions

Included in construction in progress and accounts payable at December 31, 2000 are $8,654,000 and $6,577,000, respectively, of software design costs owed to a Series B convertible preferred stockholder. During 2001, the Company reached an agreement to pay $2.5 million as consideration for these services and reduced the construction in progress to reflect the reduced cost.

At December 31, 2001, the Company had accounts payable of $118,000 owing to a Series B convertible preferred stockholder.

At December 31, 2001 and 2000, respectively, the Company had cash equivalents and short-term investments of $52,576,000 and $172,732,000 held with a Series B convertible preferred stockholder.

10. Subsequent Events

Leasehold property

In August 2002, the Company finalized its agreement to exit its excess office leasehold in Singapore. As part of this agreements, the Company agreed to pay a one-time cash settlement fee of $113,000 and give up its deposit on this property (approximately $100,000). As a result of vacating this property, the Company also wrote-off all property and equipment located in this excess office space, primarily leasehold improvements and some furniture and fixtures, totaling approximately $490,000.

In August, 2002, the Company entered into an arrangement to sublease part of its Honolulu office space.

Employee commitments

In March 2002, the Company granted two $600,000 promissory notes to two executive officers of the Company. These are non-interest bearing. In addition, the Company has committed to forgive these notes beginning March 2003. Forgiveness also occurs if the employees are terminated prior to a change of control of the Company.

Effective April 2002, certain employees (“Covered Employee”) are entitled to bonus payments in the event of a change of control. Under the terms of the proposed transaction, each Covered Employee would receive a bonus of the greater of 5% of total consideration or $1.0 million. In the case of one of the employees, any bonus to be paid will be reduced by the amount of retention loss forgiveness by the Company (up to $600,000). In addition, in the case of all these employees, any bonus to be paid will be reduced by the aggregate fair market value of all equity instruments or other benefits received pursuant to the Company’s 1999 stock option plan and any other incentive plan or compensatory award paid.

Merger

In October 2002, the Company entered into a combination agreement to merge with a wholly owned subsidiary of Equinix, Inc. in exchange for approximately 76.6 million shares of Equinix common stock. The

PIHANA PACIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

merged company will continue to operate under the Equinix name and management. The combination agreement provides that 10% of the merger consideration to be issued will be held in escrow to secure the obligations of the Company’s stockholders to indemnify Equinix for certain losses.

The combination agreement contemplates that 22.5% of the fully diluted capitalization (as defined in the combination agreement) will be issued in the merger if the Company’s cash balance (as defined in the combination agreement) is $28.0 million or higher. The percentage interest will be reduced based on reductions in that cash balance.

The merger is subject to a number of conditions and no assurance can be given that the merger will be completed. The Company’s estimated transaction costs are approximately $2,625,000 in connection with the merger.

3,500,000 Shares

Equinix, Inc.

Common Stock

P R O S P E C T U S   S U P P L E M E N T

November     , 2003

Citigroup

SG Cowen

Needham & Company, Inc.

Adams, Harkness & Hill, Inc.